   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 2000

                                                REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            RARE MEDIUM GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        DELAWARE                                                 23-2368845
            (STATE OR OTHER JURISDICTION OF                                   (I.R.S. EMPLOYER
             INCORPORATION OR ORGANIZATION)                                 IDENTIFICATION NO.)

                            ------------------------

                          565 FIFTH AVENUE, 29TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 883-6940
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             ROBERT C. LEWIS, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            RARE MEDIUM GROUP, INC.
                          565 FIFTH AVENUE, 29TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 883-6940
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                  Copies to:

                          GREGORY A. FERNICOLA, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              FOUR TIMES SQUARE
                           NEW YORK, NEW YORK 10036
                                (212) 735-3000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                   PROPOSED             PROPOSED
 TITLE OF SHARES TO       AMOUNT TO BE         MAXIMUM OFFERING    MAXIMUM AGGREGATE        AMOUNT OF
   BE REGISTERED           REGISTERED         PRICE PER SHARE(1)   OFFERING PRICE(1)    REGISTRATION FEE
Common stock, $.01
par value
per share...........    2,500,000 shares            $40.00          $100,000,000.00          $26,400

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT SPECIFICALLY STATING THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2000

                                2,500,000 Shares

                                    [LOGO]

                                  Common Stock

                               ------------------

     This prospectus relates to the offer for sale from time to time of up to 2,500,000 shares of our common stock by some of our current stockholders. These stockholders acquired the shares in a private placement completed on January 14, 2000. We will not receive any proceeds from the resale of these shares by the selling stockholders. For more information on the selling stockholders, see "Selling Stockholders" on page 50.

     Our common stock is traded on The Nasdaq National Market under the symbol "RRRR". On February 10, 2000, the last reported sale price for our common stock was $46 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON
PAGE 6.

     The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off The Nasdaq National Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. For more information on how the shares may be distributed, see "Plan of Distribution" on page 51.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

             The date of this prospectus is                , 2000.

                               ------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                   ----
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE.....................................     ii

PROSPECTUS SUMMARY..............................      1

RISK FACTORS....................................      6

THIS PROSPECTUS CONTAINS FORWARD-LOOKING
  STATEMENTS....................................     16

USE OF PROCEEDS.................................     16

DIVIDEND POLICY.................................     16

CAPITALIZATION..................................     17

SELECTED CONSOLIDATED FINANCIAL AND OPERATING
  DATA..........................................     18

UNAUDITED SUPPLEMENTAL FINANCIAL
  INFORMATION...................................     20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS....................................     23

                                                   PAGE
                                                   ----

BUSINESS........................................     30
MANAGEMENT......................................     43
DESCRIPTION OF OUR CAPITAL STOCK................     45
SHARES ELIGIBLE FOR FUTURE SALE.................     49
SELLING STOCKHOLDERS............................     50
PLAN OF DISTRIBUTION............................     51
LEGAL COUNSEL...................................     53
EXPERTS.........................................     53
WHERE YOU CAN FIND ADDITIONAL
  INFORMATION...................................     53
INDEX TO FINANCIAL
  STATEMENTS....................................    F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. Specifically, we incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     o Our Annual Report on Form 10-K for the year ended December 31, 1998, as amended;

     o Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

     o Our Current Reports on Form 8-K filed with the SEC on February 4, 1999, February 10, 1999, April 29, 1999, May 28, 1999, June 21, 1999, October
       14, 1999 and November 24, 1999, as amended on December 23, 1999;

     o Our Definitive Proxy Statement for a Special Meeting of Stockholders held on March 16, 1999, filed with the SEC on February 17, 1999;

     o Our Definitive Proxy Statement for an Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999; and

     o Our Form 10 filed with the SEC on September 16, 1985.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                             Robert C. Lewis, Esq.
                               Vice President and
                                General Counsel
                            Rare Medium Group, Inc.
                          565 Fifth Avenue, 29th Floor
                               New York, NY 10017
                           Telephone: (212) 883-6940

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.
                               ------------------

     Any statement contained in this prospectus or in a document all or a portion of which is incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights some of the information from this prospectus and may not contain all the information that is important to you. You should read the entire prospectus, including the section entitled "Risk Factors" and our consolidated financial statements and related notes, before deciding to invest in our common stock.

     In this prospectus, unless the context otherwise requires a different meaning, all references to "Rare Medium Group," "we," "our," "us" or "our company" refer to Rare Medium Group, Inc. and its subsidiaries. All references to "Rare Medium, Inc." refer to our wholly owned subsidiary, Rare Medium, Inc. and its subsidiaries.

     On February 1, 2000 we filed a registration statement on Form S-3 with the SEC relating to the proposed offering of 2,875,000 shares of our common stock in an underwritten public offering, including 375,000 shares of common stock which may be sold pursuant to an option granted to the underwriters to cover over-allotments. We refer to that offering in this prospectus as the "public offering."

     Unless otherwise indicated, the information in this prospectus assumes:

     o no exercise of the underwriters' over-allotment option in the public offering;

     o no exercise of outstanding options to purchase our common stock; and

     o no conversion or exercise of our outstanding Series A preferred stock, Series 1-A warrants, Series 2-A warrants or any other outstanding warrants or convertible or exchangeable securities.

                                  OUR COMPANY

     We are an Internet-focused company that:

     o provides Internet professional services to companies;

     o invests in and develops, manages and operates companies in selected Internet-focused market segments; and

     o takes strategic equity positions in companies that we believe possess superior Internet-focused business models.

     Our end-to-end Internet professional services offering encompasses the entire Internet services spectrum, ranging from strategic and creative consulting to applications development, implementation and hosting. Our customers include AT&T, Dr. Drew, Epson, Forbes, Microsoft, Nestle, Ritz Carlton and Weider.

     We also invest in and internally develop, manage and operate companies in selected Internet-focused market segments. We refer to the companies in which we are the majority shareholder as our "incubator companies." In addition, we make minority investments in independently managed companies, in which we co-invest with well-known financial and industry partners such as Brentwood Associates, Compaq Computer Corp., Constellation Ventures, GE Capital Corp., Hicks, Muse, Tate & Furst, Mayfield Partners and Omnicom. Our investment business is currently focused on Internet companies engaged in the business-to-business e-commerce, Internet enabling tools, broadband and next generation communications sectors.

     The widespread acceptance of the Internet as a new global medium has transformed the way people and businesses share information and conduct commerce. International Data Corporation, an independent research firm, forecasts that the number of worldwide Internet users will increase from 196 million in 1999 to 502 million in 2003. We believe this growth will drive demand for Internet-related services to support this increased usage. International Data Corporation projects that spending on Internet-related services will rise from approximately $13 billion in 1999 to more than $78 billion in 2003.

     We believe the following elements of our Internet solutions distinguish us as a leading Internet services provider:

     o our vertically focused strategic industry expertise;

     o our broad skill set;

     o our focus on strategic consulting services for venture capital firms and their portfolio companies;

     o our efficient deployment of Internet solutions providing clients with rapid time to value;

     o our Application Service Provider or "ASP" initiative; and

     o our rapidly developing broadband competency.

     Our goal is to enhance our position as a leading Internet services firm providing complete e-business solutions. Our strategy to achieve this objective is to:

     o attract and retain a highly specialized work force;

     o expand and develop industry-specific expertise;

     o leverage our strategic consulting services;

     o enhance the Rare Medium brand;

     o increase repeat and recurring revenues;

     o leverage best practices and create operational efficiencies;

     o leverage our relationship with Apollo, our largest shareholder;

     o develop and maintain additional strategic relationships; and

     o continue to expand geographic coverage.

     We believe the collaboration between our investment and Internet services businesses allows us to achieve the following significant competitive advantages in each business:

     Investment Business

     o we are better positioned to identify early promising Internet-focused companies that we believe possess superior business models because of our knowledge of and presence in the Internet services industry; and

     o we are able to deliver high quality Internet services, strategic consulting services and business infrastructure services to these companies during their most critical growth period, which we believe increases the likelihood of their success and return on our investment.

     Internet Services Business

     o in many cases, the companies in which we invest enter into an Internet services agreement with us;

     o we believe many of the companies in which we invest are engaged in innovative and cutting edge business models and technologies, and by providing Internet services to these companies, we are able to increase our knowledge and expertise; and

     o our Internet services business is able to attract and retain superior Internet professionals by giving them increased opportunities to share in any financial success of and work for promising Internet-focused companies.

                               ABOUT OUR COMPANY

     Our executive offices are located at 565 Fifth Avenue, 29th Floor, New York, New York 10017, and our telephone number is (212) 883-6940. Our website is www.raremediumgroup.com. The website of Rare Medium, Inc. is www.raremedium.com. The information contained on our website and Rare Medium, Inc.'s website is not incorporated by reference into, and is not a part of, this prospectus.

                  SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table presents summary consolidated financial and operating data derived from our consolidated financial statements. You should read this along with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes.

     Our historical financial statements for the nine months ended September 30, 1998 and September 30, 1999 are unaudited and in our opinion include all adjustments necessary for a fair presentation of the results for the unaudited period. You should not rely on interim results as being indicative of results we may expect for the full year.

     The pro forma balance sheet data give effect to (1) the acquisition of Evit Caretni Interactive, Inc., Carlyle Media Group Limited and College Media, Inc.,
(2) the net proceeds of $65.7 million resulting from the private placement in January 2000 of 2,500,000 shares of common stock and (3) the issuance in October 1999 of 398,703 shares of common stock to two noteholders for their beneficial interest in $4 million of the original principal amount of the note arising from our acquisition of Rare Medium, Inc. in April 1998, referred to in this prospectus as the "Rare Medium Note," in each case as if they occurred on September 30, 1999.

     The pro forma, as adjusted, consolidated balance sheet data give effect to the foregoing transactions and the offering of common stock in the public offering, as if they had occurred on September 30, 1999.

                                                                                           NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                                   -----------------------------     -----------------------------
                                                       1997             1998             1998             1999
                                                   ------------     ------------     ------------     ------------
                                                                                              (UNAUDITED)
                                                                  (IN THOUSANDS EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.......................................    $         --     $      4,688     $      2,538     $     19,081
                                                   ------------     ------------     ------------     ------------
Expenses:
 Compensation expense..........................              --            6,076            3,554           18,626
 Sales and marketing expense...................              --              156              127            1,315
 General and administrative expense............           1,992            3,948            2,250           10,000
 Depreciation and amortization.................              --           12,584            8,415           16,971
                                                   ------------     ------------     ------------     ------------
   Total expenses..............................           1,992           22,764           14,346           46,912
                                                   ------------     ------------     ------------     ------------
Loss from operations...........................          (1,992)         (18,076)         (11,808)         (27,831)
Interest income (expense), net.................             493           (1,279)            (716)          (1,407)
                                                   ------------     ------------     ------------     ------------
   Loss before taxes and discontinued
     operation.................................          (1,499)         (19,355)         (12,524)         (29,238)
Income tax expense.............................              --              355               --               --
                                                   ------------     ------------     ------------     ------------
Loss before discontinued operation.............          (1,499)         (19,710)         (12,524)         (29,238)
                                                   ------------     ------------     ------------     ------------
Discontinued operation:
 Loss from discontinued operation..............         (11,985)          (5,166)          (4,425)              --
 Gain on restructuring Engelhard/ICC...........              --           24,257           24,257               --
                                                   ------------     ------------     ------------     ------------
   (Loss) income from discontinued operation...         (11,985)          19,091           19,832               --
                                                   ------------     ------------     ------------     ------------
Net (loss) income..............................         (13,484)            (619)           7,308          (29,238)
 Deemed dividend attributable to issuance of
   convertible preferred stock.................              --               --               --          (29,879)
 Cumulative dividends and accretion of
   convertible preferred stock to liquidation
   value.......................................              --               --               --           (4,663)
                                                   ------------     ------------     ------------     ------------
Net (loss) income attributable to common
 stockholders..................................    $    (13,484)    $       (619)    $      7,308     $    (63,780)
                                                   ------------     ------------     ------------     ------------
                                                   ------------     ------------     ------------     ------------
Basic and diluted (loss) earnings per share:
 Continuing operations.........................    $      (0.07)    $      (0.78)    $      (0.48)    $      (1.81)
 Discontinued operation........................    $      (0.56)    $       0.76     $       0.76     $         --
                                                   ------------     ------------     ------------     ------------
Net (loss) income per share....................    $      (0.63)    $      (0.02)    $       0.28     $      (1.81)
                                                   ------------     ------------     ------------     ------------
                                                   ------------     ------------     ------------     ------------
Weighted average common shares outstanding.....      21,339,635       25,282,002       26,128,504       35,320,850

                                                                            AS OF SEPTEMBER 30, 1999
                                                                    -----------------------------------------
                                                                                                  PRO FORMA,
                                                                     ACTUAL      PRO FORMA        AS ADJUSTED
                                                                    --------     ------------     -----------
                                                                                   (UNAUDITED)
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.......................................    $ 59,374       $124,092
Investments in affiliates.......................................      14,551         14,551
Total assets....................................................     153,725        241,456
Notes payable, less current portion.............................       2,990          1,054
Total liabilities...............................................      16,826         20,463
Series A convertible preferred stock (a)........................      34,553         34,553
Stockholders' equity............................................     102,346        186,440

------------------

(a) As a result of the issuance of the preferred stock and related warrants, the net proceeds were allocated to the preferred stock and additional paid-in capital based on the relative fair values of the preferred stock and warrants. The amount at September 30, 1999 represents the initial
    $29.9 million allocated to the preferred stock, plus the cumulative in-kind dividends, and accretion of the $29.9 million carrying value up to the $87.0 million face redemption amount over 13 years.

                        SUMMARY SUPPLEMENTAL OPERATIONS DATA

     The following unaudited supplemental operations data is based on our unaudited historical operations data, and the unaudited historical operations data of our wholly owned subsidiary, Rare Medium, Inc. Our Internet services business is conducted through Rare Medium, Inc. No other business operations are conducted by or through Rare Medium, Inc.

     With respect to Rare Medium Group, Inc., the following unaudited supplemental operations data for each of the periods presented give effect to all 17 acquisitions made by us through September 30, 1999, and the acquisitions of Evit Caretni Interactive, Inc., Carlyle Media Group Limited and College Media, Inc., which were made in the three-month period ended December 31, 1999, as if these acquisitions occurred on January 1, 1999. With respect to Rare Medium, Inc., the following unaudited supplemental operations data for each of the periods presented give effect to all of these acquisitions, except for the acquisition of College Media, Inc., as if these acquisitions occurred on January 1, 1999. College Media, Inc. is one of our incubator companies and, therefore, is not included in Rare Medium, Inc.'s Internet services operations.

     The unaudited supplemental data is based upon currently available information of the acquired companies, without audit, and those assumptions and estimates which management believes are reasonable. These assumptions and estimates, however, are subject to change, including adjustments for potential cost savings or other synergies arising from the acquisitions we made during 1998 and 1999. These statements are presented for comparative purposes only and do not purport to be indicative of the actual results of operations that might have occurred or expected future results. You should read the unaudited supplemental financial data in conjunction with our consolidated financial statements and the related notes.

                                                        NINE MONTHS ENDED SEPTEMBER 30, 1999
                                                    RARE MEDIUM, INC.     RARE MEDIUM GROUP, INC.
                                                    -----------------     -----------------------
                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS)
Revenues.........................................        $27,911                 $  31,818
  Cost of revenues...............................         14,339                    18,364
                                                         -------                 ---------
    Gross profit.................................         13,572                    13,454
                                                         -------                 ---------
  Sales and marketing expense....................            910                       974
  General and administrative expense.............         16,509                    24,523
  Depreciation and amortization..................          1,115                    21,280
                                                         -------                 ---------
                                                          18,534                    46,777
                                                         -------                 ---------
    Operating loss...............................        $(4,962)                $ (33,323)
                                                         -------                 ---------
                                                         -------                 ---------

                                                                                         NINE MONTHS
                                                        THREE MONTHS ENDED                  ENDED
                                              --------------------------------------    -------------
                                              MARCH 31,    JUNE 30,    SEPTEMBER 30,    SEPTEMBER 30,
                                                1999         1999         1999             1999
                                              ---------    --------    -------------    -------------
                                                                    (UNAUDITED)
                                                                  (IN THOUSANDS)
RARE MEDIUM, INC.
Revenues...................................    $ 6,158     $  8,220       $13,533          $27,911
  Cost of revenues.........................      3,199        4,334         6,806           14,339
                                               -------     --------       -------          -------
     Gross profit..........................      2,959        3,886         6,727           13,572
                                               -------     --------       -------          -------
  Sales and marketing expense..............         97          163           650              910
  General and administrative expense.......      3,574        5,559         7,376           16,509
  Depreciation and amortization............        278          340           497            1,115
                                               -------     --------       -------          -------
                                                 3,949        6,062         8,523           18,534
                                               -------     --------       -------          -------
     Operating loss........................    $  (990)    $ (2,176)      $(1,796)         $(4,962)
                                               -------     --------       -------          -------
                                               -------     --------       -------          -------

     Rare Medium, Inc.'s actual revenue was $2.5 million, $5.5 million and $11.9 million for the three-month periods ended March 31, 1999, June 30, 1999, September 30, 1999, respectively, and $19.9 million for the nine-month period ended September 30, 1999. Rare Medium, Inc.'s revenue includes revenues from our consolidated subsidiaries of $0.5 million and $0.7 million for the three-month periods ended June 30, 1999 and September 30, 1999, respectively, and $1.2 million for the nine-month period ended September 30, 1999. These revenues are eliminated in the consolidated financial statements of Rare Medium Group, Inc.

PRIVATE PLACEMENT

     On January 14, 2000, we sold the 2,500,000 shares of our common stock covered by this prospectus for gross proceeds of $70.1 million (net proceeds of $65.7 million) in a private transaction, which we refer to in this prospectus as the "private placement." The private placement was made to a group of mutual funds managed by Putnam Investments and Franklin Resources, Inc. See the section entitled "Selling Stockholders."

POTENTIAL ACQUISITIONS AND INVESTMENTS

     We regularly consider possible investments, acquisition opportunities and other forms of business combinations, particularly in our investment business. Historically, we have been involved in numerous transactions of various magnitudes for consideration which included cash or securities, including our common stock or combinations thereof. We are continuing to evaluate and to pursue appropriate investment, acquisition and combination opportunities as they arise in the expansion of our operations and investment portfolio. We cannot assure you as to the timing, likelihood or financial or business effect of any possible transaction.

     As part of our regular on-going evaluation of acquisition opportunities, we are currently engaged in a number of separate and unrelated preliminary discussions concerning possible investments and acquisitions. We are in the early stages of such discussions and have not entered into any definitive agreements with respect to any of these possible investments or acquisitions. The consideration for the possible investments or acquisitions may be paid in cash, through the issuance of common stock, which could significantly increase the number of shares of common stock outstanding, or other securities, or a combination thereof. Prior to consummating any such possible acquisition, we, among other things, will have to initiate and satisfactorily complete our due diligence investigation, negotiate the financial and other terms, including price, and conditions of such investments or acquisitions, and obtain appropriate board of directors, regulatory and other necessary consents and approvals. We cannot predict if any such acquisition will be completed or, if completed, will result in a financial or other benefit to us.

                                  RISK FACTORS

     You should carefully consider the risks described below before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also impair our operations and business.

     If we do not successfully address any of the risks described below, there could be a material adverse effect on our financial condition, operating results and business, and the trading price of our common stock may decline and you may lose all or part of your investment. We cannot assure you that we will successfully address these risks.

WE HAVE REPORTED OPERATING LOSSES AND WE CANNOT ASSURE YOU THAT WE WILL ATTAIN PROFITABILITY.

     We had a $19.7 million loss before discontinued operations for the year ended December 31, 1998 and a $29.2 million loss from operations for the nine months ended September 30, 1999. Although we have experienced recent revenue growth, and had revenues of $19.1 million for the nine months ended
September 30, 1999 compared to $4.7 million for the year ended December 31, 1998, this growth may not be sustainable or indicative of future operating results. In addition, we have incurred substantial costs to expand and integrate our operations. We intend to continue to invest heavily in acquisitions, infrastructure and marketing. Our ongoing integration costs will include the combination of the financial, information and communications systems of the various companies that we have acquired and may acquire in the future. Our ongoing expansion costs will include the leasing of additional office space, the purchase and leasing of new computer and communications equipment and the hiring of additional employees. As a result of these and other costs, we may continue to incur operating losses in the future, and we cannot assure you that we will attain profitability.

WE HAVE A LIMITED OPERATING HISTORY, WHICH MAKES IT MORE DIFFICULT TO PREDICT WHETHER OR NOT WE WILL ULTIMATELY HAVE SUCCESSFUL BUSINESS OPERATIONS.

     Our business has a limited operating history. Our prospects must be considered in light of the risks and difficulties frequently encountered by companies expanding into a new and rapidly evolving area such as Internet services, including, but not limited to, an untested business model and the management of growth. You should evaluate our business operations in view of the risks, uncertainties, delays and difficulties associated with starting a new business, many of which may be beyond our control. We cannot assure you that we will be successful in meeting the challenges and addressing the risks that we face in a new and rapidly expanding market such as Internet services and other Internet related products and services and making venture investments and developing incubator companies.

COMPETITION FOR INTERNET SERVICES IS INTENSE WITH LOW BARRIERS TO ENTRY WHICH MAY AFFECT OUR FINANCIAL CONDITION, OPERATING RESULTS AND BUSINESS.

     The market for Internet services is relatively new, intensely competitive, rapidly evolving and subject to rapid technological change. While relatively new, the market is already highly competitive and characterized by an increasing number of entrants who have introduced or developed products and services similar to those offered by us. We expect competition not only to persist but to increase. Increased competition may result in price reductions, reduced margins and loss of market share.

     Our competitors can be divided into the following groups:

     o Internet services providers;

     o large systems integrators;

     o specialty systems integrators;

     o strategy consulting firms; and

     o interactive marketing firms.

     Many of our current and potential competitors have longer operating histories, larger installed customer bases, greater name recognition, longer relationships with clients and significantly greater financial, technical, marketing and public relations resources than we do. At any time our current and potential competitors could increase their resource commitments to our markets. We expect to face additional competition from new market entrants in the future as the barriers to entry into our business are also relatively low. Our current or future competitors may also be better positioned to address technological and market developments or may react more favorably to technological changes. We compete on the basis of a number of factors, including the attractiveness of the Internet services offered, the breadth and quality of these services, creative design and systems engineering expertise, pricing, technological innovation and understanding clients' strategies and needs. Many of these factors are beyond our control. Existing or future competitors may develop or offer strategic Internet services that provide significant technological, creative, performance, price or other advantages over the services offered by us. As a result, our financial condition, operating results and business could be adversely affected and the value of your investment could be reduced significantly.

COMPETITION FOR VENTURE INVESTMENTS IS INTENSE.

     We face competition from numerous other capital providers seeking to acquire interests in Internet-related businesses, including:

     o other Internet companies;

     o venture capital firms;

     o large corporations; and

     o other capital providers who also offer support services to companies.

     Traditionally, venture capital and private equity firms have dominated investments in emerging technology companies, and many of these types of competitors may have greater experience and financial resources than we have. In addition to competition from venture capital and private equity firms, several public companies such as CMGI, Internet Capital Group and Safeguard Scientifics, as well as private companies such as Idealab!, devote significant resources to providing capital together with other resources to Internet companies. Additionally, corporate strategic investors, including Fortune 500 and other significant companies, are developing Internet strategies and capabilities. Many of these competitors have greater financial resources and brand name recognition than we do, and the barriers to entry for companies wishing to provide capital and other resources to entrepreneurs and their emerging technology companies are minimal. We expect that competition from both private and public companies with business models similar to our own will intensify. Among other adverse consequences, this competition may diminish the pool of potential investment opportunities and raise the cost of making future investments. As a result, our financial condition, operating results and business could be adversely affected and the value of your investment could be reduced significantly.

WE GENERALLY DO NOT HAVE LONG-TERM SERVICE CONTRACTS AND OUR NEED TO ESTABLISH RELATIONSHIPS WITH NEW CLIENTS CREATES AN UNCERTAIN REVENUE STREAM.

     Our clients generally retain us on a project by project basis, rather than under long-term contracts. As a result, a client may or may not engage us for further services once a project is completed. Establishment and development of relationships with additional companies and other users of information technology and securing repeat engagements with existing clients are important components of our business operations. The absence of long-term contracts and the need for new clients create an uncertain revenue stream. A client that accounts for a significant portion of our revenues in a given period may not generate a similar amount of revenues, if any, in subsequent periods. We cannot assure you that we will be able to add new major clients or to secure new engagements with existing clients. In addition, some of our existing clients may unilaterally reduce the scope of, or terminate, existing projects. We cannot assure you that we will be able to maintain our business relationship with or avoid a material reduction in the use of our services by any of our significant existing clients.

WE MAY NEED ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE TO US. THE RAISING OF ANY ADDITIONAL CAPITAL MAY DILUTE YOUR OWNERSHIP IN OUR COMPANY.

     We may need to raise additional funds through public or private debt or equity financings in order to:

     o take advantage of opportunities, including more rapid expansion or acquisitions of, or investments in, businesses or technologies;

     o develop new services; or

     o respond to competitive pressures.

     Any additional capital raised through the sale of equity would dilute your ownership percentage in our company. Furthermore, we cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all. In such case, our financial condition, operating results and business may be materially and adversely affected.

OUR RECENT ACQUISITIONS HAVE CREATED FINANCIAL AND OTHER CHALLENGES, WHICH, IF NOT ADDRESSED OR RESOLVED, COULD HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION, OPERATING RESULTS AND BUSINESS.

     We acquired or made controlling equity investments in three businesses during 1998 and 22 businesses during 1999. To the extent our management must devote significant time and attention to the integration of technology, operations, businesses and personnel as a result of our services and incubator acquisitions, our business may suffer. In addition, our senior management faces the difficult and potentially time consuming challenge of implementing uniform standards, controls, procedures and policies throughout our current and future acquisitions. We could also experience financial or other setbacks if any of the acquired businesses experienced problems in the past of which our management is not presently aware. For example, if an acquired business had dissatisfied customers or had any performance problems, our reputation could suffer as a result of our association with that business. In addition, we may experience disputes with the sellers of acquired businesses and may fail to retain key acquired personnel. To the extent any customer or other third party asserts any material legal claims against any of the acquired companies, our financial condition, operating results and business could be materially and adversely affected.

OUR ACQUISITION STRATEGY MAY RESULT IN INCREASED EXPENSES, DIFFICULTIES IN INTEGRATING ACQUIRED COMPANIES AND DIVERSION OF MANAGEMENT'S ATTENTION.

     A key component of our growth strategy is to acquire Internet related businesses that complement or enhance our business, on acceptable terms. We expect the competition for acquisition candidates to continue to increase. We cannot assure you that we will be able to identify and successfully compete for attractive acquisition candidates or complete acquisitions at reasonable purchase prices, in a timely manner or at all. In addition, some of our competitors have greater financial resources than we do and may be able to more effectively complete acquisitions, which could result in increased prices for acquisition targets and a diminished pool of companies available for acquisition.

     Some of the other risks that we may encounter in implementing our acquisition growth strategy include:

     o expenses and difficulties in identifying potential targets and the costs associated with uncompleted acquisitions;

     o expenses, delays and difficulties of integrating acquired companies into our existing organization;

     o diversion of management's attention;

     o expenses of amortizing acquired companies' intangible assets;

     o issuances of equity securities to pay for acquisitions may be dilutive to existing stockholders;

     o impact on our financial condition due to the timing of acquisitions; and

     o expense of any undisclosed or potential legal liabilities of acquired companies.

     If realized, any of these risks could have a material adverse effect on our financial condition, operating results and business.

WE MAY SUFFER ADVERSE CONSEQUENCES IF DEEMED TO BE AN INVESTMENT COMPANY.

     We may suffer adverse consequences if deemed to be an investment company under the Investment Company Act of 1940. Some equity investments made by us may constitute investment securities under the 1940 Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the 1940 Act unless a particular exclusion or SEC safe harbor applies. If we were to be deemed an investment company, we would become subject to the requirements of the 1940 Act. As a consequence, we would be prohibited from engaging in business or issuing our securities as we have in the past and might be subject to civil and criminal penalties for noncompliance. In addition, certain of our contracts might be voidable, and a court-appointed receiver could take control of our company and liquidate our business.

     Although our investment securities currently comprise less than 40% of our assets, fluctuations in the value of these securities or of our other assets may cause this limit to be exceeded. Unless an exclusion or safe harbor were available to us, we would have to attempt to reduce our investment securities as a percentage of our total assets in order to avoid becoming subject to the requirements of the 1940 Act. This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If we were required to sell investment securities, we may sell them sooner than we otherwise would. These sales may be at depressed prices, and we may never realize anticipated benefits from, or may incur losses on, these investments. Some investments may not be sold due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, we may incur tax liabilities when we sell assets. We may also be unable to purchase additional investment securities that may be important to our operating strategy. If we decide to acquire non-investment security assets, we may not be able to identify and acquire suitable assets and businesses.

WE MAY FACE DIFFICULTIES MANAGING OUR GROWTH.

     Our recent growth has required a greater amount of our managerial and operational resources. A key part of our strategy is to grow, both by hiring more personnel and through acquisitions, which will continue to require a substantial amount of our resources. To manage future growth, our management must continue to improve our operational and financial systems and expand, train, retain and manage our employee base. We cannot assure you that we will be able to manage our growth effectively. If our systems, procedures and controls are inadequate to support our operations, our expansion would be impaired. Any inability to manage growth effectively could have a material adverse effect on our financial condition, operating results and business.

WE MAY HAVE DIFFICULTY IN MANAGING OUR INTERNATIONAL OPERATIONS AND EXPANSION, WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS AND BUSINESS.

     A key element of our strategy is to expand our business into international markets. In addition to our domestic operations, we have operations in Australia, Canada and the United Kingdom. We intend to commence operations in Singapore and Tokyo in the near future. Our management may have difficulty in managing our international operations because of distance, as well as language and cultural differences. We cannot assure you that we will be able to market and operate our services successfully in foreign markets.

     Other risks related to our international operations include:

     o fluctuations in currency exchange rates;

     o difficulties arising from staffing and managing foreign operations;

     o state-imposed restrictions on the repatriation of funds;

     o legal and regulatory requirements of different countries, such as differing tax or labor laws; and

     o potential political and economic instability.

     If any of these risks materialize, we may not be able to successfully promote our services or perform client engagements in international markets. As a result, our growth and ability to compete effectively may be hindered and our financial condition, operating results and business could be materially and adversely affected.

OUR VENTURE INVESTMENTS ARE RISKY.

     A key element of our strategy is to make minority equity investments in Internet start-up companies. As of September 30, 1999, we have made venture investments in seven companies, with our equity stakes in these companies ranging from 1% to 33%. As of September 30, 1999, the aggregate cost of our venture investments totaled approximately $14.6 million. Decreases in the value of these companies will have an adverse effect on our business. Because we own less than a majority of the shares of these companies, we are not involved in the day-to-day operations of any of these companies and may not be able to control the policies or directions that these companies take.

     All of the companies in which we have made venture investments are in the early stages of development, and we cannot assure you that these companies will be able to successfully achieve their business goals in a timely manner or at all. Our strategy is to realize capital return on our investments in these companies by liquidating these investments through sales of equity or otherwise. We cannot assure you that we will realize any return on any of these investments. Moreover, the trading price of our common stock may be adversely affected if we do not realize any return on these investments, or if that return is lower than the market expects. The failure of one or more of these companies in which we have invested, and the timing of any dispositions of our investments in these companies, could have a material adverse effect on our financial condition, operating results and business and on the trading value of our common stock.

OUR BUSINESS DEPENDS UPON THE PERFORMANCE OF OUR INCUBATOR COMPANIES, WHICH IS UNCERTAIN.

     A key element of our strategy is to internally develop and operate majority owned subsidiaries. Of our approximately $153.7 million in total assets as of September 30, 1999, approximately $9.8 million, or approximately 6%, consisted of investments in and net assets of our incubator companies.

     Many of our incubator companies are in the early stages of their development, and we cannot assure you that these companies will be able to successfully achieve their business goals in a timely manner or at all. Our strategy is to realize capital return on our investment in these companies by liquidating the investments through sales of equity or otherwise. We cannot assure you that we will realize any return on any of these investments. Moreover, the trading price of our common stock may be adversely affected if we do not realize any return on these investments, or if that return is lower than the market expects. The failure of one or more of our incubator companies could have a material adverse effect on our financial condition, operating results and business and on the trading value of our common stock.

THE LOSS OF EXECUTIVE MANAGEMENT OR OTHER KEY PERSONNEL MAY HARM OUR ABILITY TO OBTAIN AND RETAIN CLIENT ENGAGEMENTS AND COMPETE EFFECTIVELY.

     Our business operations depend largely on the skills of our key management and technical personnel as well as key management and technical personnel of companies we have acquired. Many of our executive officers have recently joined us, and many of our key personnel have worked together for a relatively short period. If one or more members of our executive management or other key personnel were unable or unwilling to continue in their present positions, these persons would be very difficult to replace. In addition, if any of these persons joined a competitor or formed a competing company, some of our clients might choose to use the services of that competitor or new company instead of ours. Furthermore, our clients or other companies seeking management talent may hire away some members of our executive management or other key personnel. This could result in the loss of our client relationships or new business opportunities and impede our ability to implement our business strategy. In addition, except for Glenn S. Meyers, our Chairman, President and Chief Executive Officer, we do not maintain key man insurance for any of our employees.

WE ARE DEPENDENT ON OUR ABILITY TO RECRUIT, TRAIN AND RETAIN HIGHLY QUALIFIED INTERNET PROFESSIONALS WHO ARE IN SHORT SUPPLY.

     We believe continued hiring of new personnel will be required to support our business. Our business operations depend in large part on our ability to identify, hire, train and retain highly qualified Internet professionals who can provide the technical, strategic consulting, creative, marketing and audience development skills required by clients. There is a shortage of these highly qualified personnel and we compete with other companies for this limited pool of persons. We cannot assure you that we will be able to attract, train, or retain qualified personnel. Failure to do so could have a material adverse effect on our financial condition, operating results and business.

FLUCTUATIONS IN OUR FINANCIAL PERFORMANCE COULD ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK.

     Our operating results may fluctuate as a result of a variety of factors, many of which are outside of our control, including:

     o the number, size and scope of our client engagements;

     o reductions, cancellations or completions of major projects;

     o the loss of significant clients or a change of scope in a significant client engagement;

     o the opening or closing of an office;

     o our relative mix of business;

     o changes in pricing by us or our competitors;

     o the efficiency with which we utilize our billable professionals, plan and manage our existing and new client engagements and manage our future growth;

     o variability in market demand for Internet services;

     o our ability to retain and attract qualified professionals;

     o our ability to complete fixed-fee engagements within the assigned budget;

     o costs related to expansion of our business;

     o increased competition;

     o marketing budget decisions by our clients; and

     o general economic conditions.

     As a result of these possible fluctuations, period-to-period comparisons of our operating results may not be reliable indicators of future performance. A high percentage of our expenses, including those related to employee compensation and facilities, are fixed. If the number and size of our projects decreases in any period, then our revenues and operating results may also decrease. In some quarters, our operating results may fall below the expectations of securities analysts and investors due to many factors, including those described above. In such event, the trading price of the common stock would likely decline and the decline could be significant.

THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE.

     The market price of our common stock has been, and is likely to continue to be, volatile, experiencing wide fluctuations. In recent years, the stock market has experienced significant price and volume fluctuations which have particularly affected the market prices of equity securities of many companies providing Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. Future market movements may materially and adversely affect the market price of our common stock.

OUR FIXED PRICE CONTRACTS INVOLVE FINANCIAL RISK.

     Many of our contracts are currently on a fixed price basis, rather than a time and materials basis. Further, the average size of our contracts is currently increasing, which results in a corresponding increase in our exposure to the financial risks of fixed price contracts. We assume greater financial risk on fixed price contracts than on time and materials engagements because our source of revenue remains fixed while our costs may be rising. We have only a limited history in estimating our costs for our engagements, particularly for larger projects. We have had to commit unanticipated resources to complete some of our projects, resulting in lower gross margins on such contracts. We may experience similar situations in the future. In addition, we typically assume the fixed price contracts of the companies we acquire. If we fail to estimate accurately the resources and time required for an engagement, to manage client expectations effectively or to complete fixed price engagements within our budget, on time and to our clients' satisfaction, we would be exposed to cost overruns, potentially leading to losses on these engagements.

OUR REVENUES COULD BE NEGATIVELY AFFECTED BY THE LOSS OF MAJOR CLIENTS.

     We derive a significant portion of our revenues from a limited number of clients. In 1999, we estimate that our five largest clients accounted for approximately 14% of our revenues. The loss of major clients could significantly reduce our revenues, which could have a material adverse effect on our financial condition, operating results and business.

FAILURE TO DEVELOP AND STRENGTHEN OUR BRAND COULD ADVERSELY AFFECT OUR OPERATIONS AND BUSINESS.

     We believe that maintaining and strengthening the Rare Medium brand is an important aspect of attracting and maintaining clients. The importance of brand recognition will increase as competition in the market for Internet services increases. Building a brand requires a successful marketing effort and successful delivery of product to clients. A single event involving client dissatisfaction could tarnish the perception of Rare Medium as a whole despite any efforts to maintain and strengthen the Rare Medium brand name. We cannot assure you that the strategy adopted and expenses incurred by us will result in a stronger brand.

OUR SUCCESS DEPENDS UPON STRATEGIC RELATIONSHIPS.

     We have established strategic relationships with AT&T, IBM, Macromedia, Microsoft and Oracle which may be terminated at any time. The loss of any of these or other strategic relationships would deprive us of the opportunity to:

     o gain early access to leading-edge technology;

     o cooperatively market products with these vendors;

     o cross-sell additional services; or

     o gain enhanced access to vendor training and support.

OUR BUSINESS DEPENDS ON THE GROWING DEMAND FOR INTERNET SOLUTIONS.

     If the usage and volume of commercial transactions on the Internet does not continue to increase, demand for our services may decrease and our financial condition, operating results and business could be materially and adversely affected. Our future success depends on the continued expansion of, and reliance of consumers and businesses on, the Internet and related technical solutions. The Internet may not be able to support an increased number of users or an increase in the volume of data transmitted over it. As a result, the performance or reliability of the Internet may be adversely affected as use increases. The improvement of the Internet in response to increased demands will require timely improvement of the high speed modems and other communications equipment that form the Internet infrastructure. The Internet has already experienced outages and delays as a result of damage to portions of its infrastructure. The effectiveness of the Internet may also decline due to delays in the development or adoption of new technical standards and protocols designed to support increased levels of activity. We cannot assure you that the infrastructure, products or services necessary to maintain and expand the Internet will be developed. Other factors that may adversely affect Internet usage or e-commerce adoption include:

     o actual or perceived lack of security of information;

     o congestion of Internet traffic or other usage delays;

     o inconsistent quality of service;

     o increases in Internet access costs;

     o increases in government regulation of the Internet;

     o uncertainty regarding intellectual property ownership;

     o reluctance to adopt new business methods;

     o costs associated with the obsolescence of existing infrastructure; and

     o economic viability of e-commerce models.

OUR BUSINESS OPERATIONS DEPEND ON OUR ABILITY TO ADAPT TO TECHNOLOGICAL INNOVATIONS.

     Our business operations depend, in part, on our ability to keep pace with rapid technological change, new products and services embodying new processes and technologies and industry standards and practices. Failure to respond to these changes could render our existing service practices and methodologies obsolete. We cannot assure you that we will be able to respond quickly, cost-effectively or sufficiently to these developments.

MISAPPROPRIATION OF OUR TRADEMARKS AND OTHER PROPRIETARY RIGHTS COULD HARM OUR REPUTATION, AFFECT OUR COMPETITIVE POSITION AND COST US MONEY.

     We believe our trademarks and other proprietary rights are important to our success and competitive position. If we are unable to protect our trademarks and other proprietary rights against unauthorized use by others, our reputation among existing and potential clients could be damaged and our competitive position adversely affected. We have registered or are registering certain of our trademarks in the United States and abroad. We attempt to limit access to and distribution of our proprietary information as well as proprietary information licensed from third-parties.

     Our strategies to deter misappropriation could be inadequate in light of the following risks:

     o non-recognition or inadequate protection of our proprietary rights in certain foreign countries;

     o undetected misappropriation of our proprietary information or materials; and

     o development of similar software or applications by our competitors.

     We cannot assure you that these strategies will be adequate to deter misappropriation of our proprietary information and material. If any of these risks materialize, we could be required to pay significant amounts to defend our rights or pay damages, and our managerial resources could be diverted.

OTHER PARTIES MAY CLAIM THAT WE HAVE INFRINGED UPON THEIR INTELLECTUAL PROPERTY RIGHTS, RESULTING IN SUBSTANTIAL COSTS TO US AND A DIVERSION OF OUR RESOURCES.

     It is possible that third parties, including our clients, may claim we are infringing upon their intellectual property rights. While we believe that currently there is no basis for such a claim, we cannot assure you that an infringement claim will not be brought against us in the future. The material and adverse consequences of a successful infringement claim against us are as follows:

     o liability for litigation costs and damages;

     o we may be enjoined from using specific intellectual property in the future;

     o we may incur costs for licensing specific intellectual property from others;

     o we may incur significant costs associated with the development of non-infringing alternatives; and

     o we may have to indemnify clients with respect to losses as a result of our infringement of the intellectual property.

     Even if we are successful in defending against an infringement claim, we may incur substantial costs defending ourselves. Additionally, these claims could divert needed resources, management's attention and could harm our reputation.

WE MAY BE SUBJECT TO LEGAL LIABILITY TO OUR CLIENTS.

     Many of our engagements involve the development and implementation of Internet services that are important to our clients' businesses. Our failure or inability to meet a client's expectations in the performance of services could injure our business reputation or result in a claim for substantial damages against us regardless of our responsibility for such failure. In addition, the services we provide for our clients may include confidential or proprietary client information. Although we have implemented policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim against us for substantial damages. Our contractual provisions attempting to limit such damages may not be enforceable in all instances or may otherwise fail to protect us from liability for damages. Moreover, we do not currently have errors and omissions insurance.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY YEAR 2000 ISSUES.

     Year 2000 risks exist because of the potential occurrence of computer system or related processing failures caused by the inability of the computers to recognize date-related data arising from the use of two digits rather than four digits to define a particular year. Currently, our systems have functioned properly with respect to dates starting in the Year 2000 and our clients have not reported experiencing any Year 2000 problems. However, there may still be Year 2000 problems that affect us or our clients, and any potential future Year 2000 problem may cause us to incur material financial losses, liability to our clients or damage to our reputation.

OUR BUSINESS IS SUBJECT TO GENERAL ECONOMIC CONDITIONS.

     Our revenues and results of operations will be subject to fluctuations based upon the general economic conditions in the United States and, to a lesser extent, abroad. If there is a general economic downturn or a recession in the United States, we expect that business enterprises, including our customers and potential customers, would substantially and immediately reduce their budgets or delay implementation of Internet-focused business solutions. A deterioration in existing economic conditions could therefore materially and adversely affect our financial condition, operating results and business.

GOVERNMENTAL REGULATION OF THE INTERNET COULD IMPACT OUR OPERATIONS.

     Currently, we are not subject to any direct governmental regulation other than the securities laws and regulations applicable to all publicly owned companies and laws and regulations applicable to businesses generally. Few laws or regulations are directly applicable to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, it is likely that a number of laws and regulations may be adopted at the local, state, national or international levels with respect to the Internet, including the possible levying of tax on e-commerce transactions. Any new legislation could inhibit the growth in use of the Internet and decrease the acceptance of the Internet as a communications and commercial medium, which could in turn decrease the demand for our services or otherwise have a material adverse effect on our future operating performance and business.

APOLLO BENEFICIALLY OWNS A LARGE PERCENTAGE OF OUR VOTING STOCK.

     After giving effect to the public offering, assuming no exercise of the underwriters' over-allotment option and assuming that all currently outstanding shares of our Series A convertible preferred stock are converted and all Series 1-A and Series 2-A warrants are exercised, affiliates of Apollo would own approximately 44% of our outstanding common stock. Apollo currently owns all of the 907,820 outstanding shares of our Series A convertible preferred stock. As long as Apollo owns at least 100,000 shares of these securities, we are precluded from taking various corporate actions and entering into various transactions, without Apollo's consent. These corporate actions and transactions are described in our proxy statement for the stockholders' meeting held on August 19, 1999. In addition, as long as Apollo owns at least 100,000 shares of our Series A convertible preferred stock, the holders of the Series A convertible preferred stock, voting as a separate class, have the right to elect two of the members of our board of directors and have certain approval rights with respect to additional members of our board of directors in the event that the size of our board of directors is increased.

     Because of Apollo's large percentage of ownership and its rights as the holder of Series A convertible preferred stock, Apollo may have significant influence over our management and policies, such as the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation and mergers or sales of all or substantially all of our assets. In addition, the level of Apollo's ownership of our shares of common stock and these rights could have the effect of discouraging or impeding an unsolicited acquisition proposal.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

     We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future.

THE ISSUANCE OF PREFERRED STOCK OR ADDITIONAL COMMON STOCK MAY ADVERSELY AFFECT OUR STOCKHOLDERS.

     Our board has the authority to issue up to 10,000,000 shares of our preferred stock and to determine the terms, including voting rights, of those shares without any further vote or action by our stockholders. The voting and other rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Similarly, our board may issue additional shares of common stock without any further vote or action by stockholders, which would have the effect of diluting common stockholders. An issuance could occur in the context of another public or private offering of shares of common stock or preferred stock or in a situation where the common stock or preferred stock is used to acquire the assets or stock of another company. The issuance of common stock or preferred stock, while providing desirable flexibility in connection with possible acquisitions, investments and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control.

ANTI-TAKEOVER PROVISIONS COULD MAKE A THIRD-PARTY ACQUISITION OF OUR COMPANY DIFFICULT.

     We are a Delaware corporation. The Delaware General Corporation Law contains provisions that could make it more difficult for a third party to acquire control of our company. In addition, we have a classified board of directors, with each board member serving a staggered three-year term. The existence of a classified board could make it more difficult for a third-party to acquire control of our company. See the section entitled "Description of Our Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE COULD CAUSE OUR STOCK PRICE TO DECLINE.

     The market price of our common stock could decline as a result of future sales of substantial amounts of our common stock, or the perception that such sales could occur. Furthermore, certain of our existing stockholders have the right to require us to register their shares, and the holders of our Series A convertible preferred stock and Series 1-A and 2-A warrants have the right to require us to register the shares of common stock underlying these securities, which may facilitate their sale of shares in the public market. See the section entitled "Shares Eligible for Future Sale."

                 THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in this prospectus generally. Our actual results could differ materially from those anticipated in these forward-looking statements as of result of various factors, including all the risks discussed in the section entitled "Risk Factors" and elsewhere in this prospectus.

     We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and because our business is subject to numerous risks, uncertainties and other risk factors. See the section entitled "Risk Factors." Investors should not rely on these statements as an estimate or prediction of future performance. Actual results will most likely differ from those reflected in these statements, and the differences could be substantial. We disclaim any obligation to publicly update these statements, or disclose any difference between our actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                                DIVIDEND POLICY

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations, to make investments and to expand our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, operating results, capital requirements, Delaware law considerations and other factors that our board of directors considers.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999.

     Our capitalization is presented:

     o on an actual basis;

     o on a pro forma basis to give effect to each of

          -- the acquisition of Evit Caretni Interactive, Inc., Carlyle Media
             Group Limited and College Media, Inc.,

          -- the net proceeds of $65.7 million resulting from the private placement in January 2000 of 2,500,000 shares of common stock, and

          -- the issuance in October 1999 of 398,703 shares of common stock to two noteholders for their beneficial interest in $4 million of the original principal amount of the Rare Medium Note; and

     o on a pro forma, as adjusted basis to give effect to the sale of 2,500,000 shares of common stock from the public offering, the foregoing acquisitions, the private placement and the conversion of a portion of the Rare Medium Note.

     The table excludes:

     o shares issued as a result of the underwriters exercising their over-allotment option in the public offering;

     o shares of common stock issuable upon the exercise of options outstanding as of September 30, 1999 under our director, officer and employee stock option plans;

     o shares of common stock reserved for future grants under our director, officer and employee stock option plans; and

     o shares of common stock issuable upon conversion and exercise of our outstanding Series A convertible preferred stock, Series 1-A warrants, and Series 2-A warrants or any other outstanding warrants or convertible or exchangeable securities.

     We urge you to read this table together with the sections of this prospectus entitled "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Our Capital Stock" and the consolidated financial statements included in this prospectus.

                                                                               AS OF SEPTEMBER 30, 1999
                                                                     --------------------------------------------
                                                                                                      PRO FORMA,
                                                                        ACTUAL        PRO FORMA      AS ADJUSTED
                                                                     ------------    ------------    ------------
                                                                                     (UNAUDITED)
                                                                                    (IN THOUSANDS)
Cash and cash equivalents.........................................   $     59,374    $    124,092
                                                                     ------------    ------------
                                                                     ------------    ------------
Notes payable, less current portion...............................   $      2,990    $      1,054
Series A convertible preferred stock (a)..........................         34,553          34,553
Stockholders' equity:
  Preferred stock, $.01 par value, authorized 10,000,000 shares;
    issued 902,000 shares as Series A convertible preferred
    stock.........................................................             --              --
  Common stock, $.01 par value, authorized 200,000,000 shares;
    40,359,067 shares issued actual; 43,755,607 shares issued pro
    forma, and 46,255,607 shares issued pro forma, as adjusted....            404             438
  Additional paid-in capital......................................        216,265         300,724
  Note receivable from shareholder................................           (231)           (231)
  Accumulated deficit.............................................       (113,921)       (114,320)
  Treasury stock..................................................           (171)           (171)
                                                                     ------------    ------------
Total stockholders' equity........................................        102,346         186,440
                                                                     ------------    ------------
Total capitalization..............................................   $    139,889    $    222,047
                                                                     ------------    ------------
                                                                     ------------    ------------

     -----------------------
     (a) As a result of the issuance of the preferred stock and related warrants, the net proceeds were allocated to the preferred stock and additional paid-in capital based on the relative fair values of the preferred stock and warrants. The amount at September 30, 1999 represents the initial $29.9 million allocated to the preferred stock, plus the cumulative in-kind dividends, and accretion of the $29.9 million carrying value up to the $87.0 million face redemption amount over 13 years.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     We derived the selected historical and consolidated financial and operating data presented below from our historical financial statements and related notes included in this prospectus. You should read the selected consolidated financial and operating data together with our historical financial statements and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Our historical financial statements for the nine months ended September 30, 1998 and September 30, 1999 are unaudited and in our opinion include all adjustments necessary for a fair presentation of the results for the unaudited period. You should not rely on interim results as being indicative of results we may expect for the full year.

                                                                                         NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                                    ----------------------------    ----------------------------
                                                        1997            1998            1998            1999
                                                    ------------    ------------    ------------    ------------
                                                                                            (UNAUDITED)
                                                                  (IN THOUSANDS EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.........................................   $         --    $      4,688    $      2,538    $     19,081
                                                    ------------    ------------    ------------    ------------
Expenses:
  Compensation expense...........................             --           6,076           3,554          18,626
  Sales and marketing expense....................             --             156             127           1,315
  General and administrative expense.............          1,992           3,948           2,250          10,000
  Depreciation and amortization..................             --          12,584           8,415          16,971
                                                    ------------    ------------    ------------    ------------
     Total expenses..............................          1,992          22,764          14,346          46,912
                                                    ------------    ------------    ------------    ------------
Loss from operations.............................         (1,992)        (18,076)        (11,808)        (27,831)
Interest income (expense), net...................            493          (1,279)           (716)         (1,407)
                                                    ------------    ------------    ------------    ------------
     Loss before taxes and discontinued
       operation.................................         (1,499)        (19,355)        (12,524)        (29,238)
Income tax expense...............................             --             355              --              --
                                                    ------------    ------------    ------------    ------------
Loss before discontinued operation...............         (1,499)        (19,710)        (12,524)        (29,238)
                                                    ------------    ------------    ------------    ------------
Discontinued operation:
  Loss from discontinued operation...............        (11,985)         (5,166)         (4,425)             --
  Gain on restructuring Engelhard/ICC............             --          24,257          24,257              --
                                                    ------------    ------------    ------------    ------------
     (Loss) income from discontinued operation...        (11,985)         19,091          19,832              --
                                                    ------------    ------------    ------------    ------------
Net (loss) income................................        (13,484)           (619)          7,308         (29,238)
  Deemed dividend attributable to issuance of
     convertible preferred stock.................             --              --              --         (29,879)
  Cumulative dividends and accretion of
     convertible preferred stock to liquidation
     value.......................................             --              --              --          (4,663)
                                                    ------------    ------------    ------------    ------------
Net (loss) income attributable to common
  stockholders...................................   $    (13,484)   $       (619)   $      7,308    $    (63,780)
                                                    ------------    ------------    ------------    ------------
                                                    ------------    ------------    ------------    ------------
Basic and diluted (loss) earnings per share:
  Continuing operations..........................   $      (0.07)   $      (0.78)   $      (0.48)   $      (1.81)
  Discontinued operation.........................   $      (0.56)   $       0.76    $       0.76    $         --
                                                    ------------    ------------    ------------    ------------
Net (loss) income per share......................   $      (0.63)   $      (0.02)   $       0.28    $      (1.81)
                                                    ------------    ------------    ------------    ------------
                                                    ------------    ------------    ------------    ------------
Weighted average common shares outstanding.......     21,339,635      25,282,002      26,128,504      35,320,850

                                                                                            AS OF SEPTEMBER 30, 1999
                                                                                            ------------------------
                                                                                                  (UNAUDITED)
                                                                                                 (IN THOUSANDS)
                                                                                                 --------------
BALANCE SHEET DATA:
Cash and cash equivalents................................................................           $ 59,374
Investments in affiliates................................................................             14,551
Total assets.............................................................................            153,725
Notes payable, less current portion......................................................              2,990
Total liabilities........................................................................             16,826
Series A convertible preferred stock.....................................................             34,553
Stockholders' equity.....................................................................            102,346

                  UNAUDITED SUPPLEMENTAL FINANCIAL INFORMATION

     The following unaudited supplemental financial information is based on our unaudited historical financial statements, and the unaudited historical financial statements of our wholly owned subsidiary, Rare Medium, Inc. Our Internet services business is conducted through Rare Medium, Inc. No other business operations are conducted by or through Rare Medium, Inc.

     With respect to Rare Medium Group, Inc., the following unaudited supplemental operations data for each of the periods presented give effect to all 17 acquisitions made by us through September 30, 1999, and the acquisitions of Evit Caretni Interactive, Inc., Carlyle Media Group Limited and College Media, Inc., which were made in the three-month period ended December 31, 1999, as if these acquisitions occurred on January 1, 1999. With respect to Rare Medium, Inc., the following unaudited supplemental operations data for each of the periods presented give effect to all of these acquisitions, except for the acquisition of College Media, Inc., as if these acquisitions occurred on January 1, 1999. College Media, Inc. is one of our incubator companies and, accordingly, is not included in Rare Medium, Inc.'s Internet services operations.

     The unaudited supplemental balance sheet data of Rare Medium Group, Inc. reflects adjustments to the historical financial information as of September 30, 1999 as if they had occurred on September 30, 1999. These adjustments include:

     o the acquisition of Evit Caretni Interactive, Inc., Carlyle Media Group Limited and College Media, Inc. as if these acquisitions had occurred on September 30, 1999. These acquisitions, which occurred during the three-month period ended December 31, 1999, were accounted for using the purchase method of accounting and include all adjustments and assumptions we considered appropriate. The allocation of purchase price to the assets acquired and liabilities assumed has been made using estimated fair values. These estimates may be subject to adjustment to reflect actual amounts, primarily in the case of accrued liabilities. Any subsequent adjustments are not expected to be material;

     o the net proceeds of approximately $65.7 million resulting from the private placement of 2,500,000 shares of common stock; and

     o the issuance of 398,703 shares of common stock to two noteholders for their beneficial interest in approximately $4 million of the original principal amount of the Rare Medium Note. In connection with this transaction, we recognized approximately $0.4 million in non-cash interest expense to the extent that the market value of the common stock on the date of conversion exceeded the conversion price.

     The unaudited supplemental, as adjusted, balance sheet data of Rare Medium Group, Inc. gives effect to foregoing adjustments and the public offering, without giving effect to the exercise of the underwriters' over-allotment option.

     The unaudited supplemental information is based upon currently available information of the acquired companies, without audit, and those assumptions and estimates which management believes are reasonable. These assumptions and estimates, however, are subject to change, including adjustments for potential cost savings or other synergies arising from the acquisitions we made during 1998 and 1999. These statements are presented for comparative purposes only and do not purport to be indicative of the actual results of operations that might have occurred or expected future results. You should read the unaudited supplemental financial data in conjunction with our consolidated financial statements and the related notes.

                               RARE MEDIUM GROUP, INC.
                          SUPPLEMENTAL OPERATIONS DATA
                      NINE MONTHS ENDED SEPTEMBER 30, 1999
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                        RARE MEDIUM, INC.    RARE MEDIUM GROUP, INC.
                                                                        -----------------    -----------------------
Revenues.............................................................        $27,911                $  31,818
  Cost of revenues...................................................         14,339                   18,364
                                                                             -------                ---------
     Gross profit....................................................         13,572                   13,454
                                                                             -------                ---------
  Sales and marketing expense........................................            910                      974
  General and administrative expense.................................         16,509                   24,523
  Depreciation and amortization......................................          1,115                   21,280
                                                                             -------                ---------
                                                                              18,534                   46,777
                                                                             -------                ---------
     Operating loss..................................................        $(4,962)               $ (33,323)
                                                                             -------                ---------
                                                                             -------                ---------

                               RARE MEDIUM, INC.
                          SUPPLEMENTAL OPERATIONS DATA
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                                           NINE MONTHS
                                                                          THREE MONTHS ENDED                  ENDED
                                                                --------------------------------------    -------------
                                                                MARCH 31,    JUNE 30,    SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1999         1999         1999             1999
                                                                ---------    --------    -------------    -------------
Revenues.....................................................    $ 6,158     $  8,220       $13,533          $27,911
  Cost of revenues...........................................      3,199        4,334         6,806           14,339
                                                                 -------     --------       -------          -------
     Gross profit............................................      2,959        3,886         6,727           13,572
                                                                 -------     --------       -------          -------
  Sales and marketing expense................................         97          163           650              910
  General and administrative expense.........................      3,574        5,559         7,376           16,509
  Depreciation and amortization..............................        278          340           497            1,115
                                                                 -------     --------       -------          -------
                                                                   3,949        6,062         8,523           18,534
                                                                 -------     --------       -------          -------
     Operating loss..........................................    $  (990)    $ (2,176)      $(1,796)         $(4,962)
                                                                 -------     --------       -------          -------
                                                                 -------     --------       -------          -------

     Rare Medium, Inc.'s actual revenue was $2.5 million, $5.5 million and $11.9 million for the three-month periods ended March 31, 1999, June 30, 1999, September 30, 1999, respectively, and $19.9 million for the nine-month period ended September 30, 1999. Rare Medium, Inc.'s revenue includes revenue from our consolidated subsidiaries of $0.5 million and $0.7 million for the three-month periods ended June 30, 1999 and September 30, 1999, respectively, and $1.2 million for the nine-month period ended September 30, 1999. These revenues are eliminated in the consolidated financial statements of Rare Medium Group, Inc.

                               RARE MEDIUM GROUP, INC.
                        SUPPLEMENTAL BALANCE SHEET DATA
                      NINE MONTHS ENDED SEPTEMBER 30, 1999
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                               AS OF SEPTEMBER 30, 1999
                                                                 ----------------------------------------------------
                                                                                              SUPPLEMENTAL, AS
                                                                  ACTUAL     SUPPLEMENTAL         ADJUSTED
                                                                 --------    ------------    ------------------------
Cash and cash equivalents.....................................   $ 59,374      $124,092
Investments in affiliates.....................................     14,551        14,551
Total assets..................................................    153,725       241,456
Notes payable, less current portion...........................      2,990         1,054
Total liabilities.............................................     16,826        20,463
Series A convertible preferred stock (a)......................     34,553        34,553
Stockholders' equity..........................................   $102,346      $186,440

------------------

(a) As a result of the issuance of the preferred stock and related warrants, the net proceeds were allocated to the preferred stock and additional paid-in capital based on the relative fair values of the preferred stock and warrants. The amount at September 30, 1999 represents the initial
    $29.9 million allocated to the preferred stock, plus the cumulative in-kind dividends, and accretion of the $29.9 million carrying value up to the $87.0 million face redemption amount over 13 years.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes thereto included in another part of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of certain factors, including those set forth in the section of this prospectus entitled "Risk Factors."

OVERVIEW

     We are an Internet-focused company that:

     o provides Internet professional services to companies;

     o invests in and develops, manages and operates companies in selected Internet-focused market segments; and

     o takes strategic equity positions in companies that we believe possess superior Internet-focused business models.

     Our end-to-end Internet professional services offering encompasses the entire Internet services spectrum, ranging from strategic and creative consulting to applications development, implementation and hosting. Our customers include AT&T, Dr. Drew, Epson, Forbes, Microsoft, Nestle, Ritz Carlton and Weider.

     We also invest in and internally develop, manage and operate companies in selected Internet-focused market segments. In addition, we make minority investments in independently managed companies, in which we co-invest with well-known financial and industry partners such as Brentwood Associates, Compaq Computer Corp., Constellation Ventures, GE Capital Corp., Hicks, Muse, Tate & Furst, Mayfield Partners and Omnicom. Our investment business is currently focused on Internet companies engaged in the business-to-business e-commerce, Internet enabling tools, broadband and next generation communications sectors.

     During the nine months ended September 30, 1999, we acquired 17 businesses for $2.1 million of cash and an aggregate of 4,480,086 shares of common stock which were issued in private placements. Some of the shares issued in connection with these transactions are held in escrow as security for covenants contained in the respective merger agreements. Each of these transactions has been accounted for under the purchase method of accounting. The purchase prices, which totaled $35.6 million in stock and cash, were allocated to net tangible assets, which consisted primarily of cash, accounts receivable, property and equipment, accounts payable and notes payable. Intangible assets, which consist primarily of goodwill, of $33.8 million resulting from these transactions are being amortized over a three-year period.

     Many of our Internet service contracts are currently on a fixed price basis, rather than a time and materials basis. We recognize revenues from fixed price contracts based on our estimate of the percentage of each project completed in a reporting period. To the extent our estimates are inaccurate, the revenues and operating profits, if any, we report for periods during which we are working on a project may not accurately reflect the final results of the project and we would be required to make adjustments to such estimates in a subsequent period.

     Our Internet services clients generally retain us on a project by project basis, rather than under long-term contracts. As a result, a client may or may not engage us for further services once a project is completed. Establishment and development of relationships with additional companies and other corporate users of information technology and securing repeat engagements with existing clients are important components of our success.

     Compensation expense is comprised of salaries and related employee benefits of all employees, including those sales and marketing, finance, legal, human resources and administrative employees. Sales and marketing expense represent the actual costs associated with our marketing and advertising. General and administrative expenses include facilities costs, recruiting, training, legal and other corporate costs.

     Prior to March 1999, our name was ICC Technologies, Inc. On April 15, 1998, ICC acquired Rare Medium, Inc., an Internet services business and shortly thereafter changed its name to Rare Medium Group,

Inc. Following this acquisition, all non-Internet-related operations were divested and the chief executive officer of Rare Medium, Inc. became the chief executive officer of Rare Medium Group, Inc. As a result of these transactions, the results of operations of the non-Internet-related business for all periods have been accounted for as a discontinued operation. Accordingly, our discussion in the section entitled "Results of Operations" focuses on our Internet-related businesses, and operating results for 1998 are presented on a pro forma basis to give effect to these transactions, including the operating results of these Internet-related businesses for the three months ended March 31, 1998. For information related to the operations of the non-Internet-related businesses during the first, second and third quarters of 1998, refer to our Forms 10-Q filed for the applicable quarters. In addition, for a description of the results of operations for the year ended December 31, 1997 compared with the year ended December 31, 1996, each of which reflect non-Internet-related businesses only, see our Annual Report on Form 10-K for the year ended December 31, 1998, as amended.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

     The amounts shown for the nine months ended September 30, 1999 include our operations as they are currently reported. The amounts shown for the nine months ended September 30, 1998 include our operations as they are currently reported for the nine months ended September 30, 1998, combined with the pro forma results of operations of Rare Medium, Inc. for the nine months ended
September 30, 1998. The results of our divested operations have been condensed as a single net loss included in "Loss from discontinued operation."

                  UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

                                                                                               NINE MONTHS ENDED
                                                                                                 SEPTEMBER 30,
                                                                                            -----------------------
                                                                                               1998          1999
                                                                                            -----------    --------
                                                                                             PRO FORMA      ACTUAL
                                                                                                (IN THOUSANDS)
Revenues.................................................................................    $   3,579     $ 19,081
Expenses:
  Compensation expense...................................................................        4,473       18,626
  Sales and marketing expense............................................................          150        1,315
  General and administrative expense.....................................................        2,496       10,000
  Depreciation and amortization..........................................................        8,271       16,971
                                                                                             ---------     --------
  Total Expenses.........................................................................       15,390       46,912
                                                                                             ---------     --------
Loss from operations.....................................................................      (11,811)     (27,831)
Interest expense, net....................................................................         (821)      (1,407)
                                                                                             ---------     --------
Loss before discontinued operation.......................................................      (12,632)     (29,238)
                                                                                             ---------     --------
Discontinued operation:
  Loss from discontinued operation.......................................................       (4,546)          --
  Gain on restructuring of Englehard/ICC.................................................       24,257           --
                                                                                             ---------     --------
Income from discontinued operation.......................................................       19,711           --
                                                                                             ---------     --------
Net income (loss)........................................................................        7,079      (29,238)
Deemed dividend attributable to issuance of convertible preferred stock..................           --      (29,879)
Cumulative dividends and accretion of convertible preferred stock to liquidation value...           --       (4,663)
                                                                                             ---------     --------
Net income (loss) attributable to common stockholders....................................    $   7,079     $(63,780)
                                                                                             ---------     --------
                                                                                             ---------     --------

REVENUE

     Revenue for the nine months ended September 30, 1999 increased to $19.1 million from $3.6 million for the nine months ended September 30, 1998, an increase of $15.5 million or 433%. The increase is the result of both internal growth and acquisitions, which have facilitated increases in both the number and relative size of client engagements. All of the acquired Internet services businesses' operations have been or are being integrated into the existing operations of Rare Medium, Inc.

     Although we have experienced revenue growth, this growth may not be sustainable or indicative of future operating results. In addition, we have incurred substantial costs to expand and integrate our operations, and we intend to continue to invest heavily in ongoing expansion. Our ongoing integration costs will include the combination of the financial, information and communications systems of the various companies that we have acquired and expect to acquire. Our ongoing expansion costs will include the leasing of additional office space and the purchase of new computer and communications equipment. As a result of these and other costs, we may continue to incur operating losses through 2000 or beyond, and we cannot assure you that we will achieve or sustain profitability.

COMPENSATION EXPENSE

     Compensation expense for the nine months ended September 30, 1999 increased to $18.6 million from $4.4 million for the nine months ended September 30, 1998, an increase of $14.2 million or 316%. The increase is due primarily to personnel added in our Internet services business and incubator companies. The increase is also due to our continued investment in building infrastructure to support anticipated long-term growth and to a $1.5 million bonus paid in June 1999. During this period, we also hired a president and senior operations managers for our major offices in New York and Los Angeles for Rare Medium, Inc. We expect compensation expenses to increase on an absolute dollar basis as we hire additional personnel and incur additional costs related to the anticipated growth of our Internet services business and the hiring of employees associated with our venture/incubator strategy. We also expect to hire additional personnel and increase our spending for marketing and other infrastructure needs.

SALES AND MARKETING EXPENSE

     Sales and marketing expense for the nine months ended September 30, 1999 increased to $1.3 million from $0.1 million for the nine months ended
September 30, 1998, an increase of $1.2 million or 775%. The increase is primarily the result of implementation of a national marketing program to build the "Rare Medium" brand and an advertising campaign for Rare Medium, Inc. during the nine months ended September 30, 1999. We expect sales and marketing expenses to increase as we continue to build brand awareness.

GENERAL AND ADMINISTRATIVE EXPENSE

     General and administrative expense for the nine months ended September 30, 1999 increased to $10.0 million from $2.5 million for the nine months ended September 30, 1998, an increase of $7.5 million or 301%. The increase is principally a result of the substantial increase in personnel and number of facilities as we expanded into new markets in Toronto, Dallas, San Francisco, San Antonio, Detroit, Sydney, Houston and Atlanta as well as the cost associated with required resources to implement our venture/incubator strategy and the costs associated with generating the substantial revenue increase from 1998.

DEPRECIATION AND AMORTIZATION EXPENSE

Depreciation and amortization expense substantially consists of the amortization of goodwill and acquisition costs. Depreciation and amortization expense for the nine months ended September 30, 1999 increased to $17.0 million from $8.3 million for the nine months ended September 30, 1998, an increase of $8.7 million or 105%. This increase resulted primarily from our acquisitions during 1999. We anticipate that expenses related to the amortization of intangible assets will increase in future periods as we continue to make acquisitions.

INTEREST EXPENSE, NET

     Interest expense, net for the nine months ended September 30, 1999 includes $0.2 million of interest expense related to the Rare Medium Note, $1.1 million of interest expense related to the conversion of a portion of the Rare Medium Note by certain holders into common stock, and $1.1 million of interest expense related to the convertible debentures held by certain investors which were outstanding during part of 1999 prior to being converted in connection with the Apollo transaction in June 1999. The interest expense related to the Rare Medium Note represents the accrued interest on our note payable to the original Rare Medium, Inc. stockholders, payable in a combination of cash or shares of our common stock, at our election, subject to some restrictions. The interest expense relating to the convertible debentures includes $1.0 million for the amortization of the debt discount and the beneficial conversion feature. Total interest expense was partially offset by interest income of $1.0 million relating to the income earned on the net proceeds received from the sale to Apollo of our Series A convertible preferred stock and Series 1-A and 2-A warrants.

NET (LOSS) INCOME

     For the nine months ended September 30, 1999, we recorded a net loss of $12.3 million, excluding $17.0 million in amortization and depreciation. Including these charges, the net loss was $29.2 million. The loss was primarily due to the factors described in "Compensation Expense," "General and Administrative Expense" and "Sales and Marketing Expense."

     Included in net loss attributable to common shareholders of $63.8 million was $34.5 million of non-cash deemed dividends and accretion related to issuance of our Series A convertible preferred stock. These dividends included a one-time non-cash deemed dividend resulting from the difference between the market price of our common stock and the conversion price of our Series A convertible preferred stock on the date of issuance of the Series A convertible preferred stock. In addition to this non-cash deemed dividend, dividends were accrued related to the pay-in-kind dividends payable quarterly on the Series A convertible preferred stock, and to the accretion of the $29.9 million carrying amount of the Series A convertible preferred stock up to the $87.0 million face redemption amount over 13 years.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

     Through a series of transactions, we restructured our operations during 1998 to focus solely on the business of providing Internet services primarily to large and medium sized businesses. This was accomplished by restructuring our Engelhard/ICC joint venture; purchasing the Internet-related businesses of Rare Medium, Inc., I/O 360 and DigitalFacades; and disposing of a majority of our partnership interests in Fresh Air Solutions in October, 1998. Historically, we had been engaged in the design, development, manufacture and marketing of desiccant based climate control systems.

     The results include the pro forma results of Rare Medium, Inc. as if the acquisition were completed on January 1, 1997. The 1998 results include the results of DigitalFacades and I/O 360 since their dates of acquisition in August of 1998.


                                              RARE MEDIUM GROUP, INC. UNAUDITED PRO FORMA
                                                        STATEMENT OF OPERATIONS
                                           --------------------------------------------------
                                                 1997                       1998
                                           -----------------------    -----------------------
                                                             (IN THOUSANDS)
Revenues................................          $   3,856                  $   5,830
Expenses:
  Operating expense.....................              2,781                      9,541
  Corporate general and
     administrative.....................              1,991                      2,054
  Stock-based compensation..............              4,589                         --
  Depreciation and amortization.........                107                     12,628
                                                  ---------                  ---------
                                                      9,468                     24,223
                                                  ---------                  ---------
Loss from operations....................          $  (5,612)                 $ (18,393)
                                                  ---------                  ---------
                                                  ---------                  ---------
Net loss................................          $ (17,112)                 $    (845)
                                                  ---------                  ---------
                                                  ---------                  ---------

REVENUE

     Revenues for the year ended December 31, 1998 increased to $5.8 million from $3.9 million for the year ended December 31, 1997, an increase of $1.9 million or 48.7%. The increase was primarily due to the acquisitions of DigitalFacades and I/O 360 late in the third quarter of 1998, as well as increased business generated by the professional services business. The increase in revenues resulted from both higher revenues for some of our existing clients as well as the addition of new clients. On a pro forma basis, if the acquisitions of Digital Facades and I/O 360 had been effective January 1, 1998, unaudited revenues for the year ended December 31, 1998 would have been $8.3 million.

EXPENSES

OPERATING EXPENSES

     Operating expenses increased to $9.5 million for the year ended
December 31, 1998 from $2.8 million for the year ended December 31, 1997, an increase of $6.7 million or 239%. The majority of the increase is related to the significant increase in personnel as a result of the expansion and scaling of the business, as the number of personnel more than tripled and we went from one location in 1997 to five in 1998. These operating expenses include both direct costs related to revenues as well as general and administrative expenses related to Internet professional services. Included in these expenses are costs related to our significant investment of time and resources into: (1) the organizational restructuring and reengineering of the company; (2) building the systems infrastructure both in terms of systems (website, Intranet redesign, scaling of network) and personnel; and (3) the integration of I/O 360 and Digital Facades into the Rare Medium, Inc. functional and organizational structure. We anticipate that operating expenses will continue to increase in absolute dollars as we continue to build our infrastructure to support our expected growth from both internal sources and through acquisitions.

CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES

     Corporate general and administrative expenses were $2.0 million for each of the years ended December 31, 1998 and December 31, 1997. For the year ended December 31, 1998, corporate general and administrative expenses included professional fees for legal and accounting services and salaries and our corporate overhead prior to the acquisition of Rare Medium, Inc. in April 1998 and for some of the costs associated with our transitioning to our new business. Corporate general and administrative expenses for the year ended December 31, 1997 represented expenses not associated with the Internet services business of Rare Medium, Inc. and were related primarily to legal, accounting, public relations and other administrative expenses including salaries and our corporate overhead in support of our then existing businesses.

DEPRECIATION AND AMORTIZATION EXPENSES

     Depreciation and amortization expenses for the year ended December 31, 1998 increased to $12.6 million from $0.1 million for the year ended December 31, 1997, an increase of $12.5 million or 12,500%. This increase was due to the amortization of goodwill related to the acquisitions during 1998 of Rare Medium, Inc., I/O 360 and DigitalFacades, with $11.4 million related to the Rare Medium, Inc. acquisition in April 1998. The goodwill relating to the acquisitions is being amortized over a three-year period.

LOSS FROM OPERATIONS

     The loss from operations for the year ended December 31, 1998 increased to $18.4 million from a loss of $5.6 million for the year ended December 31, 1997, an increase of $12.8 million or 229%. The most significant reason for the increased loss was the amortization expense in 1998 in addition to the increased operating expenses. The loss for 1997 includes $4.6 million in non-cash charges for stock-based compensation of which $4.1 million relates to warrants granted to an officer of Rare Medium, Inc. Excluding these non-cash charges, the loss from operations for 1997 would have been $1.0 million.

NET (LOSS) INCOME

     The net loss for the year ended December 31, 1998 was $0.8 million. The major difference between the loss from operations and the net loss is a $ 24.8 million gain on the restructuring of our joint venture partnership with the Englehard Corporation, the Englehard/ICC partnership.

LIQUIDITY AND CAPITAL RESOURCES

     We had $59.4 million in cash and equivalents at September 30, 1999. This amount is substantially a result of the proceeds received from the issuance of our Series A convertible preferred stock and Series 1-A and 2-A warrants.

     Cash used in operating activities was $15.9 million for the nine months ended September 30, 1999 and resulted primarily from the net loss of $29.2 million, offset by non-cash charges of $19.3 million (which consists of depreciation, amortization and non-cash interest charges) and changes in working capital.

     Cash used in investing activities was $20.1 million for the nine months ended September 30, 1999, which primarily consists of the purchase of businesses and venture investments of $15.8 million, and capital expenditures of $4.3 million. Capital expenditures have generally been comprised of purchases of computer hardware and software, as well as leasehold improvements related to leased facilities, and are expected to increase in future periods.

     Cash provided by financing activities was $94.5 million for the nine months ended September 30, 1999. This consisted primarily of issuance of $6.0 million convertible debentures (which was subsequently converted into common stock), $83.0 million of net proceeds from the issuance of the Series A convertible preferred stock as discussed below, and the exercise of warrants and options that yielded $7.1 million, partially offset by repayment of borrowings totaling $1.6 million.

THE RARE MEDIUM NOTEHOLDERS

     During 1999, we issued 1,033,052 shares of common stock to certain noteholders in exchange for their beneficial interest in $4.5 million of the original principal amount of the Rare Medium Note. In 1999, we recognized approximately $1.1 million of non-cash interest expense related to the conversion to the extent the market value of the stock on the date of conversion exceeded the conversion price. On September 30, 1999, as a result of these transactions, there is a remaining principal balance of $6.0 million payable under the Rare Medium Note, which bears interest payable semi-annually at the prime rate, and is due in two equal principal installments on April 15, 2000 and April 15, 2001.

THE APOLLO SECURITIES PURCHASE

     On June 4, 1999, we issued and sold to Apollo Investment Fund IV, LP, Apollo Overseas Partners IV, LP and AIF IV/RRRR LLC, for an aggregate purchase price of $87.0 million, 126,000 shares of our Series A convertible preferred stock, 126,000 Series 1-A warrants, 1,916,994 Series 2-A warrants, 744,000 shares of our Series B convertible preferred stock 744,000 Series 1-B warrants and 10,345,548 Series 2-B warrants. The Series A convertible preferred stock and Series B convertible preferred stock accrue dividends at an annual rate of 7.5%. The Series A and Series B convertible preferred stock are subject to mandatory redemption on June 30, 2012.

     Under the terms of the securities purchase agreement with the Apollo stockholders at the 1999 annual meeting of our stockholders held on August 19,1999, the holders of common stock approved the conversion of all of the Series B convertible preferred stock, Series 1-B warrants and Series 2-B warrants, including such additional Series B securities that have been issued as dividends, into like amounts of Series A convertible preferred stock, Series 1-A warrants and Series 2-A warrants, respectively.

     Pursuant to the approval, all Series B convertible preferred stock, Series 1-B warrants and Series 2-B warrants were converted into Series A convertible preferred stock, Series 1-A warrants and Series 2-A warrants, respectively. The Series A securities are convertible into or exercisable for voting common stock whereas the Series B securities were convertible into or exercisable for non-voting common stock.

YEAR 2000 ISSUE

     The "Year 2000 Issue" refers to the problem of many computer programs using the last two digits to represent a year rather than four digits (i.e., "99" for 1999). Some of our computer programs may have date-sensitive software that may not operate properly when dealing with years past 1999, which is when "00" will represent the Year 2000. To the extent that this situation exists, there is a potential for computer system failure or miscalculations, which could cause a disruption of operation of that program. The problem is not limited to computer software, since some equipment may have date-sensitive processors that may not be able to properly use dates after the year 1999.

     We appointed a Year 2000 Task Force to perform an assessment of our readiness for Year 2000. This assessment included quality assurance testing of our internally developed software and applications; quality assurance testing of our overall information technology systems; contacting third-party vendors and licensors of material software and services that are both directly and indirectly related to the delivery of our products and services; assessing our repair and replacement requirements; and creating contingency plans in the event of Year 2000 failures.

     Our material software component vendors and our Internet service provider informed us that the products we use are currently Year 2000 compliant. We purchased all of our software and hardware within the past two years, and therefore we do not have legacy systems that have been historically identified to have Year 2000 issues. We have not suffered any significant Year 2000 problems with our internal systems or with our third-party vendors and licensors of material software and services.

     We completed our assessment and system tests of all current versions of hardware and software products and technology information systems that we use and believe that they are Year 2000 compliant. However, we continue to monitor our Year 2000 implications. We have not incurred any material costs in identifying or evaluating Year 2000 compliance issues.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued SFAS
No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. During June 1999, SFAS No. 137 was issued which delayed the effective date of SFAS No. 133. SFAS No. 137 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We have not yet determined the impact of adopting SFAS No. 133.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We believe that our market risk exposures associated with our outstanding debt is immaterial since the carrying value of our variable rate debt obligations approximates fair value as the market rate is based on the prime rate. Our fixed rate debt obligations are not material.

                                    BUSINESS

OVERVIEW

     We are an Internet-focused company that:

     o provides Internet professional services to companies;

     o invests in and develops, manages and operates companies in selected Internet-focused market segments; and

     o takes strategic equity positions in companies that we believe possess superior Internet-focused business models.

     Our end-to-end Internet professional service offering encompasses the entire Internet services spectrum, ranging from strategic and creative consulting to applications development, implementation and hosting. We assist in shaping our clients' strategy and adapt Internet technologies to deliver the best possible solutions for our clients by utilizing our unique methodology and leveraging our knowledge of vertical markets. Our customers include companies in the consumer service, financial, technology, entertainment, consumer goods, retail and automotive industries. Our customers include AT&T, Dr. Drew, Epson, Forbes, Microsoft, Nestle, Ritz Carlton and Weider.

     We also invest in and internally develop, manage and operate companies in selected Internet-focused market segments. Our investment business is currently focused on Internet companies engaged in the business-to-business e-commerce, Internet enabling tools, broadband and next generation communications sectors. We provide our incubator companies with capital as well as with a comprehensive suite of strategic and infrastructure services. These services include Internet services and financial, legal and accounting advisory services. We believe that by providing these services we enable our incubator companies to focus on their core competencies and accelerate the time-to-market of their products and services.

     In addition, we make minority investments in independently managed companies which we believe represent the next generation of premier Internet companies. We have co-invested in these companies with well-known financial and industry partners such as Brentwood Associates, Compaq Computer Corp., Constellation Ventures, GE Capital Corp., Hicks, Muse, Tate & Furst, Mayfield Partners and Omnicom.

     We seek to capitalize on the synergies between our Internet services and our investment businesses in an effort to improve shareholder value. We believe the collaboration between these two businesses provides us with the following competitive advantages in each business:

  Investment Business

     o because of our extensive knowledge and expertise in delivering Internet services, we are better able to identify promising Internet companies in the early stages of their development; and

     o once we have made an investment in these Internet companies, we have the capacity to deliver them high quality Internet services, strategic consulting services and business infrastructure services during their most critical growth period. We believe our ability to provide these services to these companies increases the likelihood of their overall success and the return on our investment.

  Internet Services Business

     o our venture and incubator investments afford us the opportunity to provide Internet services to these companies. By executing services contracts with our portfolio companies, we believe we can capture additional services revenues without incurring additional business development costs;

     o because our investment business targets Internet companies with highly innovative and cutting edge business models and technologies, we believe we can increase our Internet services expertise by working with many of these companies; and

     o we believe we are better able to attract and retain superior Internet professionals as compared to our competitors by providing our employees with the opportunity to share in the financial success of our portfolio companies and with employment opportunities at our incubator companies.

INDUSTRY BACKGROUND

     Advances in technology and functionality have led to the widespread acceptance of the Internet as a new global medium that allows people to share information and conduct commerce. The number of Internet users has grown dramatically. International Data Corporation, an independent research firm, forecasts that the number of worldwide Internet users will increase from 196 million in 1999 to 502 million in 2003, a compound annual growth rate of 27%. Similarly, International Data Corporation estimates that the growth of Internet content, as measured by number of web pages worldwide, will grow from 1.7 billion pages in 1999 to 13.4 billion pages in 2003, a compound annual growth rate of 67%.

     Much of the growth of the Internet has been driven by corporate recognition that the Internet can be used to achieve competitive advantage. The growth in the use of the Internet and the expansion of uses for the Internet have led to the creation of numerous start-up companies that seek to take advantage of new market opportunities. These new companies generally employ an Internet-focused business model or provide solutions that enable faster or more efficient use of the Internet, and are characterized by their focus on high-growth market segments. These high growth areas include, among others:

     o Business-to-Business e-commerce. Through business-to-business e-commerce, large transactions between enterprises can be made more cheaply and efficiently and in a more timely manner through use of the Internet. International Data Corporation projects that the market for business-to-business e-commerce will grow from $80 billion in 1999 to $1.1 trillion in 2003, a compound annual growth rate of 94%.

     o Internet Enabling Tools. Enabling tools, such as software and services, optimize the way in which the Internet is utilized, allowing individuals and businesses to expand their usage of the Internet for information, communication and e-commerce, as well as for other activities that may not have existed prior to the proliferation of the Internet.

     o Broadband. New broadband Internet technologies deliver high-speed Internet access, thereby enabling users to access the Internet at much greater speed. These technologies also create opportunities for companies to deliver improved content and services online. International Data Corporation estimates that the number of digital subscriber lines in the United States will grow from approximately 650,000 in 1999 to more than 27 million in 2003, a compound annual growth rate of 155%.

     o Next Generation Communications. Next generation communications, such as IP telephony, enable the Internet to connect individuals and businesses in new cost efficient ways. International Data Corporation forecasts that IP telephony services revenue will grow from $480 million in 1999 at a compound annual growth rate of 121%, reaching $11.9 billion in 2003.

     Businesses increasingly view technology as an important competitive differentiator. In order to compete effectively, companies must now have an effective Internet strategy and solution. The skills required to create such a solution include architecture design, application development, systems integration, and application hosting, among other disciplines. We believe these are skills that few companies possess internally due to the scarcity in the information technology personnel market. As a result, an increasing number of organizations, from Global 1000 companies to startup Internet businesses, are engaging Internet services firms. International Data Corporation projects that spending on Internet-related services will rise from approximately $13 billion in 1999 to more than $78 billion in 2003, a compound annual growth rate of 57%.

OUR INTERNET SERVICES BUSINESS

  SOLUTIONS

     We believe the following elements distinguish us as a leading Internet services provider:

     Vertically Focused Strategic Expertise. Many members of our management team are recognized experts in the following industries:

     o automotive;

     o consumer goods and services;

     o entertainment and media;

     o financial services;

     o health care;

     o luxury goods;

     o nonprofit;

     o technology; and

     o travel and hospitality.

These professionals have valuable contacts in these industries as well as substantial Internet business experience. We are able to draw upon this collective experience to more efficiently develop business solutions that are tailored to meet the unique needs of companies in these targeted industries.

     Broad Skill Set. We complement our industry specialization with expertise in areas such as e-commerce, supply chain management and interactive marketing. Our multi-disciplinary team of Internet professionals is comprised of individuals with strategic, creative and technical expertise. This enables us to provide our clients with comprehensive solutions that address a wide range of business challenges such as introducing new Internet brands, optimizing distribution systems and streamlining internal communications. We are also developing expertise in emerging areas such as ASP and broadband. We believe by providing our clients with these comprehensive services we are able to meet substantially all their online needs on an ongoing basis.

     Venture Capital Strategic Consulting. A unique component of our services offerings is the strategic consulting services that we provide to well respected venture capital firms that invest in Internet start-up companies. These consulting services generally consist of evaluating and suggesting modifications to business models of the targeted Internet start-up companies, performing market research and assessing the relevant competition. We believe by providing these strategic consulting services we can enhance our venture and incubator investment businesses while increasing our Internet services revenues.

     Rapid Time to Value. Our unique combination of industry expertise, strategic thinking, creativity and technological expertise enables us to rapidly develop powerful, reliable and meaningful Internet solutions for our clients. This rapid development capability enables us to deliver these solutions to our clients quickly through our specialized competency centers so that our clients may, in turn, more rapidly deploy these solutions in the marketplace.

     Our Application Service Provider or "ASP" Initiative. Through our ASP competency group, we have recently begun to offer ASP solutions to the business-to-business market. The ASP model allows emerging Internet companies to obtain state-of-the-art applications that they would not otherwise be able to afford. We also believe that by using our ASP solutions these companies will be able to achieve faster time-to-market for their products and an increased focus on their core competencies. We believe our ASP offering will be superior to those of our competitors due to the unique mix of technology, industry alliances and services that we can provide our clients quickly and easily in order to help them develop an on-line business.

     Our Broadband Competency Center. Through our rapidly developing broadband competency center, we are able to offer our clients strategic, creative and technical broadband resources. Using high-capacity communications technology, we will be able to integrate high speed Internet applications, such as full-motion video, into our customers' Internet solutions.

  STRATEGY

     Our goal is to enhance our position as a leading Internet services firm providing complete e-business solutions. Our strategy to achieve this objective is to:

     Attract and Retain a Highly Specialized Workforce. We intend to continue to recruit highly skilled and experienced professionals who have industry-specific expertise and who are proficient in a broad range of technological and business skills. We intend to continue to ensure that our employees have the requisite expertise to provide our clients with a comprehensive range of Internet services. We plan to retain and motivate our employees by giving them the opportunity to work with cutting-edge technologies, paying competitive compensation packages, granting stock options, allowing participation in our investment portfolio, giving them the opportunity to work for one of our incubator companies, reimbursing tuition expenses and encouraging a corporate culture that is results-driven and rewards creativity, communication and cooperation.

     Expand and Develop Industry-Specific Expertise. Through our experience in designing, developing, implementing and managing Internet and e-business solutions for a wide variety of companies, we have gained significant strategic knowledge and created industry-specific reusable business solutions. This expertise significantly enhances our ability to help other companies in the same industries successfully adopt Internet and e-business solutions. We have developed reusable business solutions for industries such as automotive, consumer goods and services, entertainment and media, financial services and health care. We intend to broaden the range of industries in which we have specialized knowledge and maximize the benefits to our clients of such knowledge by creating additional industry-specific solution templates and reusable software. Our strategic consultants, sales, marketing and technical staff have expertise in industries which we believe can realize significant benefits from Internet and e-business solutions. Further developing and enhancing this expertise will increase our knowledge of industry specific business challenges and increase the industry-targeted services we can offer, thereby improving our ability to penetrate specific industries.

     Leverage Our Strategic Consulting Services. We intend to leverage the strategic consulting services that we provide to venture capital firms and the Internet start-up companies in which these firms seek to invest. We believe that these services will enable us to achieve the following synergies:

     o the ability to co-invest with successful venture capital firms;

     o generation of service revenues in connection with our venture capital consulting engagement together with an increase in the overall success of the Internet start-up companies;

     o the ability to generate revenues for our Internet services business as a result of the end-to-end Internet solution developed during our strategic consulting engagements;

     o the opportunity to improve our own venture capital strategies, enhancing our reputation in the venture capital community and gaining entrance into their flow of transactions; and

     o the ability to provide our high-quality strategic consulting services to our own investment business, thereby providing our investment business with an opportunity to better identify and evaluate potential incubator and venture investments.

     Leverage Our Relationship with Apollo. Affiliates of Apollo Advisors, LP, our largest shareholder, will own approximately 44% of our outstanding common stock on a fully diluted basis after giving effect to this offering. Apollo has significant stakes in more than 50 medium to large traditional enterprises, in a wide range of industries including manufacturing, consumer products, financial services, media and telecommunications. Through our relationship with Apollo, we believe that we will have an introduction into these "brick and mortar" businesses and will be well placed to address their Internet services needs going forward.

     Enhance the Rare Medium Brand. We believe that our brand is well-recognized in the fragmented Internet services industry. We intend to continue to enhance our brand through an aggressive campaign of advertising, public relations campaigns and speaking engagements.

     Increase Repeat and Recurring Revenues. We plan to increase the proportion of our revenues which represents repeat business with the same clients. We intend to generate repeat revenues by cross-selling services and entering into multiple engagements with our existing clients. In addition, we plan to increase recurring revenues by selling our ASP solutions to our new and existing clients. We plan to charge clients who use our ASP solutions either a fixed monthly rate or on a per transaction basis, or both. Increasing repeat and recurring revenues will enable us to predict our revenues with greater accuracy and improve our operating margins.

     Leverage Best Practices and Create Operational Efficiencies. We have implemented an enterprise-wide Intranet to facilitate corporate learning and knowledge transfer across our various offices. At the conclusion of our client engagements, our employees participate in post-engagement reviews where "lessons learned" are discussed and new and innovative creative and technology techniques are harvested and catalogued on our Intranet. We leverage our experiences across our entire enterprise in order to allow us to achieve operational efficiencies.

     Develop and Maintain Additional Strategic Relationships. We intend to continue to develop and maintain strategic relationships in order to enable us to enter new markets, gain early access to leading-edge technology, cooperatively market products and services with leading technology vendors and gain enhanced access to vendor training and support. We have developed a number of strategic relationships, including relationships with AT&T, IBM, Macromedia, Microsoft and Oracle.

     Continue to Expand Geographic Coverage. We plan to continue to expand the presence of our Internet services business primarily through internal growth. We currently have 12 domestic offices and four international offices, and we plan to open additional domestic and international offices. We believe that establishing a local presence in the United States enables us to service our clients better. We also believe that establishing an early presence in select international markets that are positioned to experience an increasing demand for Internet services will give us a competitive advantage in these markets.

  OUR APPROACH

     We have developed a project methodology to help our customers determine opportunities to transition their businesses in the constantly changing Internet economy and to plan and implement the strategy, technology and operations required to succeed in this environment. Our step-by-step methodology described below is designed to produce high-impact Internet services on time, on budget and with a continuous enhancement plan that responds to both general market and Internet technology changes.

  Business Strategy

     Initially, we use our vertically-focused strategic expertise to develop a business plan for our clients that includes the financial, marketing and operational components that provide a convincing rationale for the proposed Internet solution and guide its development. We provide strategic services within a proven and refined interdisciplinary consulting model that combines the best practices of management consulting, innovative technology solutions and the critical component of usability and human computer interaction. We provide these strategic services within a flexible methodology customized to each of our client engagements.

  Exploration

     Next, we gather user requirements, suggest e-business features and develop a general project plan. We assess the overall structure and content of the proposed Internet solution and make technical and design recommendations based on the findings. We then propose broad technology and creative approaches including necessary software, infrastructure organization, website navigation and graphic design concepts. This phase culminates in the delivery of a high-level project plan which includes recommended features and functionality, timeframes, personnel resources, projected costs and client responsibilities.

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
  Ideation

     During this phase, the concepts and strategies articulated in the exploration phase are refined through the creation of content maps, project specifications, imagery and prototypes. The result is a detailed blueprint from which the finished Internet solution will be constructed and a list of necessary hardware and software components. In addition, if requested by our clients, we will also prepare a proof-of-concept prototype to accompany this blueprint.

  Creation

     In this phase, we construct the solution using the detailed specifications established in the ideation phase and tested for reliability using a rigorous quality assurance process. The goal is a finished product that meets all of our client's objectives. We seek to accomplish this goal through constant consultation and collaboration with our clients.

  Transfer

     During this phase, we implement the Internet solution in its hosting environment and officially launch the website. We also educate our client's staff in the operation of its new website and work with the client to develop procedures to address any changes in technology, system problems, and desired enhancements. We also assist the client in developing a plan to ensure that it has the appropriate staff resources to operate the website on a daily basis.

  Evolution

     Finally, we measure the performance of the Internet solution in its operational environment, analyze those measurements, recommend enhancements based on our findings and establish a plan to execute our recommendations.

  CASE STUDIES OF OUR INTERNET SERVICES CLIENTS

     The following is a description of some of the solutions we have developed for the challenges presented to us by our Internet services clients.

  Microsoft

     Challenge: To design a website, eshop.microsoft.com, to showcase Microsoft's product line, create a rewarding interactive experience for online customers and offer online customers the choice of shopping on Microsoft's website or purchasing the same product at a reseller's website.

     Solution: We developed a custom solution that allows consumers to choose a Microsoft product and complete the ordering process through Microsoft's website.

     Challenge: To build loyal, repeat visitors to Microsoft Network's default page, which receives up to 10 million visitors per day, by engaging users and encouraging them to click through to the full breadth of the network's content.

     Solution: We created three main graphic panels to simplify delivery of information and bring functional and thematic focus to Microsoft Network's page. We developed the concept of the message center and other personalized custom features, eventually leading to a central user "command center" designed to increase a user's investment in the functionality of the website. We prioritized links, tools, categories and information to make the website user-friendly. We preserved the identity of the website to retain Microsoft Network's established audience, while updating and improving the default page in order to gain and preserve new users.

  The New York Times

     Challenge: To create an online city guide for New York in a clean and elegant way that maintains the integrity of the New York Times brand while delivering optimum functionality and download time for a high-traffic website.

     Solution: We partnered with The New York Times Electronic Media Company to create New York Today, an online city guide from the New York Times. Recognizing that download speed and functionality were high priorities for such a heavily trafficked website, we met the challenge with a design solution that relied on limited graphic elements and strategic use of negative space. The result is a website which retains the New York Times' brand identity and provides users with timely, focused and relevant information. Users can easily customize the website to suit their interests and synchronize the website with calendar applications to notify them of upcoming events of interest.

  Macy's

     Challenge: To bring the Macy's brand into the Internet market by creating a service-oriented, visually stimulating online shopping experience.

     Solution: We partnered with IBM to create macys.com, Macy's e-commerce website. We designed the website to offer a highly personalized shopping experience which meets the online shopper's expectations of Macy's traditional standard of service. For example, the website operates on relational databases to facilitate flexible keyword searches and features a unique shipping module designed by us and adopted by IBM for use in future projects. Key features of the Macy's website include the shopper's e-club, which features electronic gift-giving reminders, an automatic shipment replenishment feature for preferred essential products and an extensive bridal registry website. The Macy's solution was developed on IBM's net.commerce platform while we designed and developed the actual shopping strategy flows and shopping cart functionality. IBM's Arts Cafe designed the website's graphics.

  Betty Crocker

     Challenge: To create a variety of useful, custom-designed database and search tools to address the needs of today's working families while reinforcing Betty Crocker's core brand attributes.

     Solution: We partnered with General Mills to create bettycrocker.com, the brand's first online presence. We successfully extended Betty Crocker's core brand attributes of quality, trust and credibility by creating a user-friendly, information-rich website that brings Betty Crocker into the Internet market. We designed a website that offers recipes, meal planning strategies and cooking hints for website visitors. We created a number of user-friendly custom databases and search tools to offer unique meal planning and recipe solutions.

OUR INVESTMENT BUSINESS

     Our investment business seeks to invest in Internet companies which have business models that we believe represent paradigm-shifting ideas and for which we can leverage our industry relationships and expertise to accelerate the creation of value within our investment portfolio. Our investment business is currently focused on Internet companies engaged in business-to-business e-commerce, Internet enabling tools, broadband and next generation communications sectors. Through our investment process, we decide whether to take a majority stake and incubate the business or a minority strategic position as a venture investment.

     We believe that we have a significant advantage over many other Internet investors in identifying and selecting early stage businesses with the most potential due to our:

     o understanding of Internet business models gained through our Internet services and investment experience;

     o our extensive group of Internet professionals that are able to help us identify high-quality companies and perform diligence on these potential investments; and

     o relationships with financial institutions in the venture and investment community that expose us to valuable opportunities.

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
     In addition, we believe that we are better able to manage our investment portfolio and ensure the success of our portfolio companies. We support the businesses in which we invest through:

     o access that we provide to the scarce talent of our more than 400 Internet services professionals;

     o business development and assistance for our portfolio companies from our Internet industry veterans, from our other portfolio companies, from our contacts in the Internet industry and from our contacts at Apollo and at their portfolio companies;

     o incubator services that we provide to our majority-held companies, including technology infrastructure improvements, web hosting, legal guidance, and financial and accounting management; and

     o leverage of our relationships within the financial community to facilitate successful financing and mergers and acquisitions transactions for our portfolio companies.

  STRATEGY

  Our Incubator Business

     Our incubator investment strategy is to realize a significant capital return on our investment by adding substantial value to our incubator companies over time. Acting as a long-term partner, we use our resources to actively develop the business strategies, operations and management teams of our incubator companies. Our operating strategy for our incubator companies is to integrate them into a collaborative network that leverages our collective knowledge and resources.

  Our Venture Investment Business

     Our venture investment strategy is to realize a significant capital return on our venture investments by making strategic, early-stage equity investments in Internet companies which we believe will emerge among the next generation of premier Internet companies. We seek to accomplish this goal by identifying promising Internet companies in select industries and assessing our ability to enhance the future success of these companies by employing our Internet services expertise and leveraging our relationships.

  OUR INVESTMENT PROCESS

     We seek to identify high quality investment targets through our relationships in the Internet, venture capital and financial communities and seek to co-invest with well-respected investors. Additionally, we empower our Internet services business to identify investment targets from within its client portfolio of premier Internet firms. We rigorously screen our venture investments by targeting areas of significant growth potential by seeking to identify the industries in which the next generation of premier Internet companies will emerge. We then seek to accelerate the ability of our venture companies to compete successfully by providing them with Internet services, strategic consulting services and business infrastructure services and assisting them to explore potential strategic transactions. Finally, we introduce our venture companies to major financial institutions and investment banks in an effort to create liquidity in our venture investments. We seek to control the risk in our portfolio by investing in Internet-focused companies in diversified vertical industries. In addition, we also regularly make our equity purchases in the form of preferred stock that provides us with governance rights, anti-dilution rights and liquidation preferences.

  INCUBATOR CASE STUDY: CHANGEMUSIC NETWORK.

     According to a report by Market Tracking International, worldwide retail sales in the music industry were $39.7 billion in 1997 and are expected to grow to $46.9 billion by 2004. The emergence of the Internet as a global communications standard, the growth of high-speed Internet access, the development of audio compression techniques, such as MP3, and the proliferation of hardware and software that enables the management and playback of downloadable music is currently driving rapid growth in this industry. Forrester Research estimates that total online music revenues in the United States are expected to grow from $89.0 million in 1998 to $7.8 billion in 2003. Of this amount, Forrester further estimates that $1.1 billion will represent sales of downloadable music in 2003.

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
     Within the context of this rapidly growing market, we determined that we could efficiently aggregate highly trafficked sites at a low cost, using cash and our common stock, from individual entrepreneurs who did not have the resources or expertise to develop their properties to their fullest potential. We acquired three of the leading, independent MP3 and digital music information sites, two highly popular MP3 search engines and one of the most popular music application customization sites. Together, these properties aggregate a significant amount of web traffic, making the network of sites one of the largest music-oriented destinations on the Internet.

     After acquiring the individual sites, we developed and refined the new company's business model; lent management resources to facilitate the initial marketing, business development, and strategic development of the company; hired employees; provided office space; and assumed all finance, accounting, and legal functions. Our services unit was retained to create ChangeMusic.com by integrating our network of websites and extending our site functionality with a comprehensive suite of web-based services such as fan management, digital download, promotion and marketing, to serve the musician and band.

     Having established the ChangeMusic Network as an effective platform for the distribution of music to consumers, we then accelerated our penetration of the business to business marketplace with the acquisition by ChangeMusic.com of College Media, Inc. or "CMJ", a music media company with a 20-year heritage and a strong and stable revenue base. CMJ has a leading position in the college radio market, maintaining strong relationships with more than 800 college radio stations, and produces a leading industry trade journal covering emerging music, a consumer publication and leading industry events. By integrating the relationships and content of CMJ with the online user base of the original ChangeMusic Network, we have positioned ChangeMusic.com to provide a unique, market-leading set of offerings to meet the needs of emerging artists, record labels and music consumers. In addition, we created a compelling value proposition for CMJ shareholders by structuring a creative, multi-step transaction using cash, our common stock and equity in the combined company.

  OUR INCUBATOR COMPANIES

     Currently, our incubator companies are ChangeMusic Network, Inc., ePrize, Inc., iFace.com Inc., LiveUniverse.com, Inc., Notus Communications and Regards.com.

  ChangeMusic Network

     ChangeMusic Network (also known as CMJ.com, Inc.) has a combination of online and offline properties that delivers news, information, content and services to music consumers, artists and the music industry. The ChangeMusic Network also operates a business-to-business services group under the CMJ brand. The business-to-business division offers the music industry its CMJ New Music Report trade publication, one of the largest music industry conferences in the world, and a website through which subscribers can gain access to various exclusive data products as well as promotional and talent development (A&R) services. We own approximately 74% of ChangeMusic Network on a fully diluted basis.

  ePrize

     ePrize.net is an online sweepstakes, direct marketing and promotions company that offers end-to-end solutions for customer acquisition and retention. ePrize uses its patent-pending Pooled eDrawings to help clients attract new visitors to websites, increase retention and build long-term online customer relationships. ePrize professionals help clients design, administer and maintain successful online sweepstakes and other promotional online efforts. We own approximately 80% of ePrize on a fully diluted basis.

  iFace

     iFace.com develops products for telecommunication service providers and for system integrators that telephony-empower websites and applications. By developing systems around an architecture that handles thousands of simultaneous phone calls over multiple transports, such as Public Switched Telephone Network, Voice over IP and ATM, and providing off-the-shelf applications for telecommunication service providers,

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
iFace provides a robust telephone solution for today's market. We own approximately 68% of iFace on a fully diluted basis.

  LiveUniverse

     LiveUniverse.com is an ASP and ASP aggregator dedicated to lowering the barriers to entering the Internet economy. LiveUniverse currently offers a suite of advertising-supported hosted community tools through tens of thousands of websites around the world. LiveUniverse is creating a unique service which will enable any company to quickly and efficiently create a custom website, intranet and extranet. LiveUniverse will earn revenue from reselling subscriptions based ASP services and participating in the various forms of e-commerce it enables for affiliates. We own approximately 85% of LiveUniverse on a fully diluted basis.

  Notus

     Notus Communications provides clients with private label Unified Messaging technology and solutions. Users of Notus technology receive a personal, direct inward dial local telephone number. Users can keep this number for life, regardless of the number of times they move. When someone calls the telephone number, they can leave a voicemail message or send a fax. The system will automatically detect whether the call is a voice or fax connection. We own approximately 86% of Notus on a fully diluted basis.

  Regards

     Regards.com is one of the leading websites for electronic greeting card distribution and is consistently ranked in the top 10 for the category by MediaMetrix for unique monthly visitors. With the recent addition of Buildacard.com, Card4you.com and the other websites in The Greetingland Network, we expect that Regards.com, which will aggregate traffic from these additional websites, will become one of the leading websites in the online greeting industry. Visitors to the website will have the opportunity to create their own greeting cards and to purchase gifts, as well as additional features and enhancements such as voice enabled greeting cards, and interactive game cards. We own approximately 90% of Regards.com on a fully diluted basis.

  OUR VENTURE INVESTMENTS

     We hold investments in the following companies:

                                                    APPROXIMATE
                                 INITIAL DATE OF     % OF
COMPANY NAME                       INVESTMENT       OWNERSHIP     DESCRIPTION OF BUSINESS
------------------------------   ---------------    -----------   ---------------------------------------------
Active Leisure                   October 1999           25%       Internet community for motorcycle enthusiasts
  (Competition Accessories)                                       and direct marketer of motorcycles, parts and
                                                                  accessories.

Archive.com                      January 2000            3%       Provider of secure Internet-based archival
                                                                  and retrieval services for business critical
                                                                  document management.

ANT 21                           September 1999         33%       Internet music label representing top artists
  (AtomicPop.com)                                                 dedicated to leveraging the digital medium to
                                                                  change the way music is acquired, promoted,
                                                                  sold and distributed.

Edmunds.com                      October 1999            4%       Provider of automotive information, including
                                                                  original editorial content, complete pricing
                                                                  and specification information and sales
                                                                  referrals for purchasing, finance, insurance,
                                                                  warranty and other ancillary services.

                                                    APPROXIMATE
                                 INITIAL DATE OF     % OF
COMPANY NAME                       INVESTMENT       OWNERSHIP     DESCRIPTION OF BUSINESS
------------------------------   ---------------        ---       ---------------------------------------------

Commerce Dynamics                October 1999            5%       Provider of enhanced, cost effective co-op
  (GoShip.com)                                                    shipping and fulfillment solutions for e-
                                                                  commerce websites.

Howtoguru.com                    November 1999          13%       Provider of sports instructional content and
                                                                  services for sports participants through
                                                                  broadband and narrowband technologies.

iParty                           September 1999          2%       Internet-based merchant of party goods, party
                                                                  related services and party-planning advice.

L90                              September 1999          5%       Provider of comprehensive online advertising
                                                                  and direct marketing solutions for
                                                                  advertisers and Web publishers.

Like.com                         September 1999          5%       Internet recommendation service highlighting
                                                                  celebrity style choices to drive e-commerce
                                                                  by collecting and aggregating their likes and
                                                                  dislikes.

Money Hunt                       October 1999           16%       Online and offline media company dedicated to
                                                                  entertaining, educating and empowering
                                                                  entrepreneurs as they seek capital for and
                                                                  develop their start-up ideas.

QuickNet                         November 1999           8%       Provider of hardware and software low-
                                                                  density Internet telephony products including
                                                                  the award winning Internet PhoneJACK and
                                                                  Internet PhoneCARD hardware and the Internet
                                                                  SwitchBoard software for Windows and Linux
                                                                  PCs.

Smart Online                     September 1999          1%       Provider of Web-hosted business productivity
                                                                  applications and information resources for
                                                                  small businesses and entrepreneurs.

GFI                              August 1999             7%       Internet information and advocacy portal
  (SpeakOut.com)                                                  providing a platform for citizens to debate
                                                                  issues, comment on news and communicate with
                                                                  government, political and business leaders.

StreamSearch.com                 September 1999         21%       Streaming media search engine that offers the
                                                                  easiest to use and most complete database of
                                                                  live events, full-length motion pictures,
                                                                  sports, weather, entertainment news and
                                                                  pay-per-view events on the Internet.

CUSTOMERS

     Our customers are engaged in a broad variety of industries, including consumer service, financial, technology, entertainment, consumer goods, retail and automotive. Our customers include AT&T, Dr. Drew, Epson, Forbes, Microsoft, Nestle, Ritz Carlton and Weider. We estimate that our five largest clients in 1999 accounted for approximately 14% of our revenues and that no single client accounted for more than 5% of our revenues.

COMPETITION

  Competition in the Internet Services Industry

     While the market for strategic Internet services is relatively new, it is already highly competitive and characterized by an increasing number of entrants that have introduced or developed products and services similar to those offered by us. We believe that competition will intensify and increase in the future.

     Our competitors can be divided into several groups:

     o Internet professional service providers, such as Proxicom, iXL Enterprises, Inc., Scient Corporation, USWeb and Viant Corporation;

     o large systems integrators, such as Andersen Consulting, Computer Sciences Corporation and IBM;

     o specialty systems integrators, such as Cambridge Technology Partners, Inc. and Sapient Corporation;

     o strategy consulting firms, such as Boston Consulting Group, Inc. and McKinsey & Company, Inc.; and

     o interactive marketing firms, such as Agency.com, Ltd., Modem Media.Poppe Tyson, Inc., Organic, Inc. and Razorfish, Inc.

     There are relatively low barriers to entry into the strategic Internet services industry, and the costs to develop and provide Internet services are low. Therefore, we expect that we will continually face additional competition from new entrants into the market in the future, and we are also subject to the risk that our employees may leave us and start competing businesses.

  Competition for Venture Investments

     We face competition from numerous other capital providers seeking to acquire interests in Internet-related businesses, including:

     o other Internet companies

     o venture capital firms;

     o large corporations; and

     o other capital providers who also offer support services to companies.

     Traditionally, venture capital and private equity firms have dominated investments in emerging technology companies, and many of these types of competitors may have greater experience and financial resources than us. In addition to competition from venture capital and private equity firms, several public companies such as CMGI, Internet Capital Group and Safeguard Scientifics, as well as private companies such as Idealab!, devote significant resources to providing capital together with other resources to Internet companies. Additionally, corporate strategic investors, including Fortune 500 and other significant companies, are developing Internet strategies and capabilities.

TECHNOLOGY

     We develop client solutions on the current state-of-the-art technology platforms, including Linux and those developed by Microsoft, Sun Microsystems and IBM. These technologies are applied to client solutions in conjunction with an in-depth requirements analysis, including business models, existing infrastructure and technology and business forecasting. These solutions include existing technology analysis, network and applications architecture and implementation, security analysis and implementation, application development, legacy integration, testing, maintenance and transfer. We also provide managed application services to our clients. In addition, we have built an optimized wide area network to support our worldwide offices, providing internal knowledge management, project management and human resources functionality. Both the internal and external networks are monitored through our network operations center, which uses state-of-the-art tools for performance analysis and assurance.

INTELLECTUAL PROPERTY RIGHTS

     We rely upon a combination of trade secret, nondisclosure and other contractual arrangements, and copyright and trademark laws, to protect our proprietary rights. We enter into confidentiality agreements with our employees, generally require that our consultants and clients enter into such agreements and limit access to and distribution of our proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

     A portion of our business involves the development of software applications for specific client engagements. Ownership of such software is the subject of negotiation and is frequently assigned to our clients, with a license frequently being retained by us for certain uses. Some of our clients have prohibited us from marketing the applications developed for them for specified periods of time or to specified third parties, and we cannot assure you that our clients will not continue to demand similar or other restrictions in the future. Issues relating to the ownership of and rights to use software applications can be complicated, and we cannot assure you that disputes will not arise that affect our ability to resell such applications. In connection with projects which use our previously developed solutions, we may, in some cases, obtain a license fee from the client for use of our solution and a development fee from the client for any required additional customization.

EMPLOYEES

     As of December 31, 1999, we had 728 employees. We believe our relationship with our employees is good. None of our employees is represented by a union. Generally, our employees are retained on an at-will basis. We have entered into employment agreements, however, with many of our key employees. We require all of our senior managers, as well as most of our key employees, to sign confidentiality agreements and non-competition agreements which prohibit them from competing with us during their employment and for various periods thereafter.

PROPERTIES

     We conduct our administrative and operations activities from 22 leased facilities totaling approximately 250,000 square feet, pursuant to leases expiring through 2008. These facilities are located in New York, New York; Dallas, Texas; Los Angeles, California; Atlanta, Georgia; Detroit, Michigan; Toronto, Ontario; San Francisco, California; Houston, Texas; San Antonio, Texas; Irvine, California; Scottsdale, Arizona; Kendall Park, New Jersey; Great Neck, New York; Sydney, Australia; London, England and Singapore. We routinely evaluate our facilities for adequacy in light of our plans for growth in various geographic markets. We do not anticipate purchasing property in the foreseeable future.

LEGAL PROCEEDINGS

     We are not a party to any pending material legal proceedings.

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
                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information concerning our directors and executive officers as of January 31, 2000:

NAME                                         AGE   POSITION
------------------------------------------   ---   ---------------------------------------------------------------
Glenn S. Meyers...........................   38    Chairman, President and Chief Executive Officer
Jeffrey J. Kaplan.........................   51    Executive Vice President and Chief Financial Officer
Suresh V. Mathews.........................   45    President and Chief Operating Officer of Rare Medium, Inc.
Robert C. Lewis...........................   34    Vice President and General Counsel
Craig Chesser.............................   38    Vice President and Treasurer
Michael A. Hultberg.......................   33    Vice President and Controller
Jeffrey Killeen...........................   46    Director
Richard T. Liebhaber......................   63    Director
Steven Winograd...........................   44    Director
Andrew D. Africk..........................   33    Director
Michael S. Gross..........................   37    Director
Marc J. Rowan.............................   37    Director

     GLENN S. MEYERS is our co-founder, and Chairman, President and Chief Executive Officer. He is also Chairman and Chief Executive Officer of our wholly-owned subsidiary, Rare Medium, Inc. and has been a member of our board of directors as well as our President and Chief Executive Officer since April 15, 1998. Prior to joining Rare Medium, Inc. in September 1996, Mr. Meyers was President of Brookridge Capital Management, an Internet venture capital firm from 1994 to September 1996. Mr. Meyers is also a director of L90, Inc.

     JEFFREY J. KAPLAN has been our Executive Vice President and Chief Financial Officer since September 1999. Mr. Kaplan served as Executive Vice President, Chief Financial Officer and Director of Safety Components International, Inc., a leading manufacturer of airbag cushions and fabric from February 1997 to August 1999. From October 1993 to February 1997, Mr. Kaplan served as Executive Vice President, Chief Financial Officer and a Director of International Post Limited, a leading provider of post-production services for commercial and advertising markets.

     SURESH V. MATHEWS has been the President and Chief Operating Officer of our wholly-owned subsidiary, Rare Medium, Inc., since January 1999. Prior to joining Rare Medium, Inc., Mr. Mathews was Senior Vice President and Chief Information Officer of Quaker State Corporation from June 1991 to December 1998.

     ROBERT C. LEWIS has been our Vice President and General Counsel since May 1998. Immediately prior to joining our company, Mr. Lewis was an associate at the law firm of Fried, Frank, Harris, Shriver & Jacobson from October 1992.

     CRAIG CHESSER has been a Vice President since July 1998 and has been our Treasurer since November 1999. Mr. Chesser served as our Corporate Controller from July 1998 to November 1999. Prior to joining our company, Mr. Chesser was Vice President, Finance for TransCare Corporation, a health care industry consolidator. Previously Mr. Chesser was Vice President, Finance and Administration for Sunwestern Investment Group, a venture capital organization.

     MICHAEL A. HULTBERG joined our company as Vice President and Controller in November 1999. From July 1988 to November 1999, Mr. Hultberg was employed by KPMG LLP, most recently as Senior Manager.

     JEFFREY KILLEEN has been a member of our board of directors since October 1998. Mr. Killeen has been the Chief Executive Officer of Forbes.com since August 1999. Prior to that, Mr. Killeen was the Chief Operating Officer of barnesandnoble.com, an e-commerce company, from January 1998 to March 1999. Before joining barnesandnoble.com, Mr. Killeen served as President and Chief Executive Officer of Pacific Bell Interactive Media from August 1994 to January 1998.

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
     RICHARD T. LIEBHABER has been a member of our board of directors since June 1998. Mr. Liebhaber has been a Managing Director of Veronis, Suhler & Associates, Inc., the New York media merchant banking firm, since June 1, 1995. In addition, Mr. Liebhaber is currently a member of the following boards of directors: Qwest Communications, Inc., Advanced Radio Telecommunications, AVICI Systems, Inc., Internet Communications Corporation, and Alcatel USA, Inc.
Mr. Liebhaber also serves as a consultant and member of the Advisory Board of Corning, Inc.

     STEVEN WINOGRAD has been a member of our board of directors since October 1998. Mr. Winograd has been a Senior Managing Director at Bear, Stearns & Co. since 1994 and since 1997 has been Group Head of the Financial Buyers Group.

     ANDREW D. AFRICK has been a member of our board of directors since June 1999. Mr. Africk is a partner of Apollo Advisors, L.P. (which, together with its affiliates, acts as the managing general partner of several private securities investment funds, including Apollo Investment Fund IV, L.P.) and of Lion Advisors, L.P. (a financial advisor to, and representative of institutional investors with respect to, securities investments). Mr. Africk is also a director of Continental Graphics Holdings, Inc. and Building One Services Corporation, as well as several private venture companies.

     MICHAEL S. GROSS has been a member of our board of directors since August 1999. Mr. Gross is one of the founding principals of Apollo Advisors, L.P. and of Lion Advisors, L.P. Mr. Gross is also a director of Allied Waste Industries, Inc., Breuners Home Furnishings, Inc., Clark Enterprises Inc., Converse, Inc., Florsheim Group, Inc., United Rentals, Inc., Building One Services Corp. and Saks Incorporated.

     MARC J. ROWAN has been a member of our board of directors since June 1999. Mr. Rowan is one of the founding principals of Apollo Advisors, L.P., and of Lion Advisors, L.P. Mr. Rowan is also a director of Samsonite Corporation, Vail Resorts, Inc., Quality Distribution, Inc., National Financial Partners, Inc., Wyndam International and NRT Incorporated.

                        DESCRIPTION OF OUR CAPITAL STOCK

OUR AUTHORIZED CAPITAL STOCK

     We are authorized to issue up to 200,000,000 shares of our common stock, 100,000,000 shares of our non-voting common stock and 10,000,000 shares of our preferred stock. The following is a summary of the principal terms of our capital stock and of relevant provisions of our certificate of incorporation and by-laws. The following summary is not complete and may not contain all of the information important to you. You should read carefully the full text of our certificate of incorporation, by-laws and the certificate of designations governing our Series A convertible preferred stock.

COMMON STOCK

     As of January 10, 2000, there were 45,446,165 shares of our common stock issued and outstanding. The holders of our common stock are entitled to one vote for each share held on the appropriate record date for all matters submitted to a stockholder vote. Holders of our common stock are entitled to receive, on a pro rata basis, dividends declared on the common stock by our board of directors, out of legally available funds, unless any outstanding preferred stock has a preference over the common stock for these dividends. In the event of a liquidation, dissolution or winding up of Rare Medium Group, Inc., holders of our common stock would be entitled to a pro rata share of our assets which are available for distribution and remaining after payment of our liabilities and the liquidation preference of outstanding preferred stock. Holders of our common stock have no rights to purchase additional shares of common stock if we issue additional shares of capital stock and they have no rights to convert their common stock into any other securities. In addition, the holders of our common stock have no redemption rights. As of date of this prospectus, all of the outstanding shares of our common stock are fully paid and holders of our shares of common stock are not required to make additional capital contributions.

NON-VOTING COMMON STOCK

     As of the date of this prospectus, there are no shares of our non-voting common stock issued and outstanding. Our non-voting common stock has the same terms as our voting common stock described above, except that our non-voting common stock does not carry voting rights.

PREFERRED STOCK

     Our board of directors has the authority, in its sole discretion, to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights of the shares of each class or series, including dividend rates, conversion rights, voting rights, terms of redemption and liquidation preference and the number of shares constituting each class or series. We currently have one series of preferred stock outstanding, our Series A convertible preferred stock.

     As of January 10, 2000, we had issued and outstanding 907,820 shares of our Series A convertible preferred stock with an aggregate liquidation preference of approximately $90.8 million.

SERIES A CONVERTIBLE PREFERRED STOCK

     The following is a description of the principal terms of our Series A convertible preferred stock:

     Ranking. The Series A convertible preferred stock ranks senior to our common stock with respect to both dividends and distributions upon liquidation, dissolution or winding up of Rare Medium Group, Inc. Until we have paid or declared and set aside for payment the full amount of the dividends on the Series A convertible preferred stock for the current dividend period, (1) we cannot pay or declare or set aside for payment any dividends on our common stock and (2) we cannot redeem, retire or repurchase any common stock. In the event of a liquidation, dissolution or winding up of Rare Medium Group, Inc., no distributions may be made to holders of our common stock until the holders of our Series A convertible preferred stock have received a liquidation preference of $100 per share plus all accrued and unpaid dividends.

     Conversion Price. Holders of Series A convertible preferred stock may initially convert their shares at any time into a number of shares of common stock determined by dividing (1) the aggregate liquidation preference of the number of shares of Series A convertible preferred stock held by such holder, plus accrued and unpaid dividends, by (2) the conversion price in effect at the time of conversion. The initial conversion price is $7.00 and may be adjusted from time-to-time in accordance with the anti-dilution provisions described below.

     Dividends. Holders of our Series A convertible preferred stock are initially entitled to receive quarterly dividends payable at an annual rate of 7.50% of the liquidation preference per share from June 4, 1999, the original issuance date of our Series A convertible preferred stock, through June 30, 2002. After June 30, 2002, holders of our Series A convertible preferred stock are entitled to receive quarterly dividends payable at an annual rate of 4.65% of the liquidation preference purchase. From June 4, 1999 through June 30, 2002, dividends are payable through the issuance of additional shares of Series A convertible preferred stock. From June 30, 2002 through June 30, 2004, dividends are payable through the issuance of additional shares of Series A convertible preferred stock, unless we or the holders of a majority of then outstanding shares of Series A convertible preferred stock elect to have these dividends paid in cash. After June 30, 2004, all dividends on the Series A convertible preferred stock are payable in cash.

     In the event any dividends are declared with respect to our common stock, the holders of our Series A convertible preferred stock are entitled to receive as additional dividends an amount (whether in the form of cash, securities or other property) equal to the amount (and in the form) of the dividends that such holders would have received had they converted their shares of Series A convertible preferred stock into common stock on the date immediately prior to the record date of such dividend on our common stock.

     Optional Redemption. We may redeem all, but not less than all, of the Series A convertible preferred stock at a redemption price equal to 103% of the liquidation preference per share plus 103% of accrued and unpaid dividends at any time after (1) June 30, 2002, if the closing price of our common stock quoted on Nasdaq on each of the previous 30 trading days is greater than $12.00 per share, or (2) June 30, 2004.

     Mandatory Redemption. On the earliest of (1) any date in the period beginning on the 20th day and ending on the 90th day after an event which constitutes a "change of control," as defined below or (2) June 30, 2012, holders of our Series A convertible preferred stock may require us to redeem for cash all shares of Series A convertible preferred stock then outstanding and any shares of Series A convertible preferred stock issuable in respect of secured but unpaid dividends at a redemption price per share equal to the liquidation preference per share plus all accrued and unpaid dividends.

     A "change of control" will, with some exceptions, occur if:

     o a party other than Apollo Management, L.P. or its affiliates acquires more than 50% of our outstanding shares of common stock or the combined voting power of our outstanding voting securities;

     o a majority of the directors who, as of June 4, 1999, were not elected by the holders of the Series A convertible preferred stock cease for any reason to serve on the board of directors; or

     o our stockholders approve a reorganization, merger, consolidation or sale of all or substantially all of our assets which results in a party other than Apollo Management, L.P. or its affiliates acquiring more than 50% of our outstanding common stock or combined voting power of our outstanding voting securities.

     Anti-dilution Adjustments. The conversion price of the shares of Series A convertible preferred stock will, with some exceptions, be adjusted if we:

     o issue common stock at a price below either (1) the conversion price in effect at the time of issuance or (2) the 20 day average of the closing prices of the common stock on Nasdaq for the 20 business days prior to such issuance;

     o redeem or repurchase common stock at a price per share greater than the twenty day average of the closing prices of the common stock on Nasdaq for the twenty business days prior to such redemption or repurchase;

     o pay a dividend or make any other distribution on our common stock payable in shares of our common stock;

     o subdivide, split or combine our outstanding shares of common stock into a greater or smaller number of shares;

     o enter into a capital reorganization, reclassification of our common stock or consolidate or merge into another corporation where we are not the surviving corporation or where there is a change in or a distribution with respect to the common stock; or

     o issue any securities with more favorable anti-dilution provisions than those described above.

     Voting Rights. The holders of shares of our Series A convertible preferred stock are entitled to vote with the holders of common stock as a single class on all matters submitted for a vote of holders of common stock. The number of votes to which the Series A convertible preferred stock is entitled is .875 per underlying share of common stock into which the Series A convertible preferred stock is then convertible but in no event may exceed the voting power of 9,750,000 shares of common stock.

     In addition, so long as any shares of Series A convertible preferred stock are outstanding, we may not amend, alter or repeal, in any manner whatsoever, our certificate of incorporation or by-laws or any provision of the certificate of designations governing our Series A convertible preferred stock in a manner that would adversely affect the rights or privileges of our Series A convertible preferred stock without the consent of the holders of at least a majority of the then outstanding shares of Series A convertible preferred stock.

     Under the terms of the purchase agreement we entered into with Apollo, for so long as Apollo Investment Fund IV, L.P. or any of its affiliates beneficially own at least 100,000 shares of Series A convertible preferred stock, the holders of the Series A convertible preferred stock, voting as a separate class, have the right to elect two of the members of our board of directors and have certain approval rights with respect to additional members of our board of directors in the event that the size of our board of directors is increased.

     The holders of Series A convertible preferred stock will also have the right, voting separately as a class, to elect additional directors so that the directors elected by the holders of the Series A convertible preferred stock constitute a majority of the board of directors in the case of any of the following events or any breach by us of certain of our agreements and covenants with the holders of the Series A convertible preferred stock, including those relating to:

     o Apollo's participation in unsubscribed offerings to our securityholders of rights to acquire common stock prior to June 30, 2004;

     o the consent rights of Apollo which are described below;

     o registration rights with respect to the common stock underlying our Series A convertible preferred stock and Series 1-A and 2-A warrants;

     o the dividend provisions of our Series A convertible preferred stock;

     o the redemption provisions of our Series A convertible preferred stock;

     o the voting rights of our Series A convertible preferred stock;

     o preemptive rights of our Series A convertible preferred stock with regard to future private placement of equity securities;

     o conversion rights and anti-dilution provisions of our Series A convertible preferred stock;

     o any acceleration or default of an obligation for the payment of indebtedness in excess of $10 million that is not cured within 15 days from the date of such default; or

     o our common stock is no longer listed for trading on a U.S. national securities exchange or Nasdaq.

The right of the holders of our Series A convertible preferred stock to elect a majority of the members of our board of directors will continue until any event or events of non-compliance have been cured.

     Under the terms of the purchase agreement we entered into with Apollo, for so long as Apollo Investment Fund IV, L.P., or any of its affiliates beneficially own at least 100,000 shares of Series A convertible preferred stock, we are precluded from taking various corporate actions and entering into various transactions without the prior written consent of Apollo. Our proxy statement for our stockholders meeting held on August 19, 1999, which is incorporated by reference in this prospectus, describes these consent rights.

     Preemptive Rights. The holders of our Series A convertible preferred stock have the right to purchase their pro rata portions of any future private placements of our equity or equity-linked securities, other than (1) securities issued upon exercise of options or warrants outstanding prior to June 4, 1999, options awarded to employees or directors after June 4, 1999 under our existing employee incentive plans, and options issued after June 4, 1999 under new employee incentive plans approved by our board of directors and by Apollo Investment Fund IV, L.P. or its affiliates; and (2) securities issued as consideration in acquisitions.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Some provisions of our certificate of incorporation and bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider it its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board of Directors

     Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provision of our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

Authorized But Unissued Shares

      The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

LISTING

     Our common stock is quoted on the Nasdaq National Market under the symbol "RRRR."

TRANSFER AGENT

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 6201 15th Avenue, 3rd Floor, Brooklyn, NY 11219 and its telephone number at this location is 800-937-5449.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The market price of our common stock could decline as a result of future sales of substantial amounts of our common stock, or the perception that such sales could occur. Furthermore, some of our existing stockholders have the right to require us to register their shares or the shares underlying the securities held by them, which may facilitate their sale of shares in the public market.

     Upon completion of the public offering, we will have 47,946,165 shares of common stock, issued and outstanding, assuming no exercise of the underwriters' over-allotment option. Of these shares, 26,675,674 shares of our common stock which were outstanding immediately prior to the public offering, the 2,500,000 shares of common stock to be sold in the public offering (plus any shares issued upon exercise of the underwriters' over-allotment option) and the 2,500,000 shares covered by this prospectus will be freely transferable without restriction in the public market, except to the extent these shares have been acquired by our affiliates, whose sale of such shares is restricted by Rule 144 under the Securities Act of 1933. The remaining 16,270,491 shares of our common stock are "restricted" securities under Rule 144 which, among other things, limits the number of such shares available for sale in the public market.

     The holders of our Series A convertible preferred stock and Series 1-A and 2-A warrants have the right to require us to register their underlying shares of common stock subject to some limitations. In addition, holders of approximately 1,051,000 shares of our common stock have incidental or "piggyback" registration rights that allow such holders, under certain circumstances, to include their shares of common stock in registration statements initiated by us or other stockholders. Under these agreements, the holders of our Series A convertible preferred stock and Series 1-A and 2-A warrants may require us to register the shares of common stock underlying these securities under the Securities Act for offer and sale to the public (including by way of an underwritten public offering) on up to four occasions. These agreements also permit demand registrations of Form S-3 registration statements provided that we continue to be eligible to register our capital stock of Form S-3. All such registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit under certain limited circumstances the number of shares to be included in a registration.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of common stock that have been outstanding and not held by any "affiliate" of ours for a period of one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock (approximately 479,000 shares immediately after completion of the public offering assuming no exercise of the underwriters' over-allotment option) or the average weekly reported trading volume of our common stock during the four calendar weeks preceding the date on which notice of such sale is given, provided certain manner of sale and notice requirements and requirements as to the availability of current public information are satisfied. These information requirements have been satisfied by our filing of reports under the Securities Exchange Act of 1934, as amended. Our affiliates must comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell shares of common stock that are not "restricted securities". Under Rule 144(k), a person who is not deemed one of our "affiliates" at any time during the three months preceding a sale by him, and who has beneficially owned shares of common stock that were not acquired from us or one of our "affiliates" within the previous two years, would be entitled to sell such shares without regard to volume limitations, manner of sale provisions, notification requirements or the availability of current public information concerning us. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.

     We have on file with the SEC effective registration statements under the Securities Act covering shares of common stock reserved for issuance under our option plans. Approximately 14.7 million shares of common stock may be issued pursuant to the exercise of options currently outstanding or issuable in the future under these plans. Shares registered under that registration statement will be, subject to Rule 144 volume limitations applicable to affiliates, available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up agreements described above.

                                SELLING STOCKHOLDERS

     The shares of common stock issued and sold in the private placement are being offered by this prospectus pursuant to registration rights granted to the selling stockholders in connection with their acquisition of the shares of common stock. Our registration of these shares does not necessarily mean that the selling stockholders will sell all or any of the shares.

     The following table provides information regarding the beneficial ownership of our common stock, as of February 8, 2000, by the selling stockholders.

     The information provided in the table below with respect to the selling stockholders has been obtained from the selling stockholders. None of the selling stockholders have, nor within the past three years have had, any position, office or other material relationship with Rare Medium Group.

                                  NUMBER OF SHARES
                                  BENEFICIALLY OWNED                        NUMBER OF SHARES      PERCENTAGE OF COMMON
NAME OF SELLING                      PRIOR TO           NUMBER OF SHARES    BENEFICIALLY OWNED    STOCK BENEFICIALLY
STOCKHOLDERS                       OFFERING(1)          BEING OFFERED       AFTER OFFERING        OWNED AFTER OFFERING(1)
-------------------------------   ------------------    ----------------    ------------------    -----------------------
Putnam OTC & Emerging Growth
  Fund.........................        2,059,200             805,300             1,253,900                   2.7%
Putnam Variable Trust - Putnam
  VT OTC & Emerging Growth
  Fund.........................           54,600              19,700                34,900                   0.1
Putnam Emerging Information
  Sciences Trust S.A...........           50,000              50,000                    --                    --
Putnam New Opportunities
  Fund.........................        1,122,700             581,700               541,000                   1.2
Putnam Variable Trust - Putnam
  VT New
  Opportunities Fund...........          229,000             118,300               110,700                   0.2
Putnam Voyager Fund II.........          421,700             421,700                    --                    --
Putnam Funds Trust - Putnam
  Investment Fund 98...........            2,000               2,000                    --                    --
Putnam Investment Funds -
  Putnam Worldwide Equity
  Fund.........................            1,300               1,300                    --                    --
Franklin Small Cap Growth
  Fund.........................          450,000             450,000                    --                    --
Franklin Aggressive Growth
  Fund.........................           50,000              50,000                    --                    --

------------------

(1) Assumes that all shares covered by this prospectus are sold in this offering.

                              PLAN OF DISTRIBUTION

     The shares of common stock may be offered from time to time by the selling stockholders or their donees, pledgees, transferees or other successors in interest for resale by this prospectus in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

     o in brokerage transactions;

     o on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including The Nasdaq National Market;

     o in the over-the-counter market;

     o in private transactions;

     o for settlement of short sales, or through long sales, options or transactions involving cross or block trades;

     o by pledge to secure debts and other obligations; or

     o a combination of any of the above transactions or by any other legally available means.

     If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

     The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares of common stock in the course of hedging the position they assumed with the selling stockholders. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of common stock, registered hereby, which shares of common stock may be resold thereafter pursuant to this prospectus.

     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather that pursuant to this prospectus.

     The selling stockholders may not sell all of the shares in this offering. The selling stockholders may transfer, devise, gift or otherwise dispose of such shares by other means not described in this prospectus.

     To comply with the securities laws of certain jurisdictions the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

     Under the Exchange Act, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock during certain restricted periods. In addition, the selling stockholders and any other person participating in a distribution will be subject to the Exchange Act which may limit the timing of purchases and sales of common stock by the selling stockholders or any other such person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

     All expenses of this registration will be paid by Rare Medium Group. These expenses include the SEC's filing fees and fees under the state securities or "blue sky" laws. The selling stockholders will pay all underwriting discounts and selling commissions, if any.

     In accordance with the terms of a Purchase Agreement, dated as of January 14, 2000, between Rare Medium Group and each of the selling stockholders, we have agreed to indemnify the selling stockholders against liabilities under the Securities Act or contribute to payments which the selling stockholders may be required to make in that respect.

                                 LEGAL COUNSEL

     Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York is acting as our counsel in connection with this offering. Certain attorneys at Skadden Arps own in the aggregate less than 1% of our outstanding common stock.

                                    EXPERTS

     The consolidated financial statements of Rare Medium Group, Inc. as of December 31, 1998 and for the year then ended have been included herein and in the registration statement in reliance on the report of KPMG LLP, independent accountants, which includes an explanatory paragraph that states that Rare Medium Group, Inc. has suffered net losses and losses from continuing operations, has a working capital deficiency, and has incurred accumulated losses through December 31, 1998. These factors raise substantial doubt about Rare Medium Group, Inc.'s ability to continue as a going concern. KPMG LLP's report is given on the firm's authority as experts in accounting and auditing.

     The consolidated balance sheet as of December 31, 1997 and the consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows of Rare Medium Group, Inc. for each of the two years in the period ended December 31, 1997 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Rare Medium Group, Inc. for the year ended December 31, 1998, as amended on Form 10-K/A and on Form 10-K/A-2, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, which report includes an explanatory paragraph which refers to conditions that raise substantial doubt about Rare Medium Group, Inc.'s ability to continue as a going concern. PricewaterhouseCoopers LLP's report is given on the firm's authority as experts in accounting and auditing.

     The balance sheets as of December 31, 1997 and 1996 and the statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1997, of Engelhard/ICC incorporated by reference in this prospectus by reference to the Annual Report on Form 10- K of Rare Medium Group, Inc. for the year ended December 31, 1998, as amended on Form 10-K/A and Form 10-K/A-2, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants. PricewaterhouseCoopers LLP's report is given on the firm's authority as experts in accounting and auditing.

     The combined financial statements of College Media, Inc. and CMJ Online, Inc. as of December 31, 1997 and 1998 and for each of the years then ended have been incorporated in this registration statement by reference to the Current Report on Form 8-K/A of Rare Medium Group, Inc. in reliance upon the report of Rubin & Katz LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. This prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) which we have filed with the SEC under the Securities Act, with respect to the common stock offered in this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily summaries of the material provisions of those documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. You can inspect and copy the registration statement and the reports and other information we file with the SEC under the Exchange Act at the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The same information will be available for inspection and copying at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, N.Y. 10048 and at Citicorp Center, 5000 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of this material from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

     Our common stock is quoted on The Nasdaq National Market under the symbol "RRRR." Reports, proxy statements and other information concerning us can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

Consolidated Balance Sheets at December 31, 1998 and September 30, 1999 (Unaudited)........................  F-2
Unaudited Consolidated Statements of Operations--Three and Nine months ended
  September 30, 1998 and 1999..............................................................................  F-3
Unaudited Consolidated Statements of Cash Flows--Nine months ended
  September 30, 1998 and 1999..............................................................................  F-4
Notes to Unaudited Consolidated Financial Statements.......................................................  F-5
Report of Independent Public Accountants...................................................................  F-9
Consolidated Balance Sheets as of December 31, 1997 and 1998...............................................  F-10
Consolidated Statements of Operations for the years ended
  December 31, 1997 and 1998...............................................................................  F-11
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997 and 1998...............................................................................  F-12
Consolidated Statements of Stockholders' (Deficit) Equity for the years ended
  December 31, 1997 and 1998...............................................................................  F-13
Notes to Consolidated Financial Statements.................................................................  F-14

                            RARE MEDIUM GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                     DECEMBER 31,    SEPTEMBER 30,
                                                                                         1998            1999
                                                                                     ------------    -------------
                                                                                                      (UNAUDITED)
                                      ASSETS
Current assets:
  Cash and cash equivalents.......................................................   $    917,978    $  59,373,542
  Accounts receivable, net........................................................      1,184,182        7,296,630
  Work in process.................................................................        251,718        3,125,002
  Prepaid expenses and other current assets.......................................        443,526        2,621,532
                                                                                     ------------    -------------
Total current assets..............................................................      2,797,404       72,416,706

Property, plant and equipment, net................................................      1,918,273        7,839,516
Investments in affiliates.........................................................             --       14,550,901
Intangibles, net..................................................................     39,899,170       57,720,459
Other assets......................................................................        128,275        1,197,912
                                                                                     ------------    -------------
Total assets......................................................................   $ 44,743,122    $ 153,725,494
                                                                                     ------------    -------------
                                                                                     ------------    -------------

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................................................   $  1,634,889    $   5,115,569
  Accrued liabilities.............................................................      1,912,364        4,086,135
  Deferred revenue................................................................        308,898          605,730
  Current portion of notes payable--related parties...............................             --        2,990,285
  Current portion of notes payable................................................        129,525          854,159
                                                                                     ------------    -------------
Total current liabilities.........................................................      3,985,676       13,651,878

Notes payable--related parties....................................................     10,591,526        2,990,285
Other noncurrent liabilities......................................................        344,210          183,658
                                                                                     ------------    -------------
Total liabilities.................................................................     14,921,412       16,825,821
                                                                                     ------------    -------------
Series A Convertible Preferred stock, $.01 par value, net of unamortized discount
  of $55,668,678..................................................................             --       34,553,354
                                                                                     ------------    -------------
Stockholders' equity:
  Preferred stock, $.01 par value, authorized 10,000,000 shares, issued 902 shares
     at September 30, 1999........................................................             --               --
  Common stock, $.01 par value, authorized 200,000,000 shares, issued 30,696,828
     shares at December 31, 1998 and 40,359,067 shares at September 30, 1999......        306,968          403,591
  Additional paid-in capital......................................................     84,720,304      216,265,552
  Note receivable from shareholder................................................       (230,467)        (230,467)
  Accumulated deficit.............................................................    (54,803,665)    (113,920,927)
  Treasury stock, at cost, 66,227 shares..........................................       (171,430)        (171,430)
                                                                                     ------------    -------------
Total stockholders' equity........................................................     29,821,710      102,346,319
                                                                                     ------------    -------------
Total liabilities and stockholders' equity........................................   $ 44,743,122    $ 153,725,494
                                                                                     ------------    -------------
                                                                                     ------------    -------------

                            RARE MEDIUM GROUP, INC.
                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          THREE MONTHS ENDED              NINE MONTHS ENDED
                                                             SEPTEMBER 30,                  SEPTEMBER 30,
                                                      ---------------------------    ---------------------------
                                                         1998            1999           1998            1999
                                                      -----------    ------------    -----------    ------------
Revenues...........................................   $ 1,522,839    $ 11,336,636    $ 2,537,929    $ 19,080,519

Expenses:
  Compensation expense.............................     2,129,760       9,944,680      3,554,328      18,625,508
  Sales and marketing expense......................        84,977         660,095        126,968       1,315,271
  General and administrative expense...............       769,768       5,565,179      2,249,697       9,999,430
  Depreciation and amortization....................     4,165,861       6,807,273      8,414,642      16,971,398
                                                      -----------    ------------    -----------    ------------
       Total expenses..............................     7,150,366      22,977,227     14,345,635      46,911,607
                                                      -----------    ------------    -----------    ------------
Loss from operations...............................    (5,627,527)    (11,640,591)   (11,807,706)    (27,831,088)
Interest (expense) income, net.....................      (449,225)        795,615       (716,656)     (1,407,019)
Equity interest in net income (loss) of
  investments......................................        10,650              --             --              --
                                                      -----------    ------------    -----------    ------------
       Loss before discontinued operation..........    (6,066,102)    (10,844,976)   (12,524,362)    (29,238,107)
Discontinued operation:
  Loss from discontinued operation.................    (1,525,342)             --     (4,424,511)             --
  Gain on restructuring of Engelhard/ICC...........            --              --     24,256,769              --
                                                      -----------    ------------    -----------    ------------
       (Loss) income from discontinued operation...    (1,525,342)             --     19,832,258              --
                                                      -----------    ------------    -----------    ------------
Net (loss) income..................................    (7,591,444)    (10,844,976)     7,307,896     (29,238,107)
  Deemed dividend attributable to issuance of
     convertible preferred stock...................            --              --             --     (29,879,155)
  Cumulative dividends and accretion of convertible
     preferred stock to liquidation value..........            --      (3,470,733)            --      (4,662,730)
                                                      -----------    ------------    -----------    ------------
Net (loss) income attributable to common
  stockholders.....................................   $(7,591,444)   $(14,315,709)   $ 7,307,896    $(63,779,992)
                                                      -----------    ------------    -----------    ------------
                                                      -----------    ------------    -----------    ------------
Basic and diluted (loss) earnings per share:
  Continuing operations............................   $     (0.23)   $      (0.37)   $     (0.48)   $      (1.81)
  Discontinued operation...........................   $     (0.05)   $         --    $      0.76    $         --
                                                      -----------    ------------    -----------    ------------
Net (loss) income per share........................   $     (0.28)   $      (0.37)   $      0.28    $      (1.81)
                                                      -----------    ------------    -----------    ------------
                                                      -----------    ------------    -----------    ------------
Weighted average common shares
  outstanding......................................    26,731,817      38,723,657     26,128,504      35,320,850
                                                      -----------    ------------    -----------    ------------
                                                      -----------    ------------    -----------    ------------

     See accompanying notes to unaudited consolidated financial statements.

                            RARE MEDIUM GROUP, INC.
                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        NINE MONTHS ENDED
                                                                                          SEPTEMBER 30,
                                                                                   ----------------------------
                                                                                      1998            1999
                                                                                   -----------    -------------
Cash flows from operating activities:
  Net income (loss)...........................................................     $ 7,307,896    $ (29,238,107)
  Adjustments to reconcile net income (loss) to net cash used in operating activities:
     Gain on restructuring of Engelhard/ICC...................................     (24,256,769)              --
     Depreciation and amortization............................................       8,553,299       16,971,398
     Equity interest in net loss of investments...............................         122,800               --
     Common stock and stock options issued for services rendered..............         589,914               --
     Loss on disposition of FAS...............................................         252,587               --
     Noncash interest expenses................................................              --        2,358,687
     Changes in assets and liabilities, net of acquisitions:
       Accounts receivable....................................................      (2,838,441)      (3,947,590)
       Work in process........................................................              --       (2,873,284)
       Prepaid expenses and other assets......................................              --       (1,773,785)
       Deferred revenue.......................................................              --          296,832
       Accounts payable, accrued and other liabilities........................              --        2,315,064
                                                                                   -----------    -------------
          Net cash used in operating activities...............................     (10,268,714)     (15,890,785)
                                                                                   -----------    -------------

Cash flows from investing activities:
  Cash paid for acquisitions and investments in affiliates, net of cash
     acquired, and acquisition costs..........................................     (10,041,986)     (15,809,291)
  Cash received in connection with restructuring of Engelhard.................      18,864,003               --
  Purchases of property, plant and equipment, net.............................        (682,069)      (4,305,531)
  Redemption of restricted cash deposits......................................       2,500,000               --
  Cash components of assets held for sale.....................................        (526,827)              --
                                                                                   -----------    -------------
          Net cash provided by (used in) investing activities.................      10,113,121      (20,114,822)
                                                                                   -----------    -------------

Cash flows from financing activities:
  Proceeds from issuance of convertible debentures............................              --        6,000,000
  Proceeds from issuance of convertible preferred stock, net of costs.........              --       82,997,651
  Repayments of borrowings, net of acquired debt..............................        (181,219)      (1,624,566)
  Proceeds from issuance of stock in conection with exercise of warrants and
     options..................................................................          53,696        7,088,086
                                                                                   -----------    -------------
          Net cash provided by (used in) financing activities.................        (127,523)      94,461,171
                                                                                   -----------    -------------
Net increase (decrease) in cash and cash equivalents..........................        (283,116)      58,455,564
Cash and cash equivalents, beginning of period................................       1,257,483          917,978
                                                                                   -----------    -------------
Cash and cash equivalents, end of period......................................     $   974,367    $  59,373,542
                                                                                   -----------    -------------
                                                                                   -----------    -------------

     See accompanying notes to unaudited consolidated financial statements

                            RARE MEDIUM GROUP, INC.
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

                                   (UNAUDITED)

(1) THE COMPANY

     Rare Medium Group, Inc. ("the Company") conducts its operations primarily through its subsidiaries, which are organized as two related lines of business: the Internet solutions business of Rare Medium, Inc., and the venture/incubator business. The Company is headquartered in New York with offices throughout the United States, Canada, and abroad.

     Through its wholly owned subsidiary, Rare Medium, Inc., the Company is a provider of Internet solutions, offering Fortune 1000 companies and others its services to develop e-commerce Internet strategies, improve business processes, and develop marketing communications, branding strategies, and interactive content using Internet-based technologies and solutions.

     The Company broadened its initial Internet solutions-based strategy with the advent of its venture/incubator business. The Company uses its knowledge of the Internet and its existing development platform to incubate new Internet companies emerging from Silicon Alley in New York, the Digital Coast in Los Angeles, Dallas, Atlanta, Detroit, Toronto and San Francisco, all cities where the Company currently has a presence, as well as in Silicon Valley and other areas. Rare Medium Group's incubator companies include: liveuniverse.com, a "Micro-Portal Enabler;" iFace.com, a Voice over Internet Protocol, or "VoIP" company that is "Voice Enabling" the Internet; ChangeMusic.com, which participates in the emerging MP3 revolution, changing the way music is made, promoted, distributed, and consumed; and Regards.com, an electronic greeting card company. The Company also holds investments consistent with its strategy of developing internet-based enterprises.

     The Company restructured its former climate control systems business in February 1998 and combined with Rare Medium, Inc. in April 1998. Since April 1998 the Company acquired a number of other internet solutions companies. In October 1998, the Company disposed of its former climate control systems operations. In March 1999, the Company changed its name to "Rare Medium Group, Inc."

(2) BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 1998 included in the Company's Annual Report on Form 10-K/A-2 for the year then ended.

     The accompanying unaudited consolidated financial statements as of September 30, 1999 include the results of operations and financial position of the Company on a consolidated basis.

     The accompanying unaudited consolidated financial statements as of September 30, 1998 include the results of operations of the Company and its formerly 90% owned partnership with Engelhard Corporation, Fresh Air Solutions ("FAS"). On October 14, 1998, the Company, through its wholly owned subsidiary, ICC Desiccant Technologies, Inc., completed the sale of a majority of its partnership interests in FAS. ICC Desiccant Technologies, Inc., which was subsequently renamed Investment Holding Company, was the general partner of FAS. In connection with this sale, the unaffiliated investment entity that purchased the partnership interests assumed the liabilities of FAS as general partner, with certain exceptions. As a result of the sale of FAS partnership interests, ICC Desiccant Technologies, Inc. retained, as its sole asset, a 32.4% passive investment limited partnership interest in FAS.

                            RARE MEDIUM GROUP, INC.

                               SEPTEMBER 30, 1999
                                  (UNAUDITED)

(2) BASIS OF PRESENTATION--(CONTINUED)

     Subsequent to the sale of the FAS partnership interests referred to above, FAS redeemed the 10% limited partnership interest in FAS held by Engelhard Corporation in exchange for the 20% limited partnership interest in Engelhard HexCore, L.P. held by FAS and $1 million in cash. As a result, Investment Holding Company's interest in FAS has been increased to a 36% limited partnership interest. The Company has no future funding responsibilities with respect to FAS and its 36% limited partnership interest has no voting rights, and therefore, is accounting for the remaining investment in FAS under the cost method. Consequently, the results of operations of FAS for the three and nine months ended September 30, 1998 are accounted for as discontinued operations (see Note 8). For further information regarding this transaction, refer to the Current Report on Form 8-K filed by the Company on October 29, 1998 as amended on Form 8-K/A filed on November 13, 1998.

(3) ACQUISITIONS AND INVESTMENTS

     During the three months ended September 30, 1999, the Company issued 896,422 shares of unregistered common stock, valued at $9.0 million and $1.0 million of cash, in private placements to various founders, investors and employees as consideration or partial consideration for the acquisitions of all or substantially all of certain businesses. Certain shares issued in connection with these transactions are held in escrow as security for covenants contained in the respective merger agreements. Each of the above transactions has been accounted for under the purchase method of accounting. The purchase prices, which totaled $10.5 million in stock, cash and fees, were allocated to the relative fair values of the net tangible assets, which consisted primarily of cash, accounts receivable, property and equipment, accounts payable, and notes payable. Goodwill of $10.2 million resulting from the transactions is being amortized over a three-year period. The Company also made venture investments consistent with its strategy of developing internet-based enterprises. The Company's venture investments, accounted for under the cost and equity method of accounting, range from 1% to 33% and amounted to $14.6 million.

(4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Internal-Use Software

     The Company has adopted the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance for determining whether computer software qualifies as internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company has adopted SOP 98-1 effective January 1, 1999. The effect of the adoption of SOP 98-1 was not material.

  Recently Issued Accounting Standards

     In July 1999, the Financial Accounting Standards Board issued SFAS
No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS No. 133 and is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

                            RARE MEDIUM GROUP, INC.

                               SEPTEMBER 30, 1999
                                  (UNAUDITED)

(5) EQUITY TRANSACTIONS

     THE RARE MEDIUM NOTEHOLDERS. As part of the consideration for the Company's April 15, 1998 acquisition of Rare Medium, Inc., the Company guaranteed a secured promissory note (the "Rare Medium Note") in the original principal amount of $22.2 million, payable to the original shareholders of Rare Medium, Inc. Through June 30, 1999 the Company issued 3,914,866 shares of common stock of the Company to certain noteholders in exchange for their beneficial interest in $15.8 million of the original principal amount. Effective August 12, 1999, the Company issued 70,000 shares of common stock of the Company to a noteholder in exchange for their beneficial interest in $0.5 million of the original principal amount. In connection with this transaction the Company recognized approximately $0.1 million in non-cash interest expense to the extent that the market value of the common stock on the date of conversion exceeded the conversion price. At September 30, 1999, as a result of these transactions, there is a remaining principal balance of $6.0 million payable under the Rare Medium Note, which bears interest payable semi-annually at the prime rate, and is due in two equal principal installments on April 15, 2000 and April 15, 2001 (see Note 8).

     THE APOLLO SECURITIES PURCHASE. On June 4, 1999, the Company issued and sold to Apollo Investment Fund IV, LP, Apollo Overseas Partners IV, LP and AIF IV/RRRR LLC (collectively, the "Preferred Stockholders"), for an aggregate purchase price of $87.0 million, 126,000 shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock"), 126,000 Series 1-A Warrants (the "Series 1-A Warrants"), 1,916,994 Series 2-A Warrants (the "Series 2-A Warrants"), 744,000 shares of the Company's Series B Preferred Stock (the "Series B Preferred Stock"), 744,000 Series 1-B Warrants (the "Series 1-B Warrants") and 10,345,548 Series 2-B Warrants (the "Series 2-B Warrants"). The Series A Preferred Stock and Series B Preferred Stock accrue dividends at an annual rate of 7.5%. The Series A and Series B Preferred Stock are subject to mandatory redemption on June 30, 2012.

     Under the terms of the securities purchase agreement with the Preferred Stockholders, at the Company's 1999 Annual Meeting of its stockholders held on August 19, 1999, the holders of common stock approved the conversion (the "Apollo Conversion") of all of the Series B Preferred Stock, Series 1-B Warrants and Series 2-B Warrants, including such additional Series B Securities that have been issued as dividends, into like amounts of Series A Preferred Stock, Series 1 Warrants and Series 2 Warrants, respectively.

     Pursuant to the approval, all Series B preferred stock and related warrants were converted into Series A preferred stock and warrants. The Series A securities are convertible into or exercisable for voting common stock whereas the Series B securities were convertible into or exercisable for non-voting common stock.

     For further information regarding this transaction, see the Company's Current Report on Form 8-K as filed on June 21, 1999, and the Company's Definitive Proxy Statement for its Annual Meeting of Shareholders as filed with the SEC on July 12, 1999.

(6) INCOME TAXES

     The Company and the former stockholders of Rare Medium, Inc. and other companies subsequently acquired by merger, intend that each of their respective merger agreements shall constitute a tax-free plan of reorganization pursuant to
Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended. As a result of various recent equity transactions, management believes the Company experienced an "ownership change" as defined by section 382 of the Internal Revenue Code in 1999. Accordingly, the utilization of the net operating loss carryforward to offset future taxable income is subject to an annual limitation.

                            RARE MEDIUM GROUP, INC.

                               SEPTEMBER 30, 1999
                                  (UNAUDITED)

(7) EARNINGS PER SHARE

     Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if stock options or warrants were exercised or converted into common stock. Basic and diluted earnings per share were the same for the three and nine months ended September 30, 1999 since the effect of all potential dilutive common shares was antidilutive.

(8) SUBSEQUENT EVENTS

  Acquisitions and Investments

     Subsequent to September 30, 1999, the Company completed additional venture investments totaling $3.78 million in cash consistent with its venture/incubator strategy.

  The Rare Medium Noteholders

     Effective October 10, 1999, the Company issued 398,703 shares of common stock of the Company to two noteholders in exchange for their beneficial interest in $4.0 of the original principal amount of the Rare Medium Note. In connection with this transaction the Company recognized approximately
$0.4 million in non-cash interest expense to the extent that the market value of the common stock on the date of conversion exceeded the conversion price.

  Investment in FAS

     In October 1999, Engelhard Corporation, FAS and the Company entered into an agreement by which Engelhard Corporation advanced cash and credit support to FAS. Under the terms of the agreement, the Company's interest in FAS could be diluted to 13% if all monies are advanced.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Rare Medium Group, Inc.:

We have audited the accompanying consolidated balance sheet of Rare Medium Group, Inc. as of December 31, 1998 and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 1997 and for each of the years in the two-year period ended December 31, 1997 were audited by other auditors whose report, dated March 20, 1998, on those statements included an explanatory paragraph that states that the Company has incurred losses accumulating to $54,184,410 through December 31, 1997, which raises substantial doubt of their ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rare Medium Group, Inc. as of December 31, 1998 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Rare Medium Group, Inc. will continue as a going concern. As discussed in
Note 1 to the consolidated financial statements, the Company has suffered net losses and losses from continuing operations, has a working capital deficiency and has incurred accumulated losses through December 31, 1998. These factors, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          KPMG LLP

New York, New York
March 29, 1999

                             RARE MEDIUM GROUP, INC
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1998

                                                                                         1997           1998
                                                                                      -----------    -----------
                                      ASSETS
Current assets:
  Cash and cash equivalents........................................................   $ 1,257,483    $   917,978
  Accounts receivable, net.........................................................            --      1,184,182
  Unbilled receivables.............................................................            --        251,718
  Advertising credits..............................................................            --        298,083
  Prepaid expenses and other current assets........................................       406,558        145,443
                                                                                      -----------    -----------
       Total current assets........................................................     1,664,041      2,797,404

Property and equipment, net........................................................         7,615      1,918,273
Goodwill, net of accumulated amortization of $12,234,602...........................            --     39,899,170
Notes receivable, net..............................................................       350,000             --
Restricted cash equivalents........................................................     2,500,000             --
Other assets.......................................................................            --        128,275
                                                                                      -----------    -----------
       Total assets................................................................   $ 4,521,656    $44,743,122
                                                                                      -----------    -----------
                                                                                      -----------    -----------

                  LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Accounts payable.................................................................   $    97,989    $ 1,634,889
  Accrued liabilities..............................................................       183,515      1,557,364
  Deferred revenue.................................................................            --        308,898
  Taxes payable....................................................................            --        355,000
  Notes payable--other.............................................................            --         79,525
  Note payable--affiliate..........................................................            --         50,000
                                                                                      -----------    -----------
       Total current liabilities...................................................       281,504      3,985,676

Notes payable--related parties.....................................................            --     10,591,526
Notes payable--other...............................................................            --        235,145
Deferred rent......................................................................            --        109,065
Loss in excess of investment balance...............................................     7,302,358             --
                                                                                      -----------    -----------
       Total liabilities...........................................................     7,583,862     14,921,412
                                                                                      -----------    -----------
Commitments and contingencies

Stockholders' (deficit) equity:
  Preferred stock, Authorized 9,510 shares; no shares issued and outstanding.......            --             --
  Common stock, $.01 par value. Authorized 50,000,000 shares; issued and
     outstanding 21,519,998 shares in 1997 and 30,696,828 shares in 1998...........       215,200        306,968
  Additional paid-in capital.......................................................    51,308,904     84,720,304
  Note receivable from shareholder.................................................      (230,467)      (230,467)
  Accumulated deficit..............................................................   (54,184,413)   (54,803,665)
  Less: Treasury stock, 66,227 shares in 1997 and 1998, at cost....................      (171,430)      (171,430)
                                                                                      -----------    -----------
       Total stockholders' (deficit) equity........................................    (3,062,206)    29,821,710
                                                                                      -----------    -----------
          Total liabilities and stockholders' equity...............................   $ 4,521,656    $44,743,122
                                                                                      -----------    -----------
                                                                                      -----------    -----------

           See accompany notes to consolidated financial statements.

                            RARE MEDIUM GROUP, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                                                                                         1997            1998
                                                                                     ------------    ------------
Revenues..........................................................................   $         --    $  4,688,120
                                                                                     ------------    ------------
Expenses:
  Operating expenses..............................................................             --       6,590,061
  General and administrative......................................................      1,991,594       3,590,194
  Depreciation and amortization...................................................             --      12,584,177
                                                                                     ------------    ------------
       Total expenses.............................................................      1,991,594      22,764,432
                                                                                     ------------    ------------
Loss from operations..............................................................     (1,991,594)    (18,076,312)
                                                                                     ------------    ------------
Interest income (expense), net....................................................        492,870      (1,278,507)
                                                                                     ------------    ------------
Loss before taxes and discontinued operation......................................     (1,498,724)    (19,354,819)
  Income tax expense..............................................................             --         355,487
                                                                                     ------------    ------------
       Loss before discontinued operation.........................................     (1,498,724)    (19,710,306)
                                                                                     ------------    ------------
Discontinued operation:
  Loss from discontinued operation................................................    (11,985,361)     (4,538,128)
  Gain on restructuring of Engelhard..............................................             --      24,256,769
  Loss on sale of FAS.............................................................             --        (627,587)
                                                                                     ------------    ------------
       (Loss) income from discontinued operation..................................    (11,985,361)     19,091,054
                                                                                     ------------    ------------
Net loss..........................................................................    (13,484,085)       (619,252)
  Cumulative preferred stock dividend.............................................             --              --
                                                                                     ------------    ------------
Net loss attributable to common stockholders......................................   $(13,484,085)   $   (619,252)
                                                                                     ------------    ------------
                                                                                     ------------    ------------
Basic and diluted earnings (loss) per share:
  Continuing operations...........................................................   $      (0.07)   $      (0.78)
  Discontinued operation..........................................................          (0.56)           0.76
                                                                                     ------------    ------------
Net loss per share................................................................   $      (0.63)   $      (0.02)
                                                                                     ------------    ------------
                                                                                     ------------    ------------
Basic weighted average common shares outstanding..................................     21,339,635      25,282,002
                                                                                     ------------    ------------
                                                                                     ------------    ------------

          See accompanying notes to consolidated financial statements.

                            RARE MEDIUM GROUP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                                                                                         1997            1998
                                                                                     ------------    ------------
Cash flows from operating activities:
  Net loss........................................................................   $(13,484,085)   $   (619,252)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Gain of restructuring of Engelhard...........................................             --     (24,256,769)
     Depreciation and amortization................................................          3,927      12,584,177
     Equity interest in net loss of Engelhard/ICC.................................     11,985,361         133,450
     Common stock and stock options issued for services rendered..................         52,381         589,914
     Loss on disposition of FAS...................................................             --         627,587
     Interest expense paid in notes and stock.....................................             --       1,140,413
     (Increase) decrease in:
       Receivables................................................................             --         422,567
       Prepaid expenses and other.................................................       (298,397)        277,142
     Increase (decrease) in:
       Accounts payable and accrued liabilities...................................        194,030         757,693
       Taxes payable                                                                           --         362,745
       Other liabilities..........................................................             --        (702,625)
                                                                                     ------------    ------------
       Net cash used in operating activities......................................     (1,546,783)     (8,682,958)
                                                                                     ------------    ------------
Cash flows from investing activities:
  Acquisitions, net of cash acquired..............................................             --     (10,591,856)
  Cash received in connection with restructuring
     of Engelhard/ICC.............................................................             --      18,864,003
  Capital contributions to Engelhard/ICC..........................................     (6,775,000)             --
  Issuance of note receivable.....................................................       (350,000)             --
  Net cash received in connection with sale of
     majority interest in FAS.....................................................             --         973,173
  Purchases of property and equipment, net........................................         (9,500)       (912,239)
                                                                                     ------------    ------------
       Net cash (used in) provided by investing activities........................     (7,134,950)      8,333,081
                                                                                     ------------    ------------
Cash flows from financing activities:
  Proceeds from issuance of common stock and
     warrants, net................................................................        298,102         118,385
  Cash redemption of preferred stock..............................................             --              --
  Repayment of borrowings.........................................................             --        (108,013)
  Cash dividend on preferred stock................................................             --              --
  Repayments of borrowings from stockholders......................................             --              --
                                                                                     ------------    ------------
       Net cash provided by financing activities..................................        298,102          10,372
                                                                                     ------------    ------------
Net (decrease) in cash and cash equivalents.......................................     (8,383,631)       (339,505)
Cash and cash equivalents, beginning of period....................................      9,641,114       1,257,483
                                                                                     ------------    ------------
Cash and cash equivalents, end of period..........................................   $  1,257,483    $    917,978
                                                                                     ------------    ------------
                                                                                     ------------    ------------

          See accompanying notes to consolidated financial statements.

                            RARE MEDIUM GROUP, INC.
      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                                                                                                                           NOTE
                                                                                                         ADDITIONAL     RECEIVABLE
                                                                        PREFERRED    COMMON STOCK          PAID-IN         FROM
                                                                         STOCK       ($.01 PAR VALUE)      CAPITAL       OFFICER
                                                                        ---------    ----------------    -----------    ----------
Balance, January 1, 1997.............................................        --           212,824         50,730,330            --
  Issuance of 237,644 shares of common stock through exercise of
    stock options and warrants.......................................        --             2,376            578,574      (230,467)
  Net loss...........................................................        --                --                 --            --
                                                                          -----          --------        -----------    ----------
Balance, December 31, 1997...........................................        --           215,200         51,308,904      (230,467)
  Issuance of 5,775,003 shares of common stock for acquired
    businesses.......................................................        --            57,753         19,988,244            --
  Issuance of 193,895 shares of common stock for payment of interest
    on Note..........................................................        --             1,939            526,423            --
  Issuance of 2,951,814 shares of common stock for conversion of debt
    and accrued interest.............................................        --            29,518         12,190,988            --
  Issuance of 55,800 shares of common stock through exercise of stock
    options and warrants.............................................        --               558            117,831            --
  Issuance of 200,000 shares of common stock and options for services
    rendered.........................................................        --             2,000            587,914            --
  Net loss...........................................................        --                --                 --            --
                                                                          -----          --------        -----------    ----------
Balance, December 31, 1998...........................................     $  --          $306,968        $84,720,304    $ (230,467)
                                                                          -----          --------        -----------    ----------
                                                                          -----          --------        -----------    ----------


                                                                                       TREASURY         TOTAL
                                                                       ACCUMULATED       STOCK      STOCKHOLDERS'
                                                                         DEFICIT        AT COST     EQUITY (DEFICIT)
                                                                       ------------    ---------    ----------------
Balance, January 1, 1997.............................................   (40,700,328)    (171,430)       10,071,396
  Issuance of 237,644 shares of common stock through exercise of
    stock options and warrants.......................................            --           --           350,483
  Net loss...........................................................   (13,484,085)          --       (13,484,085)
                                                                       ------------    ---------      ------------
Balance, December 31, 1997...........................................   (54,184,413)    (171,430)       (3,062,206)
  Issuance of 5,775,003 shares of common stock for acquired
    businesses.......................................................            --           --        20,045,997
  Issuance of 193,895 shares of common stock for payment of interest
    on Note..........................................................            --           --           528,362
  Issuance of 2,951,814 shares of common stock for conversion of debt
    and accrued interest.............................................            --           --        12,220,506
  Issuance of 55,800 shares of common stock through exercise of stock
    options and warrants.............................................            --           --           118,389
  Issuance of 200,000 shares of common stock and options for services
    rendered.........................................................            --           --           589,914
  Net loss...........................................................      (619,252)          --          (619,252)
                                                                       ------------    ---------      ------------
Balance, December 31, 1998...........................................  $(54,803,665)   $(171,430)     $ 29,821,710
                                                                       ------------    ---------      ------------
                                                                       ------------    ---------      ------------

          See accompanying notes to consolidated financial statements.

                             RARE MEDIUM GROUP, INC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Description of Business

     Rare Medium Group, Inc. (the "Company"), formerly known as ICC Technologies, Inc. ("ICC"), through a series of transactions, has restructured its operations to focus on the business of providing Internet professional services to large and medium size businesses. This was accomplished by restructuring its Engelhard/ICC Partnership, purchasing the Internet-related businesses of Rare Medium, Inc. ("Rare Medium"), I/O 360, Inc. and DigitalFacades Corporation; and disposing of Fresh Air Solutions (see Note 2). Historically the Company had been engaged in the design, development, manufacture and marketing of climate control systems.

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Revenues have been insufficient to cover costs of operations for the year ended December 31, 1998 primarily as a result of the Company's increase in headcount, investment in infrastructure and acquisitions. The Company has a working capital deficiency and has incurred cumulative losses since inception of $54,184,410 through December 31, 1997 and $54,803,665 through December 31, 1998 and substantially all related to the air conditioning business. The Company's continuation as a going concern is dependent on its ability to ultimately attain profitable operations and positive cash flows from operations. Company management believes that the additional financing together with improved operating cash flows in the future will enable the Company to continue to exist through the next year. The accompanying financial statements do not include any adjustments that may result from the Company's inability to continue as a going concern.

     During 1997, the consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, ICC Desiccant Technologies, Inc. ICC Desiccant Technologies, Inc. owned the Company's 50% interest in Engelhard/ICC, a Partnership between the Company and Engelhard Corporation. Engelhard/ICC, accounted for under the equity method, is included in the consolidated financial statements as discontinued operations. Equity in losses of Engelhard/ICC was $11,985,361 in 1997.

     All intercompany accounts and transactions are eliminated in consolidation.

  (b) Cash and Cash Equivalents

     The Company considers all highly liquid investments with remaining maturities of three months or less at the time of purchase to be cash equivalents.

  (c) Property and Equipment

     The Company uses the straight-line method of depreciation. The estimated useful lives of property and equipment are as follows:

                                                            YEARS
                                                           --------

Equipment...............................................    3 to 5

Furniture and fixtures..................................    5 to 7

     Leasehold improvements are amortized on a straight-line basis over the term of the lease or the estimated useful life of the improvement, whichever is shorter.

  (d) Goodwill

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over three years. The Company periodically assesses the recoverability of the cost of its goodwill based upon estimated future profitability of the related operating entities. The

                             RARE MEDIUM GROUP, INC

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES--(CONTINUED)

agreements pursuant to which the Company acquired certain companies (see
Note 2) include provisions that could require the Company to issue additional shares if the acquired company meets certain performance targets. The value of any such shares issued will be added to the goodwill related to such acquisition and amortized over the remainder of that goodwill's useful life.

     Long-lived assets and certain identifiable intangibles, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (e) Advertising Credits

     The Company has advertising credits that are to be used in the purchase of advertising time or space in the United States. These trade credits will be expensed as utilized.

  (f) Revenue Recognition

     Revenues from the design and development of Internet Web sites, interactive and traditional marketing services are recognized using the percentage-of-completion method. Unbilled receivables represent time and costs incurred on projects in progress in excess of amounts billed, and are recorded as assets. Deferred revenue represent amounts billed in excess of costs incurred, and are recorded as liabilities. To the extent costs incurred and anticipated costs to complete projects in progress exceed anticipated billings, a loss is recognized in the period such determination is made for the excess.

  (g) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (h) Stock Option Plans

     The Company accounts for its stock option plan in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123 which allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method, as defined in SFAS No. 123, had been applied. The Company has elected to apply the provisions of APB No. 25 and provide the pro forma disclosure required by SFAS No. 123. See Note 7.

  (i) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                             RARE MEDIUM GROUP, INC

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES--(CONTINUED)

  (j) Net Loss Per Share

     Basic earnings per share ("EPS") is computed by dividing income or loss plus preferred dividends by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock.

     Net loss and weighted average shares outstanding used for computing diluted loss per common share were the same as that used for computing basic loss per common share for each of the years ended December 31, 1997 and 1998.

     For the purposes of computing EPS from continuing operations, the Company had potentially dilutive common stock equivalents of 1,211,588 and 909,321, for the years ended December 31, 1997, and 1998, respectively, made up of stock options and common stock purchase warrants. These common stock equivalents were not included in the computation of earnings per common share because they were antidilutive on continuing operations for the periods presented.

  (k) Fair Value of Financial Instruments

     The fair value of cash and cash equivalents, accounts receivables, accounts and notes payable, and short-term debt approximate book value. The fair value of long-term notes payable approximates market value based on the recent exchange offering completed in December 1998 (see Note 6).

  (l) Concentration of Credit Risk, Major Customers and Geographic Information

     Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivables. Cash and cash equivalents consist of deposits and money market funds placed with various high credit quality financial institutions.

     Concentrations of credit risk with respect to receivables is limited due to the geographically diverse customer base. The Company routinely assesses the financial strength of its customers and does not require collateral or other security to support customer receivables. Credit losses are provided for in the consolidated financial statements in the form of an allowance for doubtful accounts.

     The Company generates revenue principally from customers located in North America, many of which are large multi-national organizations. Two customers each separately accounted for approximately 10% of Internet related revenues in 1998, one of which represents approximately 10% of the receivables as of December 31, 1998.

  (m) Recently Issued Accounting Standards

     In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring recognition of those instruments as assets and liabilities and to measure them at fair value. SFAS 133 will be effective for the Company in 2000. The Company's management has not completed its analysis of the impact, however, currently does not expect the impact to be material.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance for determining whether computer software qualifies as internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for

                             RARE MEDIUM GROUP, INC

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES--(CONTINUED)

computer software developed or obtained for internal use. The Company has not yet determined the impact, if any, of adopting SOP 98-1, which will be effective for the Company's year ending December 31, 1999.

  (n) Segment Accounting

     All of the of the Company's continuing operations are in one business segment, which is that of providing Internet professional services to large and medium size businesses, and are all located in the United States.

(2) BUSINESS TRANSACTIONS

  (a) Acquisition of Rare Medium

     In April 1998, the Company acquired all of the issued and outstanding shares of capital stock of Rare Medium, Inc., ("Rare Medium") which provides Internet professional services. As consideration for the purchase of Rare Medium, the Company issued 4,269,000 shares of Common Stock valued at $14,045,997, paid $10,000,000 in cash and issued a secured promissory note in the principal amount of $22,200,000 (see Note 5). In the event that on the first anniversary of the transaction the shares issued have a value of less than $3.00 per share, the Company shall issue additional Notes valued at the difference between $3.00 per share and the actual value of the shares. The Company has accounted for this transaction under the purchase method of accounting. The aggregate purchase price, including acquisition costs, exceeded the fair value of Rare Medium's net assets by $45,743,000. This amount has been allocated to Goodwill and is being amortized using the straight line method over three years. Included in the accompanying statement of operations are the results of Rare Medium since the date of acquisition.

  (b) Acquisition of I/O 360

     In August 1998, the Company acquired all of the issued and outstanding shares of capital stock of I/O 360, which provides Internet professional services. As consideration for the purchase of I/O 360, the Company issued 786,559 shares of Common Stock valued at $3,000,000. In the event on the first anniversary of the transaction the shares issued have an aggregate value of less than $3,000,000, the Company shall issue additional shares valued at the difference between $3,000,000 and the actual value of the shares. The Company has accounted for this transaction under the purchase method of accounting. The aggregate purchase price, including acquisition costs, exceeded the fair value of I/O 360's net assets by $3,194,000. This amount has been allocated to Goodwill and is being amortized using the straight line method over three years. Included in the accompanying statement of operations are the results of I/O 360 since the date of acquisition.

  (c) Acquisition of DigitalFacades

     In August 1998, the Company acquired all of the issued and outstanding shares of capital stock of DigitalFacades, which provides Internet professional services. As consideration for the purchase of DigitalFacades, the Company issued 719,144 shares of Common Stock valued at $3,000,000. In the event on the first anniversary of the transaction the shares issued have an aggregate value of less than $3,000,000, the Company shall issue additional shares valued at the difference between $3,000,000 and the actual value of the shares. The Company has accounted for this transaction under the purchase method of accounting. The aggregate purchase price, including acquisition costs, exceeded the fair value of DigitalFacades's net assets by $3,197,000. This amount has been allocated to Goodwill and is being amortized using the straight line method over three years. Included in the accompanying statement of operations are the results of DigitalFacades since the date of acquisition.

                             RARE MEDIUM GROUP, INC

(2) BUSINESS TRANSACTIONS--(CONTINUED)

  (d) Disposal of Engelhard/ICC Partnership and Fresh Air Solutions

     Engelhard/ICC ("E/ICC"), a partnership between ICC and Engelhard Corporation ("Engelhard"), was formed in February 1994 to design, manufacture and sell desiccant climate control systems and desiccant and heat-exchange wheel components. ICC and Engelhard each owned a 50% interest in E/ICC. On
February 27, 1998, ICC and Engelhard effected the restructuring of E/ICC by dividing E/ICC into two separate operating limited partnerships: Fresh Air Solutions L.P. ("FAS") to manufacture and market active climate control systems; and Engelhard Hexcore, L.P. to manufacture and market the heat exchange and desiccant coated wheel components. This transaction included the exchange by ICC and Engelhard of certain of their respective interests in each partnership and the payment by Engelhard to ICC of approximately $18,600,000. After the restructuring, the Company owned 90% of Fresh Air Solutions, L.P. and 20% of Engelhard Hexcore, L.P. and Engelhard owned 80% of Engelhard Hexcore, L.P. and 10% of Fresh Air Solutions, L.P. The Company recognized a gain of $24,256,769 on this transaction, including approximately $7 million relating to the liabilities assumed by the acquiror.

     In October 1998, the Company sold its 1% general partnership and its 56% limited partnership interest in FAS for $1,500,000 of which $1,125,000 was paid in cash and $375,000 by delivery of an unsecured promissory note. The Company incurred a loss of $627,587 on this transaction.

     As of December 31, 1998, the Company has written down its investment including the related note to $0, as a result of the current financial position and recurring losses of FAS. The Company has no future funding responsibilities with respect to FAS and has a 36% passive limited partnership interest with no voting rights, and therefore, is accounting for the remaining investment in FAS under the cost method.

     As a result of these transactions, the Company has recorded the operating results, gain on restructuring, and loss on disposal of FAS as discontinued operations.

     Presented below are summary financial statements for Engelhard/ICC, including a summary balance sheet as of December 31, 1997, and summary statements of operations for the year ended December 31, 1997:

                                                                                  DECEMBER 31,
                                                                                      1997
                                                                                  ------------
Total current assets...........................................................   $  5,553,118
Property, plant and equipment, net.............................................      9,496,897
Other assets...................................................................      1,711,595
                                                                                  ------------
Total assets...................................................................   $ 16,761,610
                                                                                  ------------
                                                                                  ------------
Total current liabilities......................................................   $  7,588,151
Long-term debt.................................................................      8,629,128
Partners' capital..............................................................        544,331
                                                                                  ------------
Total liabilities and partners' capital........................................   $ 16,761,610
                                                                                  ------------
                                                                                  ------------

                                                                                   YEAR ENDED
                                                                                  DECEMBER 31,
                                                                                 ---------------
                                                                                      1997
                                                                                 ---------------
Revenue.......................................................................    $  12,239,012
Expenses......................................................................       28,963,373
                                                                                  -------------
Net loss......................................................................    $ (16,724,361)
                                                                                  -------------
                                                                                  -------------

                             RARE MEDIUM GROUP, INC

(2) BUSINESS TRANSACTIONS--(CONTINUED)

  (e) Escrow Shares

     In connection with the purchases of I/O 360 and DigitalFacades, the former shareholders of I/O 360 and DigitalFacades have agreed to indemnify the Company for any losses resulting from a breach of, among other things, their respective representations, warranties and covenants. To secure the indemnification obligations of the I/O 360 and DigitalFacades stockholders thereunder, 104,874 and 119,857 shares of the Company's common stock delivered to the I/O 360 and DigitalFacades shareholders, respectively, included as part of the Merger Considerations, have been placed in escrow, and the liability of the I/O 360 and DigitalFacades shareholders under such indemnification obligations is expressly limited to the value of such shares held in escrow.

  (f) Pro Formas (unaudited)

     The following unaudited pro forma information is presented as if the Company had completed the acquisitions as January 1, 1997. The pro forma information is not necessarily indicative of what the results of operations would have been had the acquisitions taken place at January 1, 1997, or of the future results of operations.

                                                                     1997            1998
                                                                 ------------    ------------
Revenue.......................................................   $  6,642,568    $  8,292,394
                                                                 ------------    ------------
                                                                 ------------    ------------
Net loss before discontinued operations.......................    (24,252,664)    (25,774,639)
Discontinued operations.......................................    (11,985,361)     19,091,054
                                                                 ------------    ------------
Net loss......................................................   $(36,238,025)   $ (6,683,585)
                                                                 ------------    ------------
                                                                 ------------    ------------
Net loss per common share basic and diluted...................   $      (1.34)   $      (0.24)
                                                                 ------------    ------------
                                                                 ------------    ------------

(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31:

                                                                        1997          1998
                                                                     ----------    ----------
Property and equipment:
  Equipment.......................................................   $   13,766    $1,469,759
  Furniture and fixtures..........................................          956       168,910
  Leasehold improvements..........................................           --       629,179
                                                                     ----------    ----------
                                                                         14,722     2,267,848
  Less accumulated depreciation and amortization..................        7,107       349,575
                                                                     ----------    ----------
  Property and equipment, net.....................................   $    7,615    $1,918,273
                                                                     ----------    ----------
                                                                     ----------    ----------

(4) ACCRUED LIABILITIES

     Accrued liabilities consists of the following at December 31:

                                                                        1997          1998
                                                                     ----------    ----------
Accrued liabilities:
  Accrued compensation............................................           --       474,805
  Accrued professional fees.......................................      114,500       417,809
  Accrued interest payable........................................           --       273,309
  Other liabilities...............................................       69,015       391,441
                                                                     ----------    ----------
  Total accrued liabilities.......................................   $  183,515    $1,557,364
                                                                     ----------    ----------
                                                                     ----------    ----------

                             RARE MEDIUM GROUP, INC

(5) DEBT

  (a) Notes Payable--related parties

     In connection with the Company's acquisition of Rare Medium on April 15, 1998, a secured promissory note (the "Note") was issued to the former shareholders of Rare Medium in the original aggregate principal amount of $22,200,000. The principal amount of the Note is payable in two equal annual installments on the second and third anniversary of the date of issuance, interest accrued at the prime rate and is payable semi-annually in the form of cash or shares of the Company's common stock at the election of the Company subject to certain limitations. The first interest payment due on October 1, 1998 has been satisfied by delivery of a combination of common stock of the Company and an unsecured promissory note of Rare Medium (the "Interest Note"). The Note and Interest Note are secured by all of the assets of Rare Medium. In addition, the Company has guaranteed the obligations of Rare Medium under the Note.

     In December 1998, the Company and certain beneficial holders of the Note, Interest Note and accrued interest amounting to $12,220,506 reached an agreement to convert all of their Notes and accrued interest for common stock of the Company for the price of $4.14 per share, the trading price of the Company's common stock at that time.

     Pursuant to certain agreements between the Company and its lenders, the Company is subject to certain limitations on indebtedness. Such limitations could adversely affect the Company's ability to secure debt financing in the future. These limitations include the payment within 5 days of the Note should the Company close a secondary offering or other financing which results in net proceeds to the Company of $50,000,000 or more. Additionally, should the Company close a secondary offering or financing which results in net proceeds which exceeds $20,000,000 but is less that $50,000,000, the Company must make a payment which is equal to 40% of the Note within 5 days.

     Accrued interest, included in accrued expenses, on the remaining notes relating to the interest payment due April 1, 1999, amounted to $230,071 as of December 31, 1998.

  (b) Note payable--affiliate

     As part of the acquisition of DigitalFacades, the Company assumed a promissory note to the former President of DigitalFacades. The total principal and interest due at December 31, 1998 on this note is $50,000. The note was paid on the due date of March 25, 1999.

  (c) Notes payable--other

     As part of the acquisition of DigitalFacades, the Company assumed an installment note payable to Wells Fargo Bank. The note calls for monthly payments of principal and interest with a final due date of Mach 15, 2001 with interest payable at a rate of 12.1%. The total principal and interest due at December 31, 1998 on this note is $26,885.

     In August 1998, the Company issued a promissory note to First Insurance Fund Group as a payment for a Directors and Officers insurance policy. The note calls for monthly payments of principal and interest with a final due date of May 10, 1999 with interest payable at a rate of 6.83%. The total principal and interest due at December 31, 1998 on this note is $50,320.

     Through its wholly owned subsidiaries I/O 360 and DigitalFacades, the Company has bank lines of credit of $445,930. As of December 31, 1998, the Company had drawn down $237,445 of this amount.

                             RARE MEDIUM GROUP, INC

(6) SHAREHOLDERS' EQUITY

  Common Stock Transactions

     The Company received proceeds of approximately $238,000 from the exercise of stock options to purchase approximately 125,000 shares of common stock granted under its option plans during 1997. The Company received proceeds of approximately $60,000 from the exercise of warrants to purchase approximately 30,000 shares of common stock during 1997.

     In April 1998, the Company issued 4,269,300 shares of common stock as partial consideration for the acquisition of Rare Medium, Inc. In accordance with the Rare Medium Merger Agreement, the fair value of the common stock was determined based on a value of $3.29 per share (the average trading price of the Company's common stock at that time).

     In August 1998, the Company issued 786,559 shares of common stock as consideration for the purchase of I/O 360 in August, 1998. In accordance with the I/O 360 Merger Agreement, the fair value of the common stock was determined based on a value of $3.81 per share (the average trading price of the Company's common stock at that time).

     The Company issued 719,144 shares of common stock as consideration for the purchase of DigitalFacades in August, 1998. In accordance with the DigitalFacades Merger Agreement, the fair value of the common stock was determined based on a value of $4.17 per share (the average trading price of the Company's common stock at that time).

     In December 1998, the Company issued 2,951,814 shares of common stock to certain beneficial holders of the Note held by the former shareholders of Rare Medium in exchange for the principal amount of the Note and accrued interest. Additionally, 193,895 shares of common stock were issued with respect to the interest payment made in October 1998. The fair value of the common stock was determined based on a value of the average trading price of the Company's common stock at that time.

(7) EMPLOYEE COMPENSATION PLANS

     The Company provides incentive and nonqualified stock option plans for directors, officers, and key employees of the Company and others. The Company had reserved a total of 13,600,000 shares of authorized common stock for issuance under the following plans; the Long Term Incentive Plan, Nonqualified Stock Option Plan and Equity Plan for Director. The number of options to be granted and the option prices are determined by the Compensation Committee of the Board of Directors in accordance with the terms of the plans. Options generally expire five to ten years after the date of grant.

     During 1998, the Board of Directors approved the 1998 Long-Term Incentive Plan, ("Stock Incentive Plan") under which "non-qualified" stock options ("NQSOs") to acquire shares of common stock may be granted to non-employee directors and consultants of the Company, and "incentive" stock options ("ISOs") to acquire shares of common stock may be granted to employees. The Stock Incentive Plan also provides for the grant of stock appreciation rights ("SARs"), shares of restricted stock, deferred stock awards, dividend equivalents, and other stock-based awards to the Company's employees, directors, and consultants.

     The Stock Incentive Plan provides for the issuance of up to a maximum of 8,000,000 shares of common stock and is currently administered by the Compensation Committee of the Board of Directors. Under the Stock Incentive Plan, the option price of any ISO may not be less than the fair market value of a share of common stock on the date on which the option is granted. The option price of an NQSO may be less than the fair market value on the date of the NQSO is granted if the Board of Directors so determines. An ISO may not be granted to a "ten percent stockholder" (as such term is defined in section 422A of the Internal Revenue Code) unless the exercise price is at least 110% of the fair market value of the common stock and the term of the option may not exceed five years from the date of grant. Common stock subject to a

                             RARE MEDIUM GROUP, INC

(7) EMPLOYEE COMPENSATION PLANS--(CONTINUED)

restricted stock purchase or a bonus agreement is transferable only as provided in such agreement. The maximum term of each stock option granted to persons other than ten percent stockholders is ten years from the date of grant.

     Under the Nonqualified Stock Option Plan, which provides for the issuance of up to 5,100,000 shares, the option price as determined by the Stock Option Committee may be greater or less than the fair market value of the common stock as of the date of the grant, and the options are generally exerciseable for three to five years subsequent to the grant date.

     The Company also authorized in 1994 the Equity Plan For Directors. The Equity Plan For Directors is a fixed stock option plan whereby vesting is dependent upon the performance of the market price of the Common Stock. Under the Equity Plan For Directors, options may be granted for the purchase of up to 500,000 shares of Common Stock to outside directors. Under the terms of the Equity Plan For Directors, the option price cannot be less than 100% of the fair market value of the Common Stock on the date of the grant.

     The per share weighted average fair value of stock options granted during, 1997 and 1998 was $1.38, and $1.96, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: (1) a risk free interest rate ranging from 5.4% to 6.5% in 1997, and 4.5% to 5.6% in 1998,
(2) an expected life of six years for both years, (3) volatility of approximately 73.9% in 1997 and 91.5% in 1998 and (4) an annual dividend yield of 0% for both years.

     The Company applies the provisions of APB Opinion No. 25 in accounting for its Stock Incentive Plan and, accordingly no cost has been recognized for its stock options in the financial statements since the exercise price was equal to or greater than the fair market value at the date of grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                                     1997           1998
                                                                  -----------    -----------
Net loss:
  As Reported..................................................   $13,484,085    $   619,252
  Pro Forma....................................................   $13,613,974    $ 6,053,743

Net loss per share:
  As Reported..................................................   $      0.63    $      0.02
  Pro Forma....................................................   $      0.64    $      0.24

     Pro forma net loss reflects only options granted since January 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts because compensation cost is reflected over the various options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

                             RARE MEDIUM GROUP, INC

(7) EMPLOYEE COMPENSATION PLANS--(CONTINUED)

     Stock option activity under the Stock Incentive Plan is shown below:

                                                                       WEIGHTED
                                                                       AVERAGE         NUMBER OF
                                                                    EXERCISE PRICES      SHARES
                                                                    ---------------    ----------

Outstanding at January 1, 1997...................................         4.09          3,010,326
  Granted........................................................         3.15            716,998
  Forfeited......................................................         6.58           (248,200)
  Exercised......................................................         2.26           (207,644)
                                                                                       ----------

Outstanding at December 31, 1997.................................         3.81          3,271,480
  Granted........................................................         2.63          6,255,785
  Forfeited......................................................         5.02         (1,669,293)
  Exercised......................................................         2.12            (55,800)
                                                                                       ----------

Outstanding at December 31, 1998.................................         2.61          7,802,172
                                                                                       ----------
                                                                                       ----------

     The following table summarizes weighted-average option price information:

                                         NUMBER                                                NUMBER
                                      OUTSTANDING AT    WEIGHTED           WEIGHTED         EXERCISABLE AT     WEIGHTED
                                      DECEMBER 31,       AVERAGE           AVERAGE          DECEMBER 31,       AVERAGE
RANGE OF EXERCISE PRICES                  1998          REMAINING LIFE    EXERCISE PRICE        1998          EXERCISE PRICE
-----------------------------------   --------------    --------------    --------------    --------------    ---------------
$1.00-$ 2.16.......................      1,054,996           3.82             $ 1.75             884,358           $1.71
$2.25-$ 3.25.......................      5,351,948           6.96               2.41           1,026,527            2.58
$3.63-$ 5.32.......................      1,351,290           6.32               3.91           1,279,672            3.86
$6.88-$10.75.......................         43,938           7.96               8.14              19,964            8.16
                                        ----------           ----             ------          ----------           -----
                                         7,802,172           6.43             $ 2.61           3,210,521           $2.89
                                        ----------           ----             ------          ----------           -----
                                        ----------           ----             ------          ----------           -----

Additionally, at December 31, 1998 there are approximately 1,065,000 warrants outstanding with exercise prices ranging from $2.00-$13.42; 750,000 of these warrants expired or were exercised in January 1999. The balance of these warrants expire in May 1999.

(8) INCOME TAXES

     The difference between the statutory federal income tax rate and the company's effective tax rate for the years ended December 31, 1998 and 1997 is principally due to the Company incurring net operating losses for which no tax benefit was recorded and in 1998 alternative minimum taxes of $355,000.

     For Federal income tax purposes, the Company has unused net operating loss carryforwards of approximately $31.8 million expiring in 1999 through 2012. The availability of the net operating loss carryforwards to offset income in future years, if any, is limited by Internal Revenue Code Section 382 as a result of certain changes in ownership that have occurred.

                             RARE MEDIUM GROUP, INC

(8) INCOME TAXES--(CONTINUED)

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows (in thousands):

                                                                         DECEMBER 31
                                                                 ----------------------------
                                                                     1997            1998
                                                                 ------------    ------------
Net operating loss carryforwards..............................   $ 17,928,000    $ 12,099,000
Alternative minimum tax carryforwards.........................             --         355,000
Other assets..................................................             --          86,000
Other accrued expenses........................................         10,000         281,000
                                                                 ------------    ------------
     Total gross deferred tax assets..........................     17,938,000      12,821,000
Less valuation allowance......................................    (17,938,000)    (12,821,000)
                                                                 ------------    ------------
     Net deferred tax assets..................................   $         --    $         --
                                                                 ------------    ------------
                                                                 ------------    ------------

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. During 1997 and 1998, the valuation allowance increased by $5,130,000 and decreased by $5,117,000, respectively.

(9) RELATED PARTY TRANSACTIONS

     The Company received advertising credits of $300,000 in exchange for shares of common stock in the year ended December 31, 1997. The trade credits are to be used in the purchase of advertising time or space in the United States. As of December 31, 1998, $1,917 of these trade credits had been utilized. The remaining $299,083 will be expensed as utilized.

     The Company loaned $230,467 to its then Chairman in July 1997 in connection with exercise of an option to acquire 82,753 shares of Common Stock. The loan was in the form of a full recourse note which matures in five years. Such note bears interest equal to the prime rate, with such rate adjusted to the current prime rate at each anniversary date.

(10) COMMITMENTS AND CONTINGENCIES

  Leases

     The Company has non-cancelable leases, primarily related to its operations in New York and Los Angeles. Future minimum payments, by year and in the aggregate, under operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1998:

YEAR ENDING DECEMBER 31                                          AMOUNT
------------------------------------------------------------   ----------
1999........................................................   $  402,625
2000........................................................      404,635
2001........................................................      415,363
2002........................................................      348,232
2003........................................................      259,158
Thereafter..................................................      950,784
                                                               ----------
     Total minimum lease payments...........................   $2,780,797

     Total rent expense under operating leases amounted to $315,048 for 1998.

                             RARE MEDIUM GROUP, INC

(10) COMMITMENTS AND CONTINGENCIES--(CONTINUED)

  Employment Agreements

     The Company is a party to employment agreement with the Chief Executive Officer of the Company. The agreement term is from April 15, 1998 to April 15, 2003 and calls for a minimum base salary of $250,000 per year with annual increases of his base salary of not less than 4% per year. The minimum salary commitment for this agreement is $1,354,081. Additionally, this officer is entitled to incentive compensation equal to 2% of the Company's revenues for such year in excess of the revenues of the immediate preceding year. In addition, this officer was granted options to acquire an aggregate of 2,000,000 shares of the Company's common stock at the exercise prices equal to $2.375 per share, the fair value at the time of the agreement, which options will become exercisable ratably on a monthly basis over a period of 60 months from the date of grant and expire ten years from the date of grant.

  Litigation

     From time to time, the Company is subject to litigation in the normal course of business. The Company is of the opinion that, based on information presently available, the resolution of any such legal matters will not have a material adverse effect on the financial position or results of operations of the Company.

(11) SUBSEQUENT EVENTS--(UNAUDITED)

     Pursuant to the terms of a Securities Purchase Agreement, dated as of January 28, 1999, the Selling Securityholder agreed to purchase from the Company, in two tranches, 8% Convertible Term Debentures of the Company in the aggregate principal amount of $6,000,000 (the "Convertible Debentures") and five year warrants to purchase an aggregate of 693,642 shares of common stock at an exercise price of $5.27 per share, subject to reset (the "Warrants"). The first tranche of the transaction closed effective January 28, 1999, at which time the Selling Securityholder purchased Convertible Debentures in the aggregate principal amount of $3,500,000 and Warrants to purchase 404,625 shares of common stock. Upon the timely satisfaction of the conditions of the closing of the second tranche, the Selling Securityholder will purchase the remaining Convertible Debentures and Warrants. The term of the Convertible Debentures is four years. The principal amount of the Convertible Debentures plus accrued interest thereon at 8% per annum are convertible, at the option of the Selling Securityholder, into shares of common stock at a conversion price equal to $5.27 per share until July 27, 1999 (unless certain events occur earlier) and, therefore, at a per share price equal to the lowest of (i) $5.27, (ii) 105% of the average closing bid price of the common stock for the lowest two trading days during the 15 trading days ending on July 27, 1999, and (iii) 92% of the average closing bid price of the common stock for the lowest two trading days during the 15 trading days ending on the trading day immediately preceding the applicable conversion date, but in no event less than $2.49 per share, subject to adjustment (the "Floor Price"). In the event that the common stock trades below the Floor Price for a certain period of time, the Company has the right to prepay the Convertible Debentures at an amount equal to 120% of principal plus accrued interest. Except under certain limited circumstances, the Selling Securityholder is not entitled to convert the Convertible Debentures or exercise the Warrants to the extent that the shares to be received by the Selling Securityholder upon such conversion or exercise would cause the Selling Securityholder to beneficially own more than 4.9% of the outstanding common stock.

     On February 25, 1999, the Company acquired the assets of Interface Alternatives, Inc. through a newly-formed subsidiary, iface.com, which is in the business of providing software and solutions for voice-over-internet protocol ("VOIP") for voice, video and fax communications via the Internet. The Company owns 80% of the stock of iface.com, and previous management of Interface Alternative, Inc. owns the remaining 20%. As consideration for the assets of Interface Alternatives, Inc., which are currently estimated at $350,000, iface.com assumed the liabilities of Interface Alternatives, Inc., which are currently estimated at $250,000. In addition, the Company provided cash at closing to iface.com in the amount of $250,000 and a

                             RARE MEDIUM GROUP, INC

(11) SUBSEQUENT EVENTS--(UNAUDITED)--(CONTINUED)

one-year line of credit in the amount of $250,000. The acquisition will be accounted for under the purchase method of accounting.

     On February 26, 1999, the Company signed a definitive agreement to acquire 100% of the outstanding stock of FS3 Interactive, Inc. FS3 creates Internet-based business solutions, including Web marketing, design, programming, and E-commerce enabling. As consideration for the purchase, the Company will issue common stock valued at two times FS3's annual revenue, which is currently estimated at $1.7 million. The number of shares to be issued will be determined based on the lesser of $4.50 or the average closing bid price for the ten days prior to closing.

     On March 9, 1999, the Company signed a definitive agreement to acquire 100% of the outstanding stock of Big Hand, Inc. and its subsidiary, Circumstance Design, Inc. Big Hand creates Internet-based solutions, including Web marketing, design, programming, and E-commerce enabling. As consideration for the purchase the Company will issue common stock valued at two times the trailing twelve month consolidated revenue of Big Hand and Circumstance, which is currently estimated at $3.0 million. The number of shares to be issued will be determined based on the lesser of $4.50 or the average closing bid price for the ten days prior to closing.

     On March 16, 1999, the Company, formerly known as ICC Technologies, Inc., officially changed its name to Rare Medium Group, Inc. by a vote at a special meeting of the stockholders, increased the number of authorized shares from 50,000,000 to 200,000,000, adopted staggered terms for directors and received approval for the 1998 Long-Term Incentive Plan

     On March 19, 1999, the Company signed a definitive agreement to acquire 100% of the outstanding stock of Hype! Inc., a Canadian corporation. Hype! is an Internet marketing and communications company. As consideration for the purchase, Rare Medium Group, Inc. will issue 270,729 shares of common stock.

                                    [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee and the listing fee are estimated):

SEC Registration Fee                                              $ 26,400
Nasdaq National Market Listing Fees                                 17,500
Legal Fees and Expenses                                             25,000
Printer's Fees and Expenses                                          1,000
Accountants' Fees and Expenses                                      10,000
Miscellaneous Costs                                                 10,000
                                                                  --------
Total                                                               89,900
                                                                  --------
                                                                  --------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's certificate of incorporation contains a provision which provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director except for liabilities:

          (i) for any breach of the director's duty of loyalty;

          (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

          (iii) for an unlawful dividend payment or an unlawful repurchase or redemption of stock under Section 174 of the Delaware General Corporation Law; or

          (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's certificate of incorporation provides that the Company may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     The Company's certificate of incorporation provides that the Company may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the court of chancery or such other court shall deem proper.

     To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the Company's certificate of incorporation provides that he will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Any indemnification under the provisions of the Company's certificate of incorporation (unless ordered by a court) will be made by the Company upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

     The Company's certificate of incorporation provides that the Company may pay expenses incurred by defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding in the manner provided herein upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company.

     The Company's certificate of incorporation provides that the indemnification and advancement of expenses will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     The Company's certificate of incorporation provides that the indemnification and advancement of expenses provided therein will not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or of any disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     The Company's certificate of incorporation provides that the Company may purchase and maintain insurance on behalf of any person who is or was serving the Company in any capacity referred to above against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of its certificate of incorporation.

     The Company's by-laws provide that the Company will indemnify any director and any officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, quasi-administrative or investigative, other than an action by or in the right of the Company (a "Third Party Proceeding"), by reason of the fact that he or she was or is a director or officer, employee or agent of the Company, acting solely in such capacity, or a person serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, committee or other enterprise 50% or more of whose voting stock or equitable interest shall be owned by this Company (each an "Authorized Representative") against his or her expenses and liabilities (including attorneys' fees), actually and reasonably incurred by him or her in connection with the Third Party Proceeding if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the Company and, with respect to any Third Party Proceeding involving potential criminal liability (a "Criminal Third Party Proceeding"), had no reasonable cause to believe his or her conduct was unlawful or in violation of applicable rules. The termination of any Third Party Proceeding by judgment, order, settlement, consent filing of a criminal complaint or information, indictment, conviction or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any Criminal Third Party Proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     The Company's by-laws provide that the Company will indemnify any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by the Company to produce a judgment in favor of its shareholders, or any threatened, pending or completed action or suit in the right of the Company by its shareholders to procure a judgment in favor of the Company (a "Derivative Action") by reason of the fact that the director or officer was or is an Authorized Representative of the Company, against his or her expenses (including attorneys' fees) actually and reasonably incurred by the director or officer in the action if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the Company; except that no indemnification will be made in respect of any claim, issue or matter as to which he or she has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless and only to the extent that the court of common pleas, or other similarly constituted state court, located in the county where the registered office of the Company is located or the court in which such Derivative Action is or was pending, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, he or she is fairly and reasonably entitled to indemnify for expenses which the court deems proper.

     An Authorized Representative of the Company (other than a director or officer of the Company) may be indemnified by the Company or have his or her expenses advanced in accordance with the procedures described below. To the extent that an Authorized Representative of the Company has been successful on the merits or otherwise in defense of any Third Party Proceeding or Derivative Action or in defense of any claim, issue or matter therein, the Authorized Representative will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

     Indemnification under the provisions of the Company's by-laws described above (unless ordered by a court, in which case the expenses, including attorneys' fees of the Authorized Representative in enforcing indemnification will be added to and included in the final judgment against the Company) will be made by the Company only as authorized in the specific case upon a determination that the indemnification of the Authorized Representative is required or proper in the circumstances because he or she has met the applicable standard of conduct set forth above or has been successful on the merits or as otherwise in defense of any Third Party Proceeding or Derivative Action and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

          (a) By the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors of the Company who are not parties or have no economic or other collateral personal benefit relating to a Third Party Proceeding or Derivative Action ("Disinterested Directors"); or

          (b) If a quorum is not obtainable or, even if obtainable, a majority vote of a quorum of Disinterested Directors so directs, by independent legal counsel in a written opinion.

     The Company's by-laws provide that expenses incurred in defending a Third Party Proceeding or Derivative Action will be paid on behalf of a director or officer, and may be paid on behalf of any Authorized Representative, by the Company in advance of the final disposition of the action as authorized in the manner provided above (except that the person(s) making the determination thereunder need not make a determination on whether the applicable standard of conduct has been met unless a judicial determination has been made with respect thereto, or the person seeking indemnification has conceded that he or she has not met such standard) upon receipt of an undertaking by or on behalf of the Authorized Representative to repay the amount to be advanced unless it shall ultimately be determined that the Authorized Representative is entitled to be indemnified by the Company as required in the Company's by-laws or authorized by law. The financial ability of any Authorized Representative to make repayment will not be a prerequisite to making of an advance.

     The Company's by-laws provide the Company may purchase and maintain insurance on behalf of any person who is or was an Authorized Representative against any expenses and liabilities asserted against him or her and incurred by him or her in any such capacity, whether or not the Company would have the power to indemnify him or her against such expenses and liabilities under the provisions of the Company's by-laws.

     The indemnification provided by the Company's by-laws is not deemed to be exclusive of any other right to which a person seeking indemnification may be entitled under any statute, agreement, vote of Disinterested Directors, or otherwise, regardless of whether the event giving rise to indemnification occurred before or after the effectiveness thereof, both as to action taken in another capacity while holding his or her office or position, and will continue as to a person who has ceased to be an Authorized Representative of the Company and will inure to the benefit of his or her heirs and personal representatives.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed as part of this registration statement:

EXHIBIT INDEX

 EXHIBIT
  NUMBER     DESCRIPTION
----------   --------------------------------------------------------------------------------------------------------
    4.1       --   Form of Purchase Agreement, dated January 14, 2000, among the Company and each of the selling stockholders
    5.1       --   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
   23.1       --   Consent of KPMG, LLP
   23.2       --   Consent of PricewaterhouseCoopers LLP
   23.3       --   Consent of Rubin & Katz LLP
   23.4       --   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
   24.1       --   Power of Attorney (included on signature page to this Registration Statement)

ITEM 17. UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions discussed in Item 15 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) For purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
     Section 13(a) or 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan's annual report pursuant to
     Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, NEW YORK ON THE 11TH DAY OF FEBRUARY, 2000.

                                          RARE MEDIUM GROUP, INC.

                                          By:       /s/ GLENN S. MEYERS
                                             -----------------------------------
                                                       Glenn S. Meyers
                                            Chairman of the Board, President and
                                                  Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey J. Kaplan and Robert C. Lewis his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) relating to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes, each acting alone, may lawfully do or cause to be done by virtue thereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                SIGNATURE                                      TITLE                             DATE
------------------------------------------  -------------------------------------------   -------------------

           /s/ GLENN S. MEYERS              Chairman of the Board, President and            February 11, 2000
------------------------------------------  Chief Executive Officer
             Glenn S. Meyers

          /s/ ANDREW D. AFRICK              Director                                        February 11, 2000
------------------------------------------
             Andrew D. Africk

           /s/ MICHAEL GROSS                Director                                        February 11, 2000
------------------------------------------
              Michael Gross

           /s/ JEFFREY KILLEEN              Director                                        February 11, 2000
------------------------------------------
             Jeffrey Killeen

        /s/ RICHARD T. LIEBHABER            Director                                        February 11, 2000
------------------------------------------
           Richard T. Liebhaber

            /s/ MARC J. ROWAN               Director                                        February 11, 2000
------------------------------------------
              Marc J. Rowan

            /s/ STEVEN WINOGRAD             Director                                        February 11, 2000
------------------------------------------
             Steven Winograd

           /s/ JEFFREY J. KAPLAN            Executive Vice President and Chief              February 11, 2000
------------------------------------------  Financial Officer (Principal Financial
            Jeffrey J. Kaplan               Officer)

         /s/ MICHAEL A. HULTBERG            Vice President and Controller (Principal        February 11, 2000
------------------------------------------  Accounting Officer)
           Michael A. Hultberg